125

07024708

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Energy

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 2 7 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35008 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/26/07

082-35008

Reliance Energy

Anil Dhirubhai Ambani Group

AR/S

3-31-07

Annual Report

2006-07

Profile

Reliance Energy Limited, incorporated in 1929, is a fully integrated utility engaged in the generation, transmission and distribution of electricity. It ranks among India's top listed private companies on all major financial parameters, including assets, sales, profits and market capitalization.

A key constituent of the Reliance - Anil Dhirubhai Ambani Group, India's third largest business house, Reliance Energy is India's foremost private sector utility with aggregate group revenues of Rs. 13,017 crore (US$ 3 billion) and total assets of Rs. 12,166 crore (US$ 2.80 billion).

Reliance Energy companies distribute more than 28 billion units of electricity to cover 25 million consumers across different parts of the country including Mumbai and Delhi in an area that spans over 1,24,300 sq. kms. It generates 941 MW of electricity, through its power stations located in Maharashtra, Andhra Pradesh, Kerala, Karnataka and Goa.

Reliance Energy has emerged as one of the leading players in India in the Engineering, Procurement and Construction (EPC) segment of the power sector.

Reliance Energy companies currently pursue several gas, coal, wind and hydro-based power generation projects in Maharashtra, Uttar Pradesh, Arunachal Pradesh and Uttaranchal with aggregate capacity of over 13,510 MW. These projects are at various stages of development.

Reliance Energy is also active in the trading and transmission of power, making it a fully integrated player in the power sector.

Reliance Energy has also forayed as an equity investor in to the infrastructure business, including in the prestigious Mumbai metro rail project and various road projects of the National Highways Authority of India.

Vision Statement

To be amongst the most admired and most trusted integrated utility companies in the world, delivering reliable and quality products and services to all customers at competitive costs, with international standards of customer care-thereby creating superior value for all stakeholders.

To set new benchmarks in standards of corporate performance and governance through the pursuit of operational and financial excellence, responsible citizenship and profitable growth.

Reliance Energy Mission : Excellence in Energy

- To attain global best practices and become a world-class utility.
- To provide uninterrupted, affordable, quality, reliable and clean power to millions of customers.
- To achieve excellence in service, quality, reliability, safety and customer care.
- To earn the trust and confidence of all customers and stakeholders, exceeding their expectations and make the Company a respected household name.
- To work with vigour, dedication and innovation with total customer satisfaction as the ultimate goal.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all people.
- To contribute towards community development and nation building.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

This report is printed on paper manufactured with more than 75 per cent recycled fibre.

Letter to Shareowners



"Think big, think fast, think ahead. Ideas are no one's monopoly."

- Dhirubhai H. Ambani

My dear fellow shareowners,

It gives me great pleasure to share with you the highlights of our company's performance during the year 2006-07.

Reliance Energy is India's leading private sector utility, with aggregate group revenues of Rs 13,017 crore (US$ 3 billion) and gross fixed assets of Rs 12,166 crore (US$ 2.80 billion).

Our company is an integral part of the Reliance ADA Group, which ranks among India's top three business houses.

This proud association shapes our vision and values. It defines who we are, what we stand for and what we aspire to achieve - as a business and as a public utility.

Reliance Energy, like the Reliance ADA Group, embodies the essential ethos of our young nation - the new resurgent India of the 21st century. Our goal, as that of our parent, is not just to build a great enterprise for our stakeholders but a great future for our country - to give millions of young Indians the means to fulfill their dreams, the power to shape their own destiny and to realize their true and diverse potential.

We are not just about scale and size: we are about the pursuit of excellence, the integrity of our values and the quality of our services.

Performance review

You will be happy to learn that during the year, our company made a significant improvement in its financial and operational performance.

The salient points are:

- Total income of Rs 6,575 crore (US$ 1,513 million), against Rs 4,608 crore in the previous financial year, an increase of 43 per cent.
- Cash profit of Rs 1,041 crore (US$ 239 million), against Rs 999 crore in the corresponding period last year.
- Net profit of Rs 801 crore (US$ 184 million), against Rs 650 crore in the previous financial year, an increase of 23 per cent.
- Cash earnings per share of Rs.46 (US$ 1.1) and Earnings per share (EPS) of Rs 37 (US$ 0.9) for the year.

With a net worth of about Rs 9,340 crore (US$ 2.15 billion) as on March 31, 2007, Reliance Energy counts among the top Indian private sector companies.

Our company remains debt free at the net level, and enjoys the top-end ratings of 'AAA' and 'Ind AAA' assigned by CRISIL and FITCH respectively - a resounding re-affirmation of our unwavering and long-standing commitment to financial prudence and conservatism.

Power Generation

Our company's power generation stations continue to demonstrate significant improvement across all important performance parameters. During the past year, the Dahanu power station achieved a record Plant Load Factor (PLF) of 101.79 per cent. This is the highest ever PLF achieved by any power station in India. Similarly, the power stations at Samalkot and Goa also registered higher levels of PLF during the year. We also received a number of awards during the year for our excellence in plant operation, environment management, safety performance and energy conservation.

Power distribution & customer service

Our company's distribution network in Mumbai continues to operate with 99.9 per cent online reliability.

To further improve system reliability, the company is strengthening the Distribution Management System and installing Fault Passage Indicators in the high tension network. These pioneering automation measures will lead to significant overall improvement in the network management system and faster isolation of faulty cables.

We have carried out several changes in our interphase processes for both e-enabled customers and others. Our e-enabled customers can now access online their bills and other account details, make payments and communicate with the company on all major issues. For the benefit of our remaining consumers, the company has upgraded the existing customer care centres as single points of contact for all information and service-related issues.

The company has also undertaken a series of steps aimed at better demand side management by encouraging customers to adopt various energy conservation measures, thereby bridging the gap between demand and supply and ensuring greater reliability in the power situation.

Our two Delhi distribution companies viz. BSES Rajdhani Power Limited and BSES Yamuna Power Limited continue to vigorously pursue various time-bound programmes for improving the overall quality of customer service. Both discoms have comfortably exceeded the committed annual targets for the reduction of aggregate technical and commercial losses during the year - from 35.53 per cent to 29.93 per cent against the target level of 31.30 per cent in BRPL, and from 43.88 per cent to 39.12 per cent against the target of 39.95 per cent in BYPL.

Engineering, Procurement & Construction (EPC)

Our company continues to focus on in-house opportunities as well as large outside projects for its EPC division, which has an order book of about Rs 5,500 crore (US$ 1.27 billion) as of March 31, 2007. The annual turnover of the EPC division in 2006-07 shot up to Rs 2,055 crore from Rs 865 crore the previous year, a rise of nearly 138 per cent. The division has rapidly emerged as the leading player in its segment in the country.

Power trading

Our group company, Reliance Energy Trading Limited (RETL), is one of the top electricity traders in the country and operates in all five transmission regions, namely, North, South, East, West and North East. RETL is regarded as a pioneer in the trading of surplus power from captive power plants. It traded over one billion units in the year 2006-07.

Growth potential

A conservative capital structure - reflected in our company's zero net debt position as of March 31, 2007 - coupled with strong cash reserves provides us with a robust platform for future growth. Reliance Energy continues to focus intensively on its core strategy of achieving a high level of integration in the energy sector.

Power generation projects

Our group company, Rosa Power Supply Company Limited, is currently implementing a 600 MW coal-based power project at Shahjahanpur district in Uttar Pradesh. The company has tied up the financing for this, the first phase of the project, and has commenced the construction work in right earnest. In the second phase, the plant capacity will be raised to 1,200 MW.

Another group company, Maharashtra Energy Generation Limited will implement the upcoming power project at Shahapur in Maharashtra for which a memorandum of understanding has been signed with the state government. The project is in an advanced stage of development.

Meanwhile, the 7,480 MW gas-based project at Dhirubhai Ambani Energy City, Dadri, in Uttar Pradesh has obtained all the major statutory clearances from the central and state governments.

We are also developing a 300 MW coal-based power plant at Butibori, Nagpur, which was won in a competitive bidding process run by the Maharashtra Industrial Development Corporation.

We have also been participating in the bid process for various ultra mega power projects.

Our company has taken several initiatives in renewable power generation. We are in the process of setting up 150 MW of wind turbines in Maharashtra to generate clean power. On the hydro front, the company is developing the 280 MW Urthing hydro power project in Uttaranchal and 700 MW Tato II and 1000 MW Siyom hydro power projects in Arunachal Pradesh. Upon completion of these projects, we will emerge as one of the largest hydro power generators in the country.

Transmission

Reliance Energy continues to explore all emerging opportunities in the transmission sector. The company has been selected as a joint venture partner with Power Grid Corporation of India Limited (PGCIL) for setting up the transmission network for Parbati and Koldam hydro electric projects in Himachal Pradesh. We have also emerged as the lowest bidder for the construction, financing, operation and maintenance of transmission lines, running to 1,515 kms, for two separate projects floated by PGCIL.

Exploration & Production

Our company has made a successful entry into the exploration and production (E&P) business. It has bagged, as a consortium partner of Reliance Natural Resources Limited, four coal bed methane (CBM) blocks, making it the second largest player in the country in terms of CBM acreage. The company has also been awarded the Mizoram block for exploration and production of petroleum and natural gas.

Infrastructure business

Our company has been awarded as a consortium partner the project to develop and operate the Versova-Andheri-Ghatkopar rail-based mass rapid transit system in Mumbai at a project outlay of Rs 2,356 crore. This is the first such project being developed by a private sector company under the public private partnership framework in the country. During the year, our company also bagged three road projects from the National Highways Authority of India in the state of Tamil Nadu, with an aggregate length of 304 kms and an estimated cost of Rs 3,158 crore. With this, we have become the leading developer of national highways in the country on a build, own, operate and transfer basis.

Nuclear power

The recent Indo-US agreement on civil nuclear cooperation in the power sector augurs well for India's long-term energy security and is expected to pave the way for the participation of the private sector in this area of critical national concern.

Corporate governance

We have, in recent years, taken a series of initiatives, going beyond regulatory requirements, to ensure excellence in governance and to promote the interests of all our stakeholders.

Our commitment

Our association with the Reliance ADA Group gives us a privileged access to the Group's formidable expertise in project management and financial engineering. We would always leverage this unique advantage in setting up world class projects. Our focus in these areas will continue to power Reliance Energy to new heights of growth and excellence.

Our founder, the legendary Dhirubhai H Ambani, gave us a simple mantra: to aspire to the highest global standards of quality and efficiency, operational performance, and customer care. We remain committed to upholding that vision.

Dhirubhai exhorted us to think big.

We will think bigger. Indeed, not only bigger but better, creating ever greater value for all our stakeholders.

Anil D Ambani
Chairman

Board of Directors

Shri Anil D. Ambani - Chairman
Shri Satish Seth - Vice Chairman
Shri S C Gupta - Director (Operations)
Shri J P Chalasani - Director (Business Development)
Shri Lalit Jalan - Whole-time Director
Gen V P Malik
Shri S L Rao
Dr Leena Srivastava
Shri V R Galkar

Company Secretary

Ramesh Shenoy

Audit Committee

Shri V R Galkar (Chairman)
Gen V P Malik
Shri S L Rao
Dr Leena Srivastava

Nomination/Remuneration Committee

Gen V P Malik (Chairman)
Shri S L Rao
Dr Leena Srivastava

Environment Health & Safety Committee

Dr Leena Srivastava (Chairperson)
Shri S L Rao
Gen V P Malik
Shri S C Gupta

Shareholders/Investors' Grievances Committee

Shri V R Galkar (Chairman)
Dr Leena Srivastava
Shri S C Gupta

Auditors

Chaturvedi & Shah
Price Waterhouse

Bankers

ABM AMRO Bank N.V.
Canara Bank
HDFC Bank Limited
HSBC Limited
ICICI Bank Limited
Standard Chartered Bank
State Bank of India
UCO Bank
Union Bank of India

Seventy Eighth Annual General Meeting

Tuesday, July 10, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19 Sir Vithaldas Thackersey Marg, Mumbai 400 020

Contents | **Page No.**

Registered Office

Reliance Energy Centre, Santa Cruz (E)
Mumbai 400 055
Telephone: (022) 3009 9999
Facsimile : (022) 3009 9763
Email: helpdesk@rel.co.in
Website: www.rel.co.in

Registrar & Share Transfer Agent

Karvy Computershare Private Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur, Hyderabad 500 081
Telephone: (040) 2342 0815 to 25
Facsimile : (040) 2342 0859
Email: rel@karvy.com
Website: www.karvy.com

Mumbai offices

7 Andheri Industrial Estate
Off Veera Desai Road
843/311 Andheri (W)
Mumbai 400 053
Tel: (022) 2673 0799/0843
Facsimile: (022) 2673 0152

16/22 Bake House
Ground Floor
Near MSC Bank
Behind Rhythm House
Fort, Mumbai 400 023
Tel: (022) 6638 2666/1746
Facsimile: (022) 6633 1135

This Annual Report can be accessed at www.rel.co.in

Performance Highlights

Year Ended 31st March		2007	2006	2005	2004	2003	1990	1980	1970	1960	1950	1940	1930
Units Sold - (Million Units)		8743	8064	7969	7691	5880	2899	1316	540	121	25	5	1.4
Maximum Demand MVA		1457	1331	1320	1274	1226	546	258	111	29	NA	NA	NA
High Tension Mains KMs		3448	3114	3012	2915	2829	1437	1000	700	326	NA	NA	NA
Low Tension Mains KMs		3179	3116	3039	3002	2965	1671	1143	841	418	NA	NA	NA
No. of Substations		4207	4002	3848	3735	3653	2257	1446	718	226	NA	NA	NA
No. of Consumers (in '000) Licensed Area - 384 sq.km		2506	2496	2381	2329	2223	1210	598	260	80	18	12	1.7
No. of Shareholders		1576758	108782	99243	96485	121913	7397	NA	NA	NA	NA	NA	NA
Financial Data (**Rs.in crore.** 1 crore = 10 million)	**US$in** million 1 US $= Rs. 43.47 on 31-3-07												
Assets :	US$ in million												
Fixed Assets (Net)	714.06	3104	2874	2912	3093	1813	147	43	13.74	3.18	0.78	0.28	0.16
Investments	577.87	2512	1193	696	2875	1030	8	3	0.48	0.09	-	-	-
Current Assets (Net)	2262.94	9837	8301	6753	1428	545	28	7	2.07	0.15	0.2	0.01	-
Total Assets	3554.87	15453	12368	10361	7396	3388	183	53	16.29	3.42	0.98	0.29	0.16
Sources of Finance :													
Share Capital	52.45	228	212	186	175	138	13	5	3.59	1.75	0.83	0.24	0.16
Equity Warrants	0.00		88	568	-	-	-	-	-	-	-	-	-
Reserves & Surplus	2095.93	9111	7573	5586	4936	2426	88	24	5.02	0.88	0.15	0.05	-
Borrowings	1347.60	5858	4267	3739	2030	632	27	9	5.23	0.49	-	-	-
Deposits from Consumers	5.75	25	24	22	18	14	55	15	2.45	0.3	-	-	-
Deferred Tax Liabilities	53.14	231	204	260	237	178	-	-	-	-	-	-	-
Total Finance Raised	3554.87	15453	12368	10361	7396	3388	183	53	16.29	3.42	0.98	0.29	0.16
Gross Revenue	1512.54	6575	4608	4593	3583	2777	390	66	7	1	0.31	0.08	0.01
Profit Before Tax	200.60	872	781	570	417	153	12	7	1	0.29	0.08	0.02	-
Profit After Tax	184.27	801	650	520	367	297	12	4	1	0.22	0.08	0.02	-
Dividends	27.84	121	106	87	70	61	2	1	0.31	0.14	0.04	0.02	0.01
Dividend Tax	4.83	21	15	12	9	8	-	-	-	-	-	-	-
Retained Earnings (including statutory reserves)	160.80	699	529	421	295	54	10	3	1	0.17	0.07	0.02	-
Equity Share Capital	52.45	228	212	186	175	138	12	4	3	2	1	0.24	0.16
Rate of Dividend on Equity Shares	53%	53%	50%	47%	45%	44%	18%	16%	11%	8%	7%	7%	5%
Earnings Per Share (Rs.)@	US$0.85	37	33	28	26	22*	10	72	30	13	10	8	2

* Prior to one time adjustments of Rs. 135 Crore.

@ Based on face value of Rs.10 per share

@ Based on face value of Rs.100 per share

Distribution Network in Mumbai


UTTAN
NORTH DIVISION
GORAI
CENTRAL DIVISION
ERANGAL
MADH
SOUTH-CENTRAL DIVISION
JUHU
SOUTH DIVISION
DANDA
MAHIM BAY
DHARAVI
NATIONAL PARK
AAREY COLONY
POWAI
EAST DIVISION

- **North Division (Borivli To Bhayender)**
  Jn. of Shankar Lane & S.V.Road
  Kandivli (West)
  Mumbai 400 067
  Tel. No. 3009 6999, Fax 3009 4881 / 3009 4580

- **Central Division (Goregaon To Kandivli)**
  Western Express Highway, Opp. Patel Alluminium
  Dindoshi, Goregaon (East)
  Mumbai 400 097
  Tel. No. 30096999, Fax 3009 4844

- **South Central Division (Andheri, M.I.D.C., Marol & Seepz, Jogeshwari)**
  M.I.D.C. Central Road,Marol Bus Depot
  Andheri (East)
  Mumbai 400 093
  Tel. No. 3009 6999, Fax 3009 4341

- **South Division (Bandra to Vileparle)**
  RNA Corporate Park, Old Kala Mandir
  Near Collector's Office, Bandra (East)
  Mumbai 400 051
  Tel No. 30096999. Fax: 30096166

- **East Division (Chunabhatti To Vikhroli & Mankhurd)**
  Near Sahakar Cinema
  Tilak Nagar Road No.3
  Chembur
  Mumbai 400 089
  Tel. No. 3009 6999, Fax 3009 2022

- **Helpline No. 30303030**

As On March 31, 2007

Licensed area of supply	384 sq kms.
No. of consumers	2.56 millions
Population covered	above 1 Crore
Maximum Demand	1,457 MVA.
Receiving Stations	57 Nos.
Sub Stations	4,720 Nos.
High Tension consumers	388 Nos.
High Tension Mains	3,448 kms.
Low Tension Mains	3,179 kms.

LEGEND

- Existing Receiving Station Fed From DTPS
- Existing Receiving Station Fed From TPC
- Existing Receiving Station Fed From TPC & DTPS
- Existing TPC's Receiving Station
- Existing 220/33/11 kV. REL Receiving Station

Notice

Notice is hereby given that the seventy-eighth Annual General Meeting (AGM) of the members of Reliance Energy Limited will be held on Tuesday, July 10, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business:

Ordinary business

1. To consider and adopt the audited profit and loss account for the year ended March 31, 2007, the balance sheet as at that date and the reports of the board of directors and auditors thereon.
2. To declare a dividend on equity shares.
3. To appoint a director in place of Shri Satish Seth who retires by rotation and being eligible offers himself for re-appointment.
4. To appoint a director in place of Shri V R Galkar who retires by rotation and being eligible offers himself for re-appointment.
5. To appoint auditors and to fix their remuneration and in this regard, to consider and if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

   "RESOLVED THAT M/s Price Waterhouse, Chartered Accountants and M/s. Chaturvedi & Shah, Chartered Accountants, be and are hereby appointed as joint auditors of the company, to hold office from the conclusion of this annual general meeting until the conclusion of the next annual general meeting of the company, on such remuneration as may be fixed by the board of directors."

Special Business

6. **Revision in remuneration of Shri S C Gupta, Director (Operations)**

   To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

   "RESOLVED THAT in partial modification of resolution no. 6 passed by the members at the annual general meeting held on June 7, 2006, approving the variation in the terms of remuneration of Shri S C Gupta as Director (Operations) and in accordance with the provisions of sections 198, 269, 309, 310 and schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the company hereby approves the variation in the terms of remuneration of Shri S C Gupta as Director (Operations) for the remaining period of his tenure of office, effective April 1, 2007 as set out in the supplemental agreement to be entered into with Shri Gupta.

   RESOLVED FURTHER THAT all other terms and conditions of appointment of Shri S C Gupta as approved earlier by the members, shall remain unchanged."

7. **Revision in remuneration of Shri J P Chalasani, Director (Business Development)**

   To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

   "RESOLVED THAT in partial modification of resolution no.7 passed by the members at the annual general meeting held on June 7, 2006, approving the variation in the terms of remuneration of Shri J P Chalasani as Director (Business Development) and in accordance with the provisions of sections 198, 269, 309, 310 and schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, the company hereby approves the variation in the terms of remuneration of Shr J P Chalasani as Director (Business Development) for the remaining period of his tenure of office, effective April 1, 2007 as set out in the supplemental agreement to be entered into with Shri Chalasani.

   RESOLVED FURTHER THAT all other terms and conditions of appointment of Shri J P Chalasani as approved earlier by the members, shall remain unchanged."

8. **Appointment of Shri Lalit Jalan as Director**

   To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution:

   "RESOLVED THAT pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, (including any statutory modification(s) or re-enactment thereof for the time being in force), Shri Lalit Jalan, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956 and article 106 of articles of association of the company be and is hereby appointed as Director of the Company subject to retirement by rotation".

9. **Appointment of Shri Lalit Jalan as Whole-time Director**

   To consider, and if thought fit , to pass the following resolution, with or without modifications, as an ordinary resolution:

   "RESOLVED THAT in accordance with the provisions of sections 198, 269, 309 read with schedule XIII and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the consent of the company be and is hereby accorded to the appointment of Shri Lalit Jalan as whole-time director of the company, for a period of five years, with effect from April 25, 2007, on the terms and conditions including remuneration as are set out in the agreement to be entered into between the company and Shri Lalit Jalan, a draft whereof is placed before this meeting, which agreement is hereby specifically sanctioned with liberty to the board of directors (hereinafter referred to as "the board" which term shall be deemed to include any committee of the board constituted to exercise its powers, including the powers conferred by this resolution) to alter and vary the terms and conditions of the said appointment and / or remuneration and / or agreement so as not to exceed the limits specified in schedule XIII to the Companies Act, 1956 including any statutory modification or re-enactment thereof, for the time being in force or any amendments and / or modifications that may hereafter be made thereto by the central government in that behalf from time to time, or any amendments thereto as may be agreed to between the board and Shri Lalit Jalan.

RESOLVED FURTHER THAT the board be and is hereby authorized to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

By Order of the Board

Ramesh Shenoy

Company Secretary

Registered Office:

Reliance Energy Centre

Santa Cruz (E)

Mumbai 400 055

April 25, 2007

Notes:

1. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the company. The instrument appointing a proxy should, however, be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.**
2. The relevant explanatory statement pursuant to section 173(2) of the Companies Act, 1956, relating to the special business to be transacted at the AGM is annexed hereto.
3. Corporate members are requested to send a duly certified copy of the board resolution authorizing their representatives to attend and vote at the AGM.
4. Members/proxies should fill in the attendance slip for attending the meeting.
5. In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.
6. Members who hold shares in electronic form are requested to write their client Id and DP Id numbers and those who hold shares in physical form are requested to write their folio numbers in the attendance slip for attending the meeting to facilitate identification of membership at the meeting. Members are requested to bring their attendance slip along with their copy of the annual report to the meeting.
7. All documents referred to in the accompanying Notice are open for inspection at the registered office of the company on all working days except Saturdays, between 11.00 a.m. and 1.00 p.m. up to the date of the AGM.
8. The company has notified closure of the Register of Members and the Share Transfer Books from Saturday, the June 30, 2007 to Tuesday, the July 10, 2007 (both days inclusive), for determining the names of members eligible for dividend, if approved, on equity shares for the year ended March 31, 2007.
9. The dividend on equity shares, if declared, at the AGM will be paid on or after the AGM on July 10, 2007.
10. Members may please note that the dividend warrants shall be payable at par at the designated branches of the bank printed on the reverse of the dividend warrant for an initial period of 3 months only. Thereafter, the divided warrant on revalidation is payable only at limited centres/ branches. Members are, therefore, advised to encash dividend warrants within the initial validity period.
11. Non-resident Indian members are requested to inform Karvy Computershare Private Limited immediately on :
    a. the change in the residential status on return to India for permanent settlement.
    b. the particulars of the bank accounts maintained in India with complete name, branch, account type, account number and address of the bank, if not furnished earlier.
12. a. Appointment of the director : Shri Lalit Jalan is proposed to be appointed as whole-time director at the ensuing annual general meeting.
    b. Re-appointment of directors: At the ensuing annual general meeting, Shri Satish Seth and Shri. V R Galkar retire by rotation, and being eligible, offer themselves for re-appointment.

    The details pertaining to these directors required to be provided pursuant to clause 49 of the listing agreement are furnished in the statement on corporate governance published elsewhere in this report.

Explanatory statement pursuant to Section 173(2) of the Companies Act, 1956

Item nos. 6 & 7

At the annual general meeting of the company held on June 7, 2006, the members had approved the revision in the remunerations of Shri S C Gupta, Director (Operations) and Shri J P Chalasani, Director (Business Development) as specified in the explanatory statement annexed to the notice of the said meeting. Considering the all-round improvement in the operational and financial performance of the company and to align the managerial remunerations to the levels prevailing in the corporate sector, the board of directors ('board') deemed it necessary to revise the remunerations payable to Shri S C Gupta and Shri J P Chalasani.

The board has therefore, as per the recommendations of nomination / remuneration committee of the directors, revised remunerations of Shri S C Gupta to Rs. 90 lakh from Rs. 60 lakh per annum and Shri J P Chalasani to Rs. 90 lakh from Rs. 50 lakh per annum and an amount not exceeding Rs. 30 lakh per annum to each of them as performance linked remuneration for the remaining period of their respective tenure of office, effective April 1, 2007, subject to approval by the members.

All other terms and conditions of the appointment of Shri S C Gupta and Shri J P Chalasani, as approved earlier by the members shall remain unchanged.

Your directors, therefore, recommend the resolution for your approval.

Copies of the draft supplemental agreements to be entered into with Shri S C Gupta and Shri J P Chalasani and the earlier resolutions relating to their appointments and remuneration are open for inspection of the members at the registered office of the company between 11.00 a.m. and 1.00 p.m. on any working day excluding Saturdays up to the date of ensuing AGM on July 10, 2007.

This Explanatory Statement together with the accompanying Notice are to be treated as the relevant abstracts of the respective draft supplemental agreements between the company and Shri S C Gupta and Shri J P Chalasani under section 302 of the Companies Act, 1956.

Shri S C Gupta and Shri J P Chalasani are interested in the resolution pertaining to the revision in the terms of their remunerations as aforesaid. None of the other directors is concerned or interested in the resolution.

Item no. 8

Shri Lalit Jalan, whose appointment as director is proposed at the meeting, did his BTech from the Indian Institute of Technology, Kanpur, MBA in Finance from the prestigious Wharton School, University of Pennsylvania and MS in computer science from the Moore School, University of Pennsylvania. He is the chairman of BSES Rajdhani Power Limited and BSES Yamuna Power Limited, which distribute electricity to the major parts of Delhi. Shri Lalit Jalan is proposed to be appointed as a non-independent director on the board of the company.

Notice under section 257 of the Companies Act, 1956, proposing the appointment of Shri Lalit Jalan as a director has been duly received by the company along with a deposit of Rs. 500 in cash.

The details pertaining to Shri Lalit Jalan required to be provided pursuant to clause 49 of the listing agreement are furnished in the statement on corporate governance published elsewhere in this report.

Your directors recommend the resolution for your approval.

Except Shri Lalit Jalan, none of the other directors is concerned or interested in the resolution.

Item no. 9

Your directors at their meeting held on April 25, 2007 have, subject to the shareholders' approval and provisions of the articles of association of the company, appointed Shri Lalit Jalan as whole-time director for a period of five years with effect from April 25, 2007 on the remuneration recommended by the nomination/remuneration committee of the board.

The remuneration payable to and the terms of appointment of Shri Lalit Jalan during the tenure of his appointment for a period of five years will comprise salary, allowances and perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs. 90 lakh per annum and performance linked remuneration not exceeding Rs. 30 lakh per annum.

The perquisites and allowances payable to Shri Lalit Jalan, subject to aforesaid limits, will include accommodation (furnished or otherwise) or house rent allowance in lieu thereof, house maintenance allowance together with reimbursement of expenses or allowances for utilization of gas, electricity, water, furnishing and repairs, medical reimbursement, leave travel concession for self and his dependant family member(s), club fees (not including admission fee), medical insurance, the company's contribution to provident fund, superannuation or annuity fund, gratuity and such other perquisites and / or allowances, within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income-tax Act, 1961 or any rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). In addition, he shall be entitled to encashment of leave at the end of the tenure as per the rules of the company.

The terms and conditions set out for appointment and payment of remuneration herein and / or in the agreement may be altered and varied from time to time by the board as it may, at its discretion, deem fit within the overall ceiling fixed herein.

The board or any committee thereof is entitled to revise the salary, allowances and perquisites payable to the whole-time director of the company at any time, such that the overall remuneration payable shall not exceed the aggregate amount of Rs. 1.20 crore as specified above.

The aforesaid agreement may be terminated by either party (company or the whole-time director) by giving three months' prior notice of termination in writing to the other party.

The draft agreement to be entered into between the company and Shri Lalit Jalan is available for inspection at the registered office of the company on any working day between 11.00 a.m. and 1.00 p.m. excluding Saturdays up to the date of ensuing AGM.

Your directors recommend the resolution for your approval.

The above may also be treated as an abstract of the terms of the contract/agreement between the company and Shri Lalit Jalan pursuant to section 302 of the Companies Act, 1956.

Shri Lalit Jalan is interested in the resolution which pertains to his appointment and / or remuneration payable to him. Save and except the above, no other director of the company is, in any way, concerned or interested, in this resolution.

By Order of the Board
Ramesh Shenoy
Company Secretary

Registered Office:
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055
April 25, 2007

Directors' Report

Your Directors have pleasure in presenting the 78th Annual Report and the audited accounts for the year ended March 31, 2007.

Financial Results

During the year under review, the company achieved an aggregate income of Rs. 6,575 crore.

The highlights of the financial results are as under:

	2006-07	2005-06
		(Rs. crore)
Total Income	6,575.25	4,607.89
Gross Profit before Depreciation	1,112.43	1,130.10
Depreciation	240.06	348.63
Profit before Tax	872.37	781.47
Provision for Taxation (Income-tax and Wealth Tax)	90.15	85.62
Provision for Deferred Tax	27.15	(39.33)
Fringe Benefit Tax	4.77	4.29
Profit after Tax	750.30	730.89
Add: Balance of Profit brought forward from previous year	275.93	200.31
	1,026.23	931.20
Less/Add: Prior Period Adjustments - Current Tax (Net)	(51.15)	80.55
	1,077.38	850.65
Less: Statutory Reserves	11.41	18.72
Amount available for appropriations	1,065.97	831.93
Appropriations :		
Dividend on Equity Shares		
(i) Interim-Quarterly Dividend	-	23.94
(ii) Final Dividend	121.12	80.68
(iii) Final Dividend on Equity Shares for Previous Year (not appropriated in the previous year)	(39.40)	1.36
Corporate Tax on Dividends	20.58	14.87
Transfer to Debenture Redemption Reserve	4.39	35.15
Transfer to General Reserve	600.00	400.00
Balance carried to Balance Sheet	359.28	275.93
	1,065.97	831.93

Dividend

Your directors recommend a dividend of Rs. 5.30 (53 per cent) per equity share aggregating Rs. 142 crore for the financial year 2006-07, which, if approved at the forthcoming 78th Annual General Meeting, will be paid to (i) those members whose names appear on the register of members of the company after giving effect to all valid share transfers in physical form lodged with the company on or before June 29, 2007 and (ii) to those members whose names appear as beneficial owners as at the end of business hours on June 29, 2007, as per particulars to be furnished for this purpose, by the depositories, viz. National Securities Depository Limited and Central Depository Services (India) Limited.

Merger of Reliance Energy Ventures Limited with the Company

Reliance Energy Ventures Limited (REVL) became a part of the Reliance Anil Dhirubhai Ambani Group consequent upon the Scheme of Arrangement between Reliance Industries Limited and REVL becoming effective. Pursuant to a scheme of amalgamation sanctioned by the Hon'ble High Court of Bombay, REVL was merged with the company with effect from July 17, 2006. REVL held 9,09,24,724 equity shares of your company, which were cancelled pursuant to the scheme. In terms of the scheme of amalgamation, shareholders of REVL were allotted equity shares of the Company in the ratio of 7.5 equity shares of the company for every 100 equity shares of REVL, aggregating 9,17,34,781 shares.

Equity Share Capital

During the year under review, AAA Project Ventures Private Limited, a promoter group company, exercised the conversion option in respect of 1,54,00,000 warrants, whereupon the company allotted 1,54,00,000 equity shares to the warrant holder. Consequent upon the allotment of these shares, the paid-up capital of the company stands increased to Rs. 228,53,03,080.

External Commercial Borrowings

The company during the year raised External Commercial Borrowing (ECB) for an amount of US$ 150 million through the issuance of 10 and 12 year Senior Unsecured Notes to institutional investors in the United States of America by way of a private placement, for meeting its funding requirements.

Standby Charges

In the pending litigation on standby charges, The Tata Power Company Limited (TPC) had filed an appeal in the Supreme Court which admitted it and directed TPC to deposit Rs. 227 crore (being 50 per cent of the amount of refund including interest up to December 31, 2006) as per the order of the Appellate Tribunal for Electricity and furnish a bank guarantee for Rs. 227 crore. The company was permitted to withdraw the amount after giving an undertaking to repay the amount if required, without demur, on the final order being passed. The company after giving such an undertaking received Rs. 227 crore on March 12, 2007.

Management Discussion and Analysis of Financial Condition

Management Discussion and Analysis of financial condition and results of operations of the company for the year under review as required under clause 49 of the listing agreement with the stock exchanges, is given as a separate statement in the annual report.

Fixed Deposits

The company discontinued accepting fixed deposits since December 1998. Deposits amounting to Rs. 92,000 due for repayment, were unclaimed by 10 depositors as on March 31, 2007. Since then, none of the depositors has claimed any unclaimed deposit. The company, during the year, transferred Rs. 49,164 being the unclaimed deposit and interest amount, to the Investor Education and Protection Fund set up by the Government of India.

Subsidiaries

The company has seven subsidiaries, viz. BSES Kerala Power Limited, Reliance Global Fund and Investments Limited, Reliance Projects Finance Private Limited, Reliance Fund and Leasing Private Limited, Reliance Energy Transmission Limited, Noida Global SEZ Private Limited and Mumbai Metro One Private Limited.

In terms of the approvals granted by the Central Government under section 212(8) of the Companies Act, 1956, reports of the board of directors and auditors, balance sheet and profit & loss account of these subsidiaries have not been attached to the balance sheet of the company. The company believes that the consolidated annual accounts which form part of the annual report present a full and fair picture of the state of affairs and the financial condition and is accepted globally. The company will make available the audited annual accounts and related details upon request by any member of the company. These documents will also be available for inspection during business hours at the registered office of the company. The financial data of the subsidiaries have been furnished in the consolidated balance sheet forming part of the annual report.

Directors

As part of the company's corporate governance initiatives, the Board resolved to separate the chairman's role from that of execution of the Company's day to day business. Accordingly, the board at its meeting held on April 25, 2007 re-designated Shri Anil D Ambani as Chairman of the board and also re-designated Shri Satish Seth as Vice Chairman of the board.

Shri Lalit Jalan was appointed as additional director in terms of section 260 of the Companies Act, 1956. He holds office up to the date of the ensuing annual general meeting. The company has received notice in writing from a member proposing the candidature of Shri Lalit Jalan for the office of director.

Shri Satish Seth and Shri V R Galkar retire by rotation and are eligible for re-appointment. Brief resumes of Directors, the nature of their expertise in specific functional areas, names of companies in which they hold directorships and the memberships of committees of the board, their shareholdings, etc. are given in the section on corporate governance elsewhere in the annual report.

Auditors

M/s.Price Waterhouse, chartered accountants and M/s. Chaturvedi & Shah, chartered accountants, the statutory auditors, retire at the conclusion of the ensuing annual general meeting and are eligible for re-appointment. The company has received letters from both of them, viz. M/s. Price Waterhouse, and M/s. Chaturvedi & Shah to the effect that their appointment, if made, would be within the limits prescribed under section 224(1B) of the Companies Act, 1956. It is accordingly proposed to appoint M/s. Price Waterhouse and M/s. Chaturvedi & Shah as joint statutory auditors of the company for the year 2007-08.

Cost Auditor

Pursuant to the direction of the central government that the cost accounts maintained by the company be audited by an auditor, the company appointed M/s. V J Talati & Company, cost accountants, for conducting the cost audit for the generation, transmission and distribution of electricity business of the company for the financial year ended March 31, 2007.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217 (2AA) of the Companies Act, 1956, with respect to the Directors' Responsibility Statement, it is hereby confirmed that:

i. in the preparation of the annual accounts for the financial year ended March 31, 2007, the applicable accounting standards have been followed along with proper explanations relating to material departures;

ii. the directors have selected such accounting policies and applied them consistently, and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company as at March 31, 2007 and of the profit of the company for the said period;

iii. the directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities; and

iv. the directors have prepared the accounts for the financial year ended March 31, 2007, on a 'going concern' basis.

The above statements have been noted by the audit committee at its meeting held on April 24, 2007.

Consolidated Financial Statements

In accordance with the accounting standard (AS-21) on consolidated financial statements read with accounting standard (AS-23) on accounting for investments in associates, your directors provide the audited Consolidated Financial Statements in the annual report.

Corporate Governance

The company is one of the pioneers in the country in implementing the best of international practices of corporate governance. A separate section on corporate governance forms part of the annual report. A certificate from Auditors of the company regarding compliance of conditions of corporate governance as stipulated under clause 49 of the listing agreement is given in Annexure II.

Personnel

In accordance with the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the annexure to the directors' report. However, as per the provisions of section 219 (1) (b) (v) of the Companies Act, 1956, the report and accounts are being sent to all members of the company excluding the aforesaid information. Any member interested in obtaining such particulars may write to the company secretary at the registered office of the company.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings and Outgo

The information relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) rules, 1988, is given in annexure I and forms part of this report.

Acknowledgments

Your directors wish to thank the Government of India (including the Ministry of Power), Governments of Maharashtra, Andhra Pradesh and Goa (including Energy and Environment Departments), Maharashtra Pollution Control Board, Maharashtra State Electricity Board, Electricity Regulatory Commissions of Maharashtra and Andhra Pradesh, Dahanu Taluka Environment Protection Authority, Municipal Corporation of Mumbai, financial institutions, bankers, customers, suppliers, shareholders and the employees of the Company for their co-operation and support.

On behalf of the Board of Directors

Mumbai
April 25, 2007

Anil D Ambani
Chairman

Disclosure under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988

A. Conservation of Energy: Not Applicable

B. Technology Absorption: Efforts made in technology absorption as per Form B is given below.

FORM 'B'

RESEARCH AND DEVELOPMENT (R&D)

1. **Specific areas in which Research and Development was carried out by the company:**

A. Electricity Supply Division

Areas in which Research and Development were carried out

a. Detailed study of Miniature Circuit Breakers (MCB) and implementation initiatives for residential and commercial consumers.
b. 4 Way/ 8 Way modular pillar development to be used in conjunction with 2500 /3200 A LT ACB switchboard.
c. Bus-bar sizes redefined for distribution pillars
d. 9 Meter/ 10 Meter octagonal poles introduced in street lighting
e. Implementation of secondary SCADA in the central division

Benefits derived:

a. Reduction in man hours for replacing fuse wire, improved fault protection, easy isolation of load, reduction in energy theft.
b. Reduction in capital cost, man hours, space requirement.
c. Reduction in capital cost
d. Increased spacing between street light poles, reduction in capital as well as maintenance cost. High life span & mechanical strength compared with swaged tubular pole, reduction in capital / maintenance cost in long term.
e. Improved reliability and reduced interruption hours

Future plan of action:

a. Energy audit activities for high value commercial / industrial consumers as directed by MERC.
b. Implementation of Secondary SCADA in balance Four Divisions.

B. Goa Power Station

Areas in which Research and Development were carried out.

a. Modification of Boiler Feed Water System:
   I. Blinding of 8th stage in High Pressure Boiler Feed Pump (HPBFP).
   II. Modification of HPBFP casing to facilitate use of 2nd stage bleed-off water in LP Feed water system, LP Feed Pumps act as standby.
b. In-house development of PMCC Bus change-over scheme using programmable logic controllers.
c. Identification of temperature zone in Plant Control room and implementation by partitioning of control room based on temperature requirements.
d. Implementation of sequential isolation of main consumer feeders to safeguard gas turbine trip on under - frequency during grid islanding.
e. 6-sigma project undertaken for "study of improvement in combined cycle heat rate by reduction in compressor fouling".
f. Increase in demineralised water storage capacity.
g. Condition Monitoring of cables and joints by measuring Heat dissipation by remote temperature sensor.
h. Providing specialised Locking system with improved security feature on naphtha tankers at the point of loading and unloading.
i. Replacement of naphtha unloading hose with SS pipings at unloading bay.
j. Modification of demineralised water forwarding pump scheme for generator turbine inlet air fogging system.
k. Avoidance of birds in plant machine area for eliminating possible flashovers and damage to rotating equipment.
l. Change in operating philosophy: Operation of demineralised plant, operation of non-critical drives and changeover of drives being done during off-peak hours.

Benefits derived:

a. Reduction in auxiliary power consumption (1080 KWh per day) and increased reliability of HRSG due to reduction in economiser pressure.
b. Improvement in reliability of PMCC bus changeover scheme.
c. Improved reliability of plant control equipments and reduction in auxiliary power consumption due to less loading on air conditioners.
d. Improvement in reliability of Plant by uninterrupted supply to direct consumers during grid Isolation.
e. Suggestions of the project are being implemented to minimise fouling of gas turbine compressor and better heat rate.
f. Reduction in DM plant down-time for annual maintenance.
g. Improved reliability of Electrical system
h. Reduction in in-transit fuel loss / pilferages.
i. Reduction in fuel handling loss better safety during fuel unloading.
j. Reduction in auxiliary power consumption.
k. Elimination of birds dropping has resulted in better equipment upkeep and improvement in paint life in DM plant, STG and Compressor house buildings.
l. Improvement in net plant output during peak - hours.

Future plan of action

a. Installation of third cooling tower cell to improve plant reliability and output.
b. Reduction in naphtha evaporation loss by application of thermal reflective paints on naphtha storage tanks.
c. Energy savings by installation of energy efficient blades on cooling tower fans.

d. Rain water harvesting to cover administrative building rooftop.
e. ETP pump modification to reduce auxiliary power consumption.
f. Auto – locking facility of energy meters at midnight to facilitate simultaneous logging of energy meter readings.

C. **Goa Distribution System**

a. Load Management Scheme by installation of frequency relay at the distribution feeders.
b. Replacement of metal meter boxes with transparent front, polycarbonate boxes.
c. Use of sioplas based technology for small size HT cables.
d. Use of 300 watts space heater instead of 70 watts in outdoor panels.

Benefits derived

a. The load management scheme prevents the tripping of gas turbine generator on over load in case of the tripping of steam turbine generator. This is achieved by tripping of individual feeders at the substation level.
b. The problem of corrosion of metal meter boxes due to saline atmosphere of the area is overcome by use of polycarbonate boxes.
c. The sioplas based technology is considered as a better and low cost option as compared to dry cured cables for small size cables.
d. The use of 300 watts space heaters eliminated problems associated with condensation in the outdoor HT panel.

Future plan of action

a. Use of polymeric insulators in place of conventional porcelain insulators.
b. Use of direct current measurement in LT static trivector meters.
c. Use of wireless technology for auto transfer of meter reading/tamper information to station PC.
d. Software for mass communication with consumers through SMS.

D. **Dahanu Thermal Power Station**

Areas in which Research and Development was carried out:

R & D efforts

a. Auxiliary power reduction by various projects like installation of VFD, replacement of energy saving motors, replacement of new technology valves etc.
b. Six Sigma projects in various areas like operation and maintenance of plant, environment, safety etc.
c. Horticulture initiatives and Chiku R&D Center establishment.
d. Fast bus transfer scheme for CW pump house HT Switchgear.

Benefits derived

a. Reduced auxiliary power consumption of the plant.
b. To improve upon the present operational and transactional processes.
c. Greenbelt development. Developing better quality and processes of Chiku production.
d. High reliability.

Future plan of action

a. Heat rate improvement by online optimization package.
b. Setting of coarse ash grinding system in order to utilize coarse ash gainfully
c. Setting up of ash bricks manufacturing plant for 100 per cent ash utilization as per MOEF.
d. Develop model for performance calculation of fans & pumps.
e. Establishing benefit of fuel additive for improved efficiency.
f. Setting up of power plant simulator for training and analysis.
g. Increased use of VFD for reduced auxiliary power consumption.

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1.0 **Electricity Supply Division**

1.1 **Efforts, in brief, made towards technology absorption, adaptation and innovation:**

a. Implementation of Secondary SCADA/Automation system at REL Mumbai

Buoyed by the success of having commissioned a primary SCADA to control bulk power flow, REL has installed the Secondary SCADA for better control of power near the consumer end. Reliance Energy, the leader in adopting several latest technologies to improve the quality of power to its consumers, has now gone further high-tech to ensure better quality power with minimum interruption to its consumers.

Prior to installing the secondary SCADA, field personnel attending to various faults were required to physically visit each substations for operation of the Ring Main Units or the switchgears in the substations. In a crowded city like Mumbai, especially during peak hours, this could take anywhere between 20-40 minutes. However with the commissioning of secondary SCADA, the switchgear operation can be carried out remotely/ instantly from the control centre. This has helped in quick restoration of power supply to the affected areas and reduced power interruption time by up to 60 per cent.

The company's secondary SCADA has been installed and commissioned in one of the five divisions of its network area, (Central Division-Goregaon to Kandivali) controlling approximately 140 automated substations (20 per cent of total). With successful implementation of secondary SCADA REL now proposes to extend the secondary SCADA to the remaining 4 divisions.

Apart from the secondary SCADA, Reliance Energy has planned and started deploying Fault Passage Indicators (FPI) in all of its substations. This device helps in pin-pointing the faulty sections, thus reducing the time required for isolation of a fault and restoration of healthy sections.

b. Installation of Automatic Power Factor Correction (APFC) Capacitor Panel

REL has commissioned about 900 automatic power factor correction capacitor panels at various substations to improve the voltage profile of customers and better management of reactive power within the network.

c. Promoting Compact Fluorescent Light (CFL) bulbs for energy conservation

Through exclusive tie-ups with leading manufacturers, the company has aggressively promoted use of CFL bulbs, by offering them to our consumers at significantly subsidised rates.

REL has distributed more than 6 lakhs of CFL to its customers in order to help energy conservation by replacing high wattage incandescent lamps with CFL.

d. Adoption of Miniature Circuit Breakers (MCB) : For residential / commercial consumers of the company replaced conventional iron clad cutouts by MCBs. Various technical features like watt loss, line-load reversibility and suitability for isolation were studied for different makes of MCBs to choose right product.

e. 2500A / 3200A LT switchboards shall be installed along with 4 / 8 way modular panels wherever feasible for high value consumers. Earlier, cables were laid from isolated switchboard to distribution pillars leading to avoidable cable cost, maintenance cost and man hours.

f. Standard bus-bar manufacturers catalogues were studied in order to redefine most optimized bus-bar size depending on loading, atmospheric conditions and grouping factor.

g. 150W / 250 W HPSV lamps with high lumen output were used in street lighting which have about 20 per cent more lumen output and 50 per cent more life compared with normal HPSV lamp.

h. Octagonal poles introduced for highway lighting for some special projects in heavy traffic density routes.

1.2 Benefits derived:

a. Better power quality and reduced power interruption time by 60 per cent.

b. Better voltage profile.

c. Better load management.

d. Reduction in man hours for replacing fuse wire, improved fault protection, easy isolation of load, reduction in energy theft.

e. Reduction in capital cost, man hours, space requirement.

f. Increased spacing between street light poles, reduction in capital as well as maintenance cost, high life span & mechanical strength compared with swaged tubular pole, reduction in capital / maintenance cost in long term.

2.0 Dahanu Thermal Power Station:

2.1 Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Condition monitoring and structural audit of transmission lines and towers.

b. New HMI system for plant management.

c. New design actuators for F.D fan controls.

d. HEA ignitors for CD & EF elevation for Unit-01.

e. Ramco ERP upgraded from Release 3.1 to 6.

f. ERP Server upgraded from NT to advanced WIN2000 and Database upgraded from SQL7 to SQL2000.

g. Variable frequency drive for vent fan of ash handling system and condensate extraction pump of main plant.

h. New modular PLC based MCC installed at CW pump house for BCCT and hydraulic power pack.

2.2 Benefits derived as a result of above efforts:

a. Early identification of the root cause of any abnormality and reduction of failures.

b. Faster data updation, better and more powerful tool for analysis, ease of operation for operator, high reliability and being a state of art technology it has better scalability and features.

c. Being micro processor based equips the operator for finer control of the plant parameters thus leading to efficient operation of plant.

d. Replacement of old oil based ignitors with HEA ignitors has enabled in light up time reduction leading to higher availability. It also provides with more reliable operation of the Unit during emergencies.

e. Eliminated shortcomings from the old 3.1 Ramco ERP package, and also provided many easy-to-use features.

f. WIN2000 ERP Server has improved Networking system performance, System stability, trouble-free operation and security. SQL2000 has also improved data security.

g. Reduced auxiliary power consumption of the plant.

h. Installation of PLC based MCC at CW pump house, has increased system availability and fault tolerance capability leading to more reliable plant operation.

3.0 Samalkot Power Station

3.1 Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Installation of VFD for the Raw Water Pump.

b. Turbine DCs - TenoreNT backup station made available and commissioned successfully.

c. RAS - re-acceleration scheme has been implemented in all the critical drives like the fuel oil forwarding pump and GT DM transfer pump for water injection system.

d. Adoption of appropriate chemical treatment technology of cooling water.

e. Replacement of Battery Bank for steam turbine generator (STG) DCDB Back up batteries from VRLA (Lead Acid type) to alkali batteries i.e., Ni - batteries.

f. Installation of energy efficient HF electronic ballast and luminaries in place of the conventional ballast and lamps.

g. Installed level transmitters in chemical tanks.

h. Installed new level transmitters in raw water intake pump house.

i. Replace obsolete weather monitoring station with modern station

j. Provision of new weather proof JB for proximity switches of diverter damper

k. Provision of UPS to operator consoles & engineering workstation of ABB DCS.
l. Wiring modification for all deluge valves.

3.2 Benefits derived as a result of above efforts:

a. Reduced auxiliary power consumption.
b. Enhanced redundancy and high reliability of the system.
c. During grid disturbance fuel oil forwarding pump survived and avoided generation loss due to tripping of the GT and ST.
d. Reduced cooling water consumption as cooling water cycle of concentration has increased from 8 to 10.
e. Improved reliability of battery back up.
f. Reduced auxiliary power consumption.
g. Allows for more reliable and safer measurements and monitor consumption of chemicals
h. Allows for more accurate and reliable level measurement
i. Allows more accurate logging and data archival & retrieval and remote access to the weather data
j. High Reliability.
k. Improved redundancy of power supplies to the critical DCS, ensuring 100 per cent availability of workstation & consoles during grid disturbances.
l. Improvement of system reliability and significant reduction in earth faults in the system. 4.0 Goa Power Station

4.1 Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Installation of Inlet air cooling (Fogging) system on gas turbine inlet air ducts.
b. Internal coating of cooling water pumps (ECW and ACW)
c. On - line testing and adjustment of safety valves.
d. Replacement of filament indication lamps with LED type indication lamps and installation of electronic ballast on fluorescent tubes.
e. On-line cleaning of HRSG flue gas side deposits by chemical injection

4.2 Benefits derived:

a. Improvement in Plant Load Factor (PLF) due to additional plant output and reduction in Plant Heat Rate.
b. Improvement in pumps efficiency.
c. Reduced down - time of heat recovery steam generator.
d. Reduction in auxiliary power consumption on account of reduced lighting load.
e. Reduction in heat recovery steam generator (HRSG) down-time for flue gas side cleaning.

5.0 Goa Distribution System

5.1 Efforts, in brief, made towards technology absorption, adaptation and innovation:

a. Freezing of midnight meter readings at consumer end.
b. Power quality analysis conducted for 100 per cent of consumers.
c. Completion of all ring main system in the distribution network.
d. Accurate load segregation and load balancing in all transformers and cable sections. Full implementation of Automated Meter Reading (AMR) and Self Meter Reading (SMR) systems.

5.2 Benefits derived:

a. Accurate energy balance between power plant bus and consumer metering point.
b. Effect of harmonics, phase and current unbalance reduced to minimum at consumer end.
c. 100% redundancy achieved for all 33 KV and 11 KV distribution feeders.
d. As a result of load segregation and balancing, AT&C losses have been reduced to less than 1.5 per cent.
e. With full implementation of AMR and SMR, metering cycle has been reduced to about 6 hours.

EXCHANGE EARNINGS AND OUTGO:

Virtually all of the company's revenues are derived from the domestic market in India. The foreign exchange earnings for the year 2006-07 were Rs 2 lakh (Previous year Rs 34 lakh) and foreign exchange outgo during the year was Rs.950.15 crore (Previous Year Rs.321.11 crore).

Annexure II to the Directors' Report

Auditors' Certificate on compliance with the conditions of corporate governance under clause 49 of the Listing Agreements

To the Members of Reliance Energy Limited

We have examined the compliance of the conditions of corporate governance by Reliance Energy Limited for the year ended March 31, 2007 as stipulated in clause 49 of the listing agreement of the company with the stock exchanges in India.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the conditions of corporate governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of corporate governance as stipulated in the above mentioned listing agreements.

We state that no investor grievances are pending for a period exceeding one month against the company as per the records maintained by the shareholders/investors' grievances committee.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For Price Waterhouse Chartered Accountants	**For Chaturvedi & Shah** Chartered Accountants
Partha Ghosh Partner Membership No. 055913	**C D Lala** Partner Membership No. 35671
Mumbai April 25, 2007	Mumbai April 25, 2007

FORWARD LOOKING STATEMENTS

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations of the company describing the company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities' laws and regulations. Forward-looking statements are based on certain assumptions and expectations of future events.

The company cannot guarantee that these assumptions and expectations are accurate or will be realised. The company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the company's operations include cost of fuel, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 and comply with the accounting standards issued by the Institute of Chartered Accountants of India. Assets and liabilities created under applicable electricity laws continue to be depicted under appropriate heads. The management of Reliance Energy Limited ("Reliance Energy" or "the company") accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. These estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

OVERALL REVIEW

Reliance Energy is India's leading private sector utility company, with aggregate estimated group revenues of Rs. 13,017 crore (US$ 3 billion), and gross fixed assets of Rs. 12,166 crore (US$ 2.780 billion). Reliance Energy is ranked amongst India's leading private companies in terms of all major financial parameters, including assets, sales, profits and market capitalisation. Reliance Energy is India's most valuable private sector power utility company with market capitalisation of over Rs. 11,300 crore (US$ 2.599 billion).

The highlights of performance of the company for the year 2006-07 are :

- Total Income of Rs. 6,575 crore (US$ 1.51 billion), against Rs. 4,608 crore (US$ 1.06 billion) in the corresponding previous financial year, an increase of 43 per cent.
- Cash Profit of Rs. 1,041 crore (US$ 239 million), against Rs. 999 crore (US$ 230 million) in the corresponding previous financial year.
- Net Profit of Rs. 801 crore (US$ 184 million), against Rs. 650 crore (US$ 150 million) in the corresponding previous financial year, an increase of 23 per cent.
- Cash Earnings Per Share for the year of Rs. 46 (US$ 1.1). Earnings Per Share (EPS) for the year of Rs. 37 (US$ 0.9), an increase of 24 per cent.

In order to optimise shareholder value, the company continues to focus on the in-house opportunities and selective large projects for its Engineering, Procurement, Construction (EPC) and Contracts division. The EPC division had an order book position of Rs. 5,524.75 crore (US$ 1.27 billion) as on March 31, 2007.

The Delhi distribution companies registered an aggregate net profit of Rs. 75 crore (US$ 17 million), as against Rs. 136 crore (US$ 31 million) in the previous year. The companies registered an aggregate cash profit of Rs. 271 crore (US$ 62 million), as against Rs. 300 crore in the previous year. The companies are implementing a series of measures for modernization and upgradation of existing distribution infrastructure, and reduction of aggregate technical and commercial (AT&C) losses.

FINANCIAL REVIEW

Reliance Energy's total income for the year ended 31st March, 2007 increased to Rs. 6,575 crore (US$ 1.513 billion), compared to Rs. 4,608 crore in the corresponding previous year.

The total income includes earnings from sale of electrical energy at Rs. 3,611 crore (US$ 831 million) as compared to Rs. 3,158 crore recorded last year. The sale of electrical energy includes income of Rs. 262 crore (US$ 60 million) and Rs. 288 crore (US$ 66 million) from the Samalkot Power Station (SPS) and the Goa Power Station (GPS) respectively.

Turnover of the EPC, Contracts division and the Elastimold group increased to Rs. 2,099 crore (US$ 483 million), against Rs. 854 crore in the previous year.

Other income for the year stood at Rs. 865 crore (US$ 199 million), mainly representing interest income.

The cost of electrical energy purchased increased by 41 per cent from Rs. 1,088 crore in the previous year to Rs. 1,532 crore (US$ 352 million) during the current year.

During the year, interest expenditure increased to Rs. 250 crore (US$ 58 million) as compared to Rs. 192 crore in the previous year, owing to higher level of debt for the period.

To reflect true value of its prime assets, the company had revalued assets of its Dahanu power station by Rs. 752 crore (US$ 173 million). In view of this, the depreciation on such revalued assets is higher by Rs. 54 crore (US$ 12 million), and the same has been adjusted by withdrawing equivalent amount from the general reserve, which is credited to the profit and loss account.

The generation undertakings - Dahanu power station, Samalkot power station, Goa power station and wind farm are eligible for tax holiday under section 80IA of the Income-tax Act, 1961 for a total period of 10 consecutive years out of 15 years and hence the effective tax rate for the company as a whole is governed by section 115 JB of the Income-tax Act, 1961.

The corporate tax liability for the year was Rs. 90 crore (US$ 21 million), compared to Rs. 86 crore in the previous year. There was a deferred tax liability of Rs. 27 crore (US$ 6 million) for the year. Cash profit was Rs. 1,041 crore (US$ 239 million) compared to Rs. 999 crore (US$ 239 million) in the previous year.

Operating profit i.e. profit before depreciation, interest and tax (PBDIT) increased 3 per cent to Rs. 1,363 crore (US$ 314 million) during the year, up from Rs. 1,322 crore in the previous year.

Net profit for the year recorded an increase of 23 per cent to Rs. 801 crore (US$ 184 million), against Rs. 650 crore in the previous financial year.

The net profit of Rs. 801 crore (US$ 184 million) has been arrived at after taking into consideration the following higher expenses aggregating Rs. 95 crore (US$ 22 million) for the year.

- Rs. 21 crore (US$ 4.8 million) towards provision for doubtful debts / advances
- Rs. 20 crore (US$ 4.6 million) increased contribution to gratuity fund
- Rs. 54 crore (US$ 12.4 million) increase in salaries and wages

Excluding the above, the net profit would have been higher at Rs. 896 crore (US$ 206 million), an increase of 35 per cent.

During the period under review, the equity capital of the company increased by Rs. 16 crore to Rs. 228 crore (US$ 52 million), consequent, inter alia, upon conversion of outstanding foreign currency convertible bonds, preferential issue of equity shares and on conversion of warrants.

The total dividend payout for the year at 53 per cent dividend rate is Rs. 142 crore (US$ 33 million) including dividend tax.

Capital expenditure during the year was Rs. 533 crore (US$ 123 million), primarily on account of expenditure incurred on modernizing and strengthening of the distribution network.

Total gross assets increased during the year to Rs. 5,898 crore (US$ 1.4 billion).

The company ranks among leading Indian private sector companies in terms of net worth. As on March 31, 2007, the net worth of the company stood at Rs. 9,339 crore (US$ 2,148 billion).

The company acquired the entire equity shares of Reliance Project Finance Private Limited, Reliance Global Fund and Investments Limited and Reliance Fund and Leasing Private Limited resulting in these companies becoming wholly owned subsidiaries of the company from October 26, 2006. These companies are set up to render project finance and investment services to the group companies.

The revenues and profits of these newly incorporated companies in the brief financial period ended March 31, 2007 were not significant.

RESOURCES AND LIQUIDITY

Reliance Energy continues to maintain its conservative financial profile, as reflected in its top-end credit ratings.

Reliance Energy's long-term debt is rated 'AAA' from CRISIL, the highest rating awarded by the agency. FITCH Ratings India has also awarded 'Ind AAA' debt rating for the company, indicating the highest credit quality. The company's debt is rated 'MAAA' from ICRA, reflecting the highest inherent financial strength.

The company's gross debt as at the end of the financial year stood at Rs. 5,858 crore (US$ 1.348 million). Of this debt, nearly 53 per cent represented foreign currency denominated debt.

The average final maturity of the company's long-term debt is about 4 years. The average interest cost is about 5.1 per cent per annum.

Reliance Energy's current cash flow levels, for less than four years, are adequate to extinguish its entire gross debt, reflecting its inherent financial strength and conservatism. At net level, the company is currently debt free.

The company funds its long-term and project related financing requirements from a combination of internally generated cash flows and external sources. The working capital requirements are met through commercial rupee credit lines provided by a consortium of Indian and foreign banks.

The company also undertakes liability management transactions and enters into other structured derivatives arrangements such as interest rate and currency swaps. This is practised on an ongoing basis to reduce overall cost of debt and diversify liability mix.

INDUSTRY STRUCTURE AND DEVELOPMENTS

Power is a significant input to the economy and plays a critical role for a sustained economic growth. The power sector being highly capital intensive in nature requires regular streams of huge investments to ensure quality and economic power on a sustainable basis; this calls for concentrated efforts from government and adoption of coordinated approach to attract private sector investments by making investor friendly policy framework. A combined and coordinated approach by the government and private sector is the need of the hour.

The power sector has undergone a substantial change in the last 15 years. The sector has embarked on the journey of reforms and restructuring since 1990s. The government has developed appropriate strategy and a blueprint to address the issues prevailing in the power sector in a time bound manner. The evolution of Indian power sector in the last 2 decades has been elaborated below.

Pre-Reforms Upto 1991	Phase I 1991-98	Phase II 1998-2003	Electricity Act & beyond
- Electricity Act 1910 provided basic sector framework - Electricity (Supply) Act, 1948 mandated formation of State Electricity Boards (SEBs) - Central and state Governments dominated the entire sector - Handful of private distribution companies managed distribution in specific cities	- Private sector investment in power generation allowed - Establishment of Regional Load Dispatch Centers - Mega power policy announced to attract investments in large generation projects - Private participation in renovation and modernization of existing power plant - Accelerated generation and supply programme scheme - Private participation in transmission	- Enactment of Electricity Regulatory Commission Act 1998 for establishing Central Electricity Regulatory Commission and State Electricity Regulatory Commissions - Distancing of government from tariff fixation - SEB restructuring & organization re-modeling - Accelerated power development and reform programme schemes to facilitate reforms in distribution	- Enactment of Electricity Act 2003 - Notification of Electricity Rules - Setting up of Appellate Tribunal - Notification of National Electricity Policy - Notification of Guidelines for competitive bidding - Notification of Rural Electrification Programme - Notification of National Tariff Policy - Developement of Ultra Mega Power Projects

The enactment of the Electricity Act 2003 has initiated the transition of the sector from a rigid and inefficient sector towards a more flexible and competitive sector with focus on efficiency, improvement, commercial viability and consumer satisfaction. The Act facilitates competition with a view to providing maximum benefit to the customers. The Electricity Act 2003 is one of the most important legislations in the history of India's power sector which has steered the sector towards competitiveness and thrown open numerous opportunities for private sector participation.

Followed by the Electricity Act 2003, the Union Government has formed and notified the enabling policy framework namely the National Electricity Policy. The policy aims at laying guidelines for accelerated development of the power sector, providing supply of electricity to all areas and protecting interests of consumers and other stakeholders keeping in view availability of energy resources, technology available to exploit these resources, economics of generation using different resources and energy security issues.

The National Electricity Policy has set the goal of adding further generation capacity of more than 1,00,000 MW during the 10th (2002-07) and 11th (2007-12) Five Year Plan periods, so as to achieve per capita availability of over 1,000 units of electricity per year and to not only eliminate energy and peaking shortages but to also have a spinning reserve of 5 per cent in the system.

In continuation to the notification of various policy frameworks in accordance with the Electricity Act 2003, the year under review witnessed the notification of the rural electrification policy and the guidelines for merchant power plants/ coal linkage for power projects.

As a result of consistent efforts guided by various policy frameworks in the light of reforms and restructuring, the power sector has recorded the following key developments in the year under review.

- Award of first power generation project through competitive bidding process
- Invitation of bids for procurement of long term power by various state owned utilities
- Invitation of bids for ultra mega power projects
- Offer of captive coal blocks to power utilities/ power generators
- Participation of private players in power transmission

Ultra Mega Power Projects

Recognizing the fact of economies of scale in power generation, the Government of India has unveiled its plan for development of Ultra Mega Power Projects (UMPPs) across the country. The UMPP has been designed in two formats, (i) pit head coal based power projects, and (ii) imported fuel based coastal location power projects. Each UMPP will create a capacity of around 4,000 MW with scope for future expansion. The envisaged projects will cater to the demand of various utilities and will be awarded through tariff based competitive bidding.

The Ministry of Power of the Government of India has appointed Power Finance Corporation Limited as nodal agency to administer the bid process for awarding UMPPs.

Upon implementation of such large projects, it is expected that the power demand of a number of states will be met effectively. In order to enhance the investor's confidence, reduce the risk perception and to obtain a fair response to the competitive bidding process for UMPPs, the Government of India has incorporated shell companies for various UMPPs and is obtaining necessary land, fuel linkage in captive mining blocks (for pit head plants), water and necessary clearances with respect to environment, forest, etc., through such shell companies. These shell companies will also be responsible for tying up with potential buyers of power on appropriate terms and conditions and payment security mechanism.

The year under review witnessed the bid process for two UMPPs, one pit head coal based power project (Sasan UMPP) to be set up in the state of Madhya Pradesh and the other at coastal location (Mundra UMPP) to be set up in the state of Gujarat, based on imported fuel. The other UMPPs which are undergoing bidding process are as follows:

- Krishnapattanam UMPP (Andhra Pradesh)
- Tilaiya UMPP (Jharkhand)

Besides UMPPs, many state utilities have already initiated the bid process for procurement of power. The state of Uttar Pradesh has pioneered the competitive bidding by concluding the tariff based bid process for a power generation project at Anpara. The state of Gujarat has also concluded the bid process for procurement of long term power.

Transmission

Addition of the installed capacity in the generation segment of the power sector necessitates development of adequate and appropriate transmission evacuation systems. A robust evacuation system is also critical to bridge the distance between the load centres and the generating stations making the electricity available at affordable price across India.

Recognizing the importance of robust transmission sector in the country, the Power Grid Corporation of India Limited (PGCIL) has undertaken a number of initiatives during the year under review for development of transmission highways. For the first time in the Indian electricity sector, PGCIL invited international competitive bidding for development of 1,500 km transmission lines by the private sector (western region strengthening system - II).

Regulatory initiatives have also been undertaken to address the issues in the sector; Central Electricity Regulatory Commission (CERC) has recently floated guidance note on transmission tariff covering issues related to determination of tariff based on distance. Once developed, such kind of distance-sensitive tariffs shall provide more scientific methodology for determination of transmission service charges as compared to the prevailing MW based pricing.

Trading

The open access regulations and inter-state trading regulations of the CERC have facilitated power trading in an organized manner. With enabling provisions aptly supported by the provisions of the Electricity Act 2003, electricity trading is being undertaken between two locations in India through inter-state open access on advance reservation basis, on current reservation basis, on day-ahead basis and even on real time basis.

Currently, power is mostly being traded between power surplus distribution utilities in Eastern Region and Northeastern Region on one-hand and deficit utilities in Northern Region and Western Region on the other.

On the basis of CERC guidelines on power exchange, it is envisaged to set up the first National Power Exchange (to begin with) in the ensuing year 2007-08. Major features of the Power Exchange as per the guidelines issued by the CERC would be as follows: -

- The Exchange would need a license from the CERC.
- Participation in the Exchange by the stakeholders would be voluntary.
- The Exchange would function along with other options for trading already facilitated through CERC's open access order. Existing long term Power Purchase Agreements (PPAs) would not be disturbed.
- Price discovery would be through a process of double sided anonymous bidding by matching aggregate demand and supply both in quantity and price.
- The Exchange would function on a day-ahead basis, with bids for each one hour time block for the next 24 hours.
- Appropriate care would be taken for congestion management.
- Payment and collection security would be enforced and settled by its financial clearing house.
- The Exchange would be administered by an independent board elected by the stakeholders.
- While the Exchange would send the right signals for further investment, it would function under light-handed regulatory oversight in order to ensure fair play and protect consumer interest.

Inter-regional power transfer capacity of around 6,000 MW is currently available, which is expected to increase further to about 9,500 MW in the coming few years. With transmission capacity being put in place for large size inter-state projects, the inter-regional transfer capacity is likely to get further enhanced. The development of power exchange as explained above would also augment the trading segment of the sector. Substantial opportunities therefore exist to improve the economic efficiency and security of supply through trading of power

BUSINESS REVIEW DISTRIBUTION BUSINESS

Mumbai Distribution Business

The company has been in the field of power distribution for nearly eight decades and with its emphasis on continuous improvements, has achieved the distinction of consistently operating its distribution network with 99.9 per cent reliability.

Consumers

The number of consumers at the end of the year was 25.6 lakh (previous year 24.9 lakh).

Consumer profile and units sold


85.3%
13.5% 1.1%
Consumers in Million
1.88
1.97
2.04
2.13
2.19
0.05 0.29
0.05 0.30
0.03 0.31
0.03 0.34
0.03 0.35
02-03
03-04
04-05
05-06
06-07
Industrial
Commercial
Residential


54.0%
34.8%
11.2%
MUs Sold
3283
3232
3554
3799
4028
1180 1417
1127 1758
1059 1889
949 2147
835 2591
02-03
03-04
04-05
05-06
06-07
Industrial
Commercial
Residential

Note: As of billing for February 2007

Revenue

The billing revenue by the Mumbai distribution business of the company for the year was Rs. 3,052 crore (previous year Rs. 2,708 crore).

System loss

The system has registered a compounded annual growth rate of 5.19 per cent. It is therefore necessary to augment the network on an ongoing basis to contain the system losses and maintain reliability.

The philosophy adopted for maintaining loss level is:

- Identify the network elements that are loaded beyond the optimum level during the system peak and prepare appropriate schemes to relieve them.
- Identify the network elements that contribute to higher losses and initiate measures to replace them e.g. old low cross section area cables, distribution transformers with higher losses and long feeders.
- Identify optimal locations for capacitor installations for reducing inductive loadings.
- Identify Distribution Management System (DMS) measures.
- Adopt new technological measures particularly to prevent unauthorized tappings.

The company continued its efforts on various fronts including conducting energy audits, detection of thefts, replacement of defective/ stopped meters, replacement of meters by static meters and strengthening of distribution network in order to continue to achieve good system performance. Installation of energy meters on distribution transformers and mapping of consumers to their respective distribution transformer, facilitates appropriate loading of transformers and network and also becomes an indicative tool in detection of thefts and other irregularities. Vigilance drives have continued during the year. The schemes for augmentation of distribution network, relieving loaded cables and transformers and installation of capacitors also have helped contain technical losses.

During the financial year, the following initiatives were taken to control theft:

- Vigilance drives were carried out in select theft prone pockets as part of our continual efforts to curb theft.
- Theft detection devices were installed in pillars for controlling thefts in theft prone areas.
- Drive towards misuse of tariff was carried out in all divisions for theft detection and misuse of electricity.

Meter Modernisation

The company has installed electronic meters for all new consumers and has also replaced 2,57,528 single phase and 9,420 poly phase electromechanical meters by electronic meters for existing consumers. Electromechanical meters are prone to reduced accuracy resulting from frictional fatigue due to its moving parts. The electronic meters record the energy consumption with greater accuracy.

The company installed 425 high tension meters in Mumbai, enabled with Global System for Mobile Communication (GSM) based automatic meter reading facility. The commissioning of this automatic meter reading (AMR) scheme allows remote access to these meters and data can be downloaded remotely for monthly billing and analysis.

System Network

The peak demand registered in the company's system during the year was 1,457 MVA against 1,331 MVA during the previous year, marking an increase of 9.47 per cent (previous year 4.64 per cent). The system utilization factor was 69 per cent (previous year 68.63 per cent). At the close of the year, there were

3,448 kms of high tension and 3,179 kms of low tension mains in the company's system, with the addition of 282 kms of high tension and 55 kms of low tension lines during the year. During the year, the installed capacity of power transformers increased by 210 MVA to 2,232 MVA. The capacity addition was made at ten receiving stations of the distribution system of the company. The installed capacity of distribution transformers increased by 306 MVA to 3,403 MVA. With the addition of 205 new substations, there were 4,720 sub-stations at the end of the year. The peak power factor remained the same at 0.96.

In order to eliminate the risk of water logging of sub-station installations, the plinth levels of 195 sub-stations were raised by three feet. 49 new sub- stations with stilt plus one structure were constructed during the year 2006-07.

Customer Service

The year 2006-07 was a year of consolidation. Performance and effectiveness of various initiatives launched previously were enhanced towards meeting their business objectives. Some key new initiatives were also introduced.

Billing

The e-bill facility introduced earlier for premium customers, has been extended to all customers. The facility was promoted on the website and through personal emails and met with an encouraging response. In the past, Reliance Energy has taken pioneering initiatives by introducing 4-colour, double-sided bills in customers' choice of language including braille bill for visually challenged customers.

Payment

Reliance Energy customers have the option to pay their energy bills at over 2,000 payment locations. This includes drop boxes in its area of supply and also at select strategic locations outside the area of supply. In order to take the payment convenience to the customers' doorsteps, drop boxes have also been installed in various housing societies. Payment convenience has been extended to enable customers to pay from home. All these initiatives have had the desired impact of reducing footfalls and long queues at payment centers. Internet payments now account for about 12 per cent of total receipts apart from payment centers accounting for close to 35 per cent of total receipts. The pay-by-phone facility enables customers to pay by short messaging service, telephone, internet and standing instruction. In addition, the customer can continue to pay from the comfort of her or his home through credit cards and net banking on the company's website, www.rel.co.in. The year also saw the launch of REL Bill Pay enabling payments for specific customers using their Reliance mobile.

Call Centre

The PowerHelp is a single window, 24 x 7 call centre with multi skilled agents who offer services in English, Hindi, Marathi and Gujarati. The easy to remember telephone number 3030 3030 has been established to attend to all customer complaints, queries and other information needs. Due to the growing popularity of this convenient number, supply related grievances lodged by walk-in customers at complaint centers declined to less than 4 per cent.

Customer Care Centers

The company has seven customer care centers which handle all grievances of customers. The head of each center is the chairperson of the internal grievance redressal cell. In August 2006, after the notification of the MERC (Consumer Grievance Redressal Forum) Regulations, 2006, all our customers were informed about the forum through leaflets and information on their monthly energy bills.

These customer care centres are fully integrated with our enterprise resource planning system which enables our customer care staff to have access to the entire customer data. This helps in improved redressal of various customer issues.

Website

Reliance Energy's website www.rel.co.in is informative, interactive and extremely user-friendly. It enables customers to register their grievances and queries while also offering features like new connection status enquiry, information on planned outage, online payments, etc.

Automation and Information Technology

The year 2006-07 witnessed a consolidation of systems on one hand, and enhancement of existing systems on the other. Second order benefits arising from basic systems implemented in recent years, have also started accruing.

The System Applications & Products : Industry Solution Utility/ Customer Care System (SAP ISU/CCS) system was implemented in 2005-06 and now integrates our energy audit system. In addition, a manpower management system has been introduced and is being used for efficient allocation of resources. Several improvements have also been affected in customer interphase processes particularly in modes of payments, etc. as briefly enumerated in the section of this report on customer service.

Major strides were made in the SAP HR implementation this year with the addition of several functionalities, notably the performance management system and the training and events management system. These have already had a major beneficial impact on our performance in these areas.

In the area of Geographical Information System (GIS), the most important accomplishment was the integration of GIS with the Supervisory Control and Data Acquisition (SCADA) system - a facility which is now in full use to the benefit of the organization. The entire electrical network is now in the GIS including the street lights network. With these additions, the usage of GIS has increased substantially and is now the basis for planning and fault locating in the high tension network. Using GIS, specific tools have been developed for system operation maintenance. GIS is now being integrated with other information technology systems like network analysis, SAP plant maintenance and materials management modules, outage management systems and ISU-CCS customer information systems.

To further improve the system reliability, the company has taken up for implementation of another automation tool, called the Distribution Management System or the Secondary SCADA in the Mumbai distribution network. The company is amongst the first Indian power utilities to install the secondary SCADA system for serving its consumers in a faster and more efficient manner. The secondary SCADA will provide better quality power and ensure minimum interruption through system automation. Fault isolation and restoration that currently takes around 40 to 50 minutes will be reduced to 11 to 15 minutes through remote operations. As a part of the first phase of distribution management system, 141 numbers of 11/ 0.4 kV substations are automated in the central zone. This will facilitate faster restoration of supply in case of breakdowns. The company is also in the process of installing fault passage indicators in the high tension network to reduce the time required for accurately identifying the fault. This is a major breakthrough over the trial-and-error method that has traditionally been used for the identification of the faulty section in a feeder. Some of the benefits of distribution management system and full passage indicators are substantial reduction in restoration time in case of breakdowns, quicker customer response, efficient maintenance management and overall improvement in system control.

Office productivity systems have been the focus area as well. We now have several such systems based on the dominos platform to ease office work. Some of the important ones are task tracker, resume tracker for HR, law suit tracker for the legal department, vendor information systems for the purchase group, and travel management systems for the administration group. Systems supporting and bolstering knowledge management efforts were also targeted this year. e-library has been developed which is a repository of important documents and provides a platform for collaboration work. This application has also gained popularity and is increasingly being used by several departments.

Training Institutions

We believe that training is integral to the business for achieving the goal of transforming ourselves into a continuous learning organization. Training addresses all aspects of the business in our efforts to upgrade constantly our services to the consumers and to nurture and retain our talent. Training proves to be the highest multiplier of motivation and productivity.

Reliance Energy has three Central Electricity Authority (CEA) recognized institutes, viz; Reliance Energy Management Institute (REMI), the Versova Technical Training Centre (VTTC) and the Dahanu Technical Training Centre.

REMI is recognized as grade-I institution by the CEA under the Indian Electricity Rules, and by the United States Agency for International Development (USAID) and the Ministry of Power, Government of India for Distribution Reform Upgrades and Management (DRUM) programmes for the state electricity boards and electricity distribution companies as one of the 17-institutions across the country. It is also recognized by the Association for Overseas Technical Scholarship (AOTS) of Japan for international management training being regularly sponsored for engineers from developing countries.

During 2006-07, 871 (previous year 515) training programmes were conducted for 32,833 (previous year 18,121) trainee days. In addition, initiatives at other training outfits of the company at Goa, Samalkot and Kochi resulted into more than 35,000 trainee-days logged in during 2006-07.

REMI has been bestowed with the Golden Peacock National Training Award 2006 by the Institute of Directors, having been benchmarked the best in the country in the corporate training sector.

Not only in-house training was expanded, the domain was enlarged to major state electricity boards like Punjab State Electricity Board, Maharashtra State Transmission Company Limited, Maharashtra State Electricity Distribution Company Limited, Andhra Pradesh Central Power Distribution Company Limited, etc. for training of their senior most executives.

A host of state electricity boards and electricity distribution companies were covered under the DRUM training programmes and the number of such programmes were more than doubled this year compared to the previous year. DRUM training programme is a power technology interfaced advanced management programme, sponsored by the Ministry of Power, Government of India, under funding from the USAID.

Thought leadership initiatives like excellence in corporate culture, knowledge management: an agenda for power industry, six sigma road map for Indian power engineers, wonders of dabbawallas (tiffin carriers) – example of surpassing six sigma performance, evolving a blue print for commercial maturity of corporatizing power sector hand-in-hand with corporate social responsibility (CSR), etc., were taken up by organizing national conferences and symposia.

Cable Jointing School: Cable jointing plays a crucial role in power distribution. A cable jointing school has been conceptualized and is under construction at VTTC. It is being equipped with cut sections of joints, demonstration models, tools and tackles together with competency based training packages and video films, etc. for professional training of cable jointers from within the organisation and outside.

Following research and development projects were undertaken in the domain of training and human resource development during the year and their findings were utilized as inputs to our operations giving meaningful results:

- Response to training in Reliance Energy -A six sigma analysis
- Quantification of training effectiveness-A case study of DRUM Programme on distribution loss reduction
- Revenue optimization from training infrastructure outsourcing
- Competency mapping in Reliance Energy-A case study of meter readers

Corporate training initiatives for community development under CSR received a tremendous boost this year at REMI with record breaking attendance at Jagruti and Margdarshan (career counselling followed by aptitude test), International Women's Day, values in health care, etc. REMI's Margdarshan is a unique career counseling venture in the country which addresses children, their parents and teachers at a common forum visualizing their dreams and crafting children's future, helping them for road mapping and goal setting on forward path to self growth and not merely guiding them on the available career options.

The VTTC has imparted training to 2,757 employees of various cadres 79 graduate engineering trainees were provided induction training on generation, transmission and distribution, information technology and the Delhi distribution business.

Delhi Distribution Business

The Delhi distribution companies, viz, BSES Rajdhani Power Limited (BRPL) and BSES Yamuna Power Limited (BYPL) are implementing a series of measures aimed at improving customer service and reducing aggregate technical and commercial (AT&C) losses. The privatisation scheme for Delhi distribution circles envisages a 16 per cent post-tax return on equity, with an incentive based mechanism for higher returns linked to overachievement of loss reduction targets.

The Delhi distribution companies (Delhi Discoms) registered an aggregate total income of Rs. 3,840 crore during the year, against Rs. 3,455 crore in the previous year, an increase of nearly 11 per cent.

The EBIDTA for the year aggregated Rs. 286 crore compared to Rs. 270 crore for the year 2005-06, which is increase of Rs. 16 crore, despite bulk supply tariff increase-BRPL Rs. 2.21 to Rs. 2.41 per kWh and BYPL Rs. 1.77 per kWh to Rs. 2.00 per kWh effective from October 1, 2006 with no increase in retail supply tariff.

Performance Review

Delhi Discoms have implemented a series of measures aimed at improving customer service and reducing aggregate technical and commercial (AT&C) losses. The major highlights of the year are as follows.

The consumer base of BRPL grew by 8 per cent from 10.29 lakh to 11.17 lakh and peak load increased by 7.3 per cent from 1,551 MW to 1,664 MW. There was also improvement in the technical parameters - load shedding on account of system constraints declined by 7 per cent and the Average System Availability Index went up from 98.93 to 99.06.

The consumer base of BYPL grew by 8 percent from 8.54 lakh to 9.25 lakh and peak load increased by 6.5 per cent from 946 MW to 1,008 MW. There was also improvement in the technical parameters - load shedding on account of system constraints declined by 12 per cent and the Average System Availability Index went up from 98.97 to 99.10.

Business Operations

During the year under review, the BRPL purchased 9.122 BUs energy from Delhi Transco Limited (DTL) and billed 5.866 BUs energy to the consumers. The energy billed was, net of adjustments for prior years, 162 MUs. The units collected amounted to 6,392 BUs resulting in the AT&C loss levels for the year declining from 35.53 percent in the previous year to 29.93 percent against the committed level of 31.10 percent. The overall collection efficiency for the year was 109 percent.

During the year under review, the BYPL purchased 5.298 BUs energy from Delhi Transco Limited (DTL) and billed 3.058 BUs of energy to the consumers. The energy billed was, net of adjustments for prior years, 88 MUs The units collected amounted to 3.226 BUs resulting in the AT&C loss levels for the year declining from 43.88 percent in the previous year to 39.12 percent against the committed level of 39.95 percent. The overall collection efficiency for the year was 105 percent.

The key challenges for both Discoms on the commercial front continued to be to improve the quality of billing, enhance billing base, control theft, and improve collection efficiency / enforcement measures and to give value added attention to key consumers. The reorganization of the commercial operations, initiated in the previous year, was further strengthened with a view to reducing the manual intervention in the processes to a minimum.

The aggregate capital expenditure incurred during the year amounted to Rs. 450 crore for the upgradation, strengthening and modernization of the distribution system.

Key Initiatives of BRPL and BYPL during 2006-07

1. External Interface
   - Increased frequency and transparency of interactions with external entities such as resident welfare associations, governments, bureaucrats, the regulator and media.
   - Focus of media is now more on basic issues facing the electricity sector, such as theft and power availability.
2. Customer Care
   - Focus has been on winning customer confidence through better communication and increased customer convenience.
   - Improved existing customer interface and meter-to-cash processes to reduce incidence of customer grievances and ensure faster turnaround of customer requests and grievances
   - Enhanced customer convenience through the following initiatives:
     - Enhanced payment facilities (penetration of existing modes and added new)
     - Mobile customer service vans

- Authorized retailers for meters
- Enhanced call centre with Interactive Voice Response System
- Enhanced website
- Improved infrastructure (plans to upgrade all 33 customer help desks underway)
- Training of customer care personnel

- Key improvements include the following:
  - Faster resolution – pendency beyond DERC norms has reduced significantly.
  - Reduction in billing and metering complaints.

3. Commercial side : Meter to cash processes
   - The focus areas have been as follows
     - Improved meter reading quality through increased downloads, better algorithms, rationalized meter reading codes and improved monitoring
     - Identified billing software issues and fixed them
     - Improved the working of meter management group
     - Tightened the bill amendment module processes to have better monitoring on credits given to customers.
   - Key improvements seen are as follows:
     - Download percentage for electronic meters has increased
     - Percentage of successful reads has increased significantly
     - Percentage of average and provisional bills has reduced
     - Bill amendments have reduced.

4. Enforcement / recovery of dues in focused areas
   - Augmentation of teams and requisite infrastructure
   - Defined and tightened case-to-cash process
   - Analytical team set in place to assist in targeted enforcement
   - Defined and rolled out incentive schemes for personnel against targets
   - Coordinated with media to ensure positive press coverage during raids, and in general for education on the ill effects of power theft.

5. Technical Initiatives in focused areas
   - SCADA : 110 stations operational from control room (100 per cent implementation)
   - Grid automatic meter reading fully implemented
   - Distribution Transformer metering almost completed.
   - GIS : Extra high voltage (EHV) and high tension network live on GIS
   - Survey for low tension network and consumer indexing in progress
   - Real time monitoring of high tension, low tension and no current faults
   - Online update of load shedding, breakdowns and shutdowns to call center
   - Integrated IT driven system for central control room, division offices, breakdown offices, call center and local complaint centers

6. Human Resources and Performance Management
   - Focus has been on bolstering the organizational performance mainly through infusion of talent, training and inculcating performance orientation
   - Performance management framework rolled out at circle and division levels; monthly scorecards prepared and reviewed with the managers
   - Rationalized top management information system with focus to assist management in monitoring performance.

Orissa Distribution Business

The three Orissa distribution companies discoms have in the last 3 years, made substantial improvement with cash collections rising by almost 50 per cent, without any increase in tariff. These discoms now service all current liabilities as well as accumulated obligations. The company has made adequate provision for diminution in the value of its investments in these companies.

The Orissa Electricity Regulatory Commission (OERC) has not permitted any increase in tariff for seven consecutive years in retail supply, and the tariff order as computed by the OERC has resulted in negative returns to discoms. The discoms have represented to OERC to recognize the past gaps as regulatory assets and are seeking the support from regulators/Appellate Tribunal for Electricity (ATE). The tariff orders for 2007-08 will have further adverse financial impact and the discoms have therefore filed appeals before the ATE.

GENERATION BUSINESS

Dahanu Thermal Power Station

During the year, Dahanu Thermal Power Station (DTPS) generated 4.458 billion units at an average Plant Load Factor (PLF) of 101.79 per cent, against 4.323 billion units generated at a PLF of 98.70 per cent in the corresponding previous year, an increase of 3.13 per cent in the units generated.

The plant has gradually progressed from a PLF of 90.53 per cent (2002-03) to the current record level of 101.79 per cent against a CERC norm of 80 per cent in the last five years. The station also achieved a plant availability of nearly 96.79 per cent during the year.

DTPS emerged as the country's best thermal power plant on various paramaters such as PLF, availability and heat rate. The power station was awarded with several prestigious awards for excellent plant performance, excellence in energy management, excellence in energy conservation, excellence in environmental management and, pollution control and quality management, water management and safety.

The power station continues to surge ahead on six sigma quality initiatives for all round improvement in the business processes of the power station. The station has the unique distinction of obtaining ISO 9001, ISO 14001, OHSAS 18001 and SA 8000 certifications in the country and the company is the only utility in the country to have secured these certifications.

SA 8000:2001 certification achieved in March 2007 is the first of its kind in the power sector. This standard will help in the development and implementation of the social management system, educate the workers about basic labour rights, benchmark for ethical practices, enhance company and brand reputation and improve employee recruitment, retention and performance.

Significant progress has been made on the installation of flue gas desulphurization plant as the work is in full swing with construction and erection work in an advanced stage. The installation will be completed as per schedule.

Samalkot Power Station

During the year, the 220 MW combined cycle power station of the company at Samalkot in Andhra Pradesh recorded a PLF of 50.55 per cent, against a PLF of 45.3 per cent in the previous year. The station generated 974.20 million units, against 874 million units in the previous year. The average gas availability to the power station decreased to 0.57 million cubic meters as against 0.59 million cubic meters per day made available in the last year. This year the plant has commenced mixed fuel operations i.e. firing natural gas and naphtha together which has resulted in achieving higher PLF. The station has been operating in mixed fuel mode as per AP Transco's dispatch instructions based on availability of naphtha and extremely high power demand scenario in Andhra Pradesh since February 2007.

The plant availability factor was 97.40 per cent, against availability factor of 89.39 per cent in the previous year. The station has achieved the distinction of integrated management system certification, consisting of ISO 9001, ISO 14001, and OHSAS 18001 certification and is the only independent power producer (IPP) to have achieved such a distinction.

Goa Power Station

During the year 2006-07, the 48 MW combined cycle power station of the company at Goa generated 396 million units (including 41 million units as deemed generation), at an average PLF of over 94.04 per cent against a generation of 393 million units and PLF of 93.32 per cent achieved in the previous year. The station achieved plant availability of 94.93 per cent compared to 96.93 per cent achieved in 2005-06. Both generation and PLF increased by about one per cent during the year over that of the previous year. Gross station heat rate has improved by 0.30 per cent at 2,016 Kcal/Kwh compared to 2,022 Kcal/Kwh achieved in 2005-06.

The higher generation and PLF were achieved in spite of a much longer shutdown of 16 days in the current year compared to 7 days in 2005-06. Incentives offered to consumers for improved load factor and higher offtake during off peak hours helped significantly in smoothening the hourly load curve and improved the overall efficiency and utilisation of the station. Commissioning of inlet air cooling system for the gas turbine also contributed in increasing the PLF.

Continuous efforts towards energy conservation have reduced the auxiliary power consumption to about 2.31 per cent compared to 2.40 per cent achieved in the previous year.

The distribution system of the Goa power station achieved an overall reliability of over 99.5 per cent. The entire metering and billing cycle was reduced to one day and the station achieved collection efficiency of 99.9 per cent.

The station achieved significant milestones in the fields of environment and safety practices during 2006-07. It was adjudged the best among gas based power stations in the country and was awarded the prestigious Greentech Gold Award in the category of environment management. Similarly, the station was also conferred the Greentech Gold Award for safety management amongst gas based power plants.

Kochi Power Station

BSES Kerala Power Limited (BKPL) operates the 165 MW naphtha based power plant in the state of Kerala. BKPL which was a joint venture company with Kerala State Industrial Development Corporation Limited (KSIDC) became a subsidiary of the company on November 20, 2006 on acquisition of shares held by group companies and then became a wholly owned subsidiary with effect from December 7, 2006 after the Company bought over the remaining shares of BKPL held by KSIDC.

During the year under review, the plant could not operate at a significant PLF level, mainly on account of no-dispatch instruction from the Kerala State Electricity Board (KSEB) as per merit order dispatch, due to steep increase in naphtha prices. However, the availability of the plant was 98.16 per cent.

During the year, the Station generated 192.62 million units at an average PLF of 13.24 per cent compared to a PLF of 2.71 per cent in the previous year. Due to extremely high demand in the southern grid, BKPL has been put into operation from February 5, 2007 as per the dispatch instruction of KSEB on continuous basis.

During the year, BKPL generated revenues of Rs. 219.18 crore with a net profit of Rs. 15.74 crore.

During the year, KSEB has settled the arbitration award claim of BKPL. The total realisation on this account was Rs 142.17 crore (including Rs. 80 crore received in 2005-06). This amount includes a sum of Rs. 29.29 crore towards interest for the delayed payments. The release of the amount by KSEB was coupled with a pre-condition that BKPL should prepay the high cost term loans and the benefit thereof as also of the debt restructuring effected by the lenders to BKPL would have to be passed on to KSEB by way of suitable reduction in the fixed charge. Besides, as per the decision of the consortium of lenders of BKPL, the arbitration award claim was to be shared among the lenders. Hence, after closing the foreign currency loan availed from Power Finance Corporation Limited, the balance amount was utilized to clear the dues of lenders.

Wind Farm Project

During the year, the company's wind farm project consisting of 33 windmills with an aggregate capacity of 7.59 MW at Chitradurga in Karnataka generated over 23.09 million units. The wind farm recorded a PLF of 34.7 per cent during the year 2006-07 as against 34.1 per cent during the previous year.

EPC BUSINESS

The division has an order book position of about Rs. 5;524.75 crore, consisting of major projects like 600 MW power project at Yamuna Nagar, 1200 MW power project at Hisar, UP Rural Electrification project, etc, which are under various stages of execution as on March 31, 2007 as compared to Rs. 3,358 crore as on March 31, 2006, registering an growth of 130 per cent.

The EPC (Engineering, Procurement & Construction) division of the company continued to perform and excel in the field of power sector during 2006-07,

The EPC division undertakes mainly engineering, design, construction and execution of industrial projects in various fields like generation, transmission and distribution, mainly focusing on the power sector to achieve and set new benchmarks in the field of the power sector.

Business Environment

Energy being the prime mover for the growth of the country and the resultant high growth rate of gross domestic product (GDP), and the increased focus on power sector by the central and state governments offer growing opportunities for the company. As per the provisional list provided by the Ministry of Power for April 2006-07, there was power deficit of 9.3 per cent in meeting the power demand, whereas 13.9 per cent deficiency was noted in meeting the peak demand of the consumers.

Generation Scenario

The total installed capacity as on March 31, 2007, was about 1,30,000 MW. In order to meet the target of "Power to All" by the year 2012 vision of the Government of India, further 1,00,000 MW generation capacity will have to be installed by the year 2012.

While this deficiency, the power sector continues to make a major impact on the economic growth of the country. With this background, the sector is providing a momentum for the growth of EPC business in the power sector to companies engaged in the EPC business. It is expected that this growth will lead to a major surge for capacity addition under various projects in the power sector.

Transmission Scenario

According to the World Bank energy specialist report dated May 12, 2006, the investment involved in the development of the power sector is estimated to reach about US$ 100 billion i.e. about Rs. 4,50,000 crore. Out of this, around Rs. 2,70,000 crore will be invested in generation projects and an investment of Rs. 1,80,000 crore in transmission and distribution business, which is drawing the attention of several major national and multinational players.

The Ministry of Power of the Government of India has set a target of 1,00,000 MW to be added which will be transported by the transmission grid. To match the generation capacity addition, inter regional transmission capacity is to be augmented to 37,000 MW from the current level of 9,500 MW as well as the intra region transmission capacity needs to be strengthened according to generation capacity addition.

Distribution Scenario

The National Electricity Policy formulated by the ministry of power emphasizes on total village electrification by 2010 with quality and reliable power supply. A lot of investment is planned to be made for strengthening the various distribution networks in state utilities and for reduction in transmission and distribution losses.

The Ministry of Power has introduced the scheme of Rajeev Gandhi Grameen Vidyutikaran Yojana (RGGVY) in April 2005, which aims at providing electricity in all villages and habitations in four years and providing access to electricity to all rural households, under the ambit of Bharat Nirman, a project for nation building announced by the Government of India. According to the report, 7,119 villages have been electrified as of March 2007, leaving 35,162 villages to be electrified. Cost of the projects sanctioned has reached a total of Rs. 11,514 crore and similar estimates are expected in the next 2 to 3 years since more than 1,19,570 villages are unelectrified as per the report of the ministry.

Overview of the EPC Business

The status of the ongoing EPC projects

Generation Projects:

- *2x300 MW Yamuna Nagar Thermal Power Station*

  The overall physical progress achieved was 81.6 per cent against the plan of 81.4 per cent. Significant milestones achieved include

  - turbine generator erection commenced in January, 2007, generator weighing 225 metric tonne was lifted using electric overhead travelling (EOT) crane and placed on foundation.
  - fabrication of 20,480 metric tonnes and erection of 12,509 metric tonnes of structural steel for power house building completed.

- *2 x 600 MW coal based Hisar Thermal Power Project*

  The company received Letter of Intent on January 29, 2007 for setting up a 2 x 600 MW coal based thermal power project on turnkey basis at Hisar from Haryana Power Generation Corporation Limited for an order value of Rs. 3,775.42 crore. This is an important milestone for the EPC business of the company, in the power sector.

  The company entered into a contract with Shanghai Electric Corporation (SEC) of China for supply, erection and supervision of the main power plant equipment i.e. boiler, turbine, generator and their auxiliaries. The turnkey job is to be completed in a very aggressive schedule of 35 months for Unit 1 and 38 months for Unit 2. The company is targeting completion within 34 and 36 months respectively on best effort basis.

  It is for the first time in India that any power plant will have a 600 MW single unit in operation, under sub-critical range of boilers.

- *2 x 250 MW Parichha Thermal Power Station 2 - Balance of Plant Package*

  The company received the Letter of Intent on January 29, 2007 from Uttar Pradesh Rajya Vidyut Utpadan Nigam Limited for the Balance of Plant Package for the Parichha II extension project worth Rs. 395 crore, with the completion schedule of 24 months. The zero date for the project commenced on February 23, 2007. Site front has been mobilized to speed up the site activities.

  Detailed engineering work has already started by engaging Development Consultants Private Limited (DCPL), the consultant, since December 31, 2006. Survey and soil investigation work have been completed in March 2007.

Transmission & Distribution Projects

- *UP rural electrification project*

  Under the Rajeev Gandhi Grameen Vidyutikaran Yojana (RGGVY) scheme, the company bagged an order worth Rs. 734 crore for electrification of villages in 17 districts of Uttar Pradesh. The company had been entrusted with the stupendous task of electrification of 5,674 villages in a very tight schedule. The company has so far electrified 5,140 villages successfully. Augmentation of 54 of 33 kV and 54 of 11 kV sub-stations had been completed and 51,757 below poverty line (BPL) connections were given. The company is targeting to achieve the remaining village electrification by June 2007.

  The company was also awarded the Sitapur and Rae Bareilly packages worth Rs. 147.85 crore under the RGGVY scheme of PGCIL. In respect of the Sitapur package, important milestones achieved include electrification of 128 villages representing 25 per cent in terms of work completion against a target of 505 village electrification, 511 BPL connections given, and 34 Panchayat certificates received. In respect of the Rae Bareilly package requiring 607 village electrification, the erection work had started.

  The company has targeted to achieve village electrification of both Sitapur and Rae Bareilly packages tentatively by September 2007.

- *A D Hydro transmission Works*

  EPC division also bagged a transmission project of 65 km, 220 KV D/C Allain Duhangan- Pararasa transmission line (first design of 36 mm ice on conductor, snow zone) in Kullu district, Himachal Pradesh, a package value of Rs. 55 crore. The project is expected to be completed by October 2007. Various types of transmission tower design and engineering approval and tower testing has also been completed.

- *400 KV switchyards at Hisar*

  Our EPC team will also be executing a 400 KV switchyard at Hisar utilizing the inhouse strength. The switchyards are expected to be completed by the first quarter of 2008-09.

The bidding status of the EPC Division

The EPC division has been consistently exploring to tap new business opportunities in the power sector in an era of stiff competition. Currently, the company is pursuing bids for:

- 2 x 600 MW Malwa power project (Madhya Pradesh) (Approximate order value Rs. 4,000 crore)
- 5 of 400 / 220 KV substations from state utilities worth Rs. 500 crore

- Transmission line work from Powergrid worth Rs. 200 crore
- RGGVY rural electrification schemes worth Rs. 1,000 crore

New Initiatives of the EPC division

Analysing the opportunities in the field of transmission and distribution, the EPC division has decided to make its presence felt, in the areas of transmission and distribution, by entering into this growing market.

The EPC division would instal switchyards for Rosa and Hisar projects and showcase them. Apart from in-house requirement the EPC division would participate in the tenders for swithyards and transmission lines floated by major utilities.

During the year 2006-07, the EPC division was accredited with an ISO certification 9001-2000 both for the central technical services (CTS) and the EPC division by Bureau Veritas Certification (I) Pvt Limited. The EPC division follows well laid down systems and processes as per the quality management system requirements and the set quality objectives.

The EPC division also focuses on new training programmes for the overall development of employees. Several on-site as well as class room programmes are organized for this purpose.

The HR department has taken an initiative for registering the Noida office with the industry and the Management Association for keeping abreast with the latest trends in the industry and also to use this platform to showcase our talents.

In appreciation of the valuable contribution of HR (EPC, Noida), the company received HR Excellence award from Amity during 2006-07. In recognition of the contribution made towards CSR, the company was honoured with the Amity CSR Award, conferred by the Amity International Business School, Noida, a well known institution among business schools.

NEW INITIATIVES AND BUSINESS DEVELOPMENT

The enactment of the Electricity Act 2003 and the subsequent introduction of various enabling regulations have opened up new opportunities for private players in the Indian power sector. Reliance Energy has made presentations to the stakeholders in various states on the road map to develop and shape the power markets so as to make them competitive, efficient and commercially viable. Further, the company undertook various initiatives during the year as part of its growth plans as discussed below:

Distribution

Reliance Energy became the first company to obtain in-principle approval under the Electricity Act 2003 for a distribution license using its own network in New Delhi Municipal Corporation's area of supply.

The company applied to the Uttar Pradesh Electricity Regulatory Commission (UPERC) for grant of distribution licenses using own distribution system in Meerut, Ghaziabad and Noida. The company has submitted all necessary information to UPERC and has also obtained the no objection certificate from the Ministry of Defence of the Government of India, a mandatory requirement under the Electricity Act 2003 for obtaining the second distribution license.

In order to achieve accelerated efficiency improvement, various state owned utility companies are also exploring participation of the private sector through appointment of "distribution franchisee" for designated distribution areas. The company is participating in all such opportunities.

The company is closely following the progress of power sector reforms in various states, so as to participate in the privatization of state owned utilities as and when they are put up for privatization/ sale of equity stake.

Generation

Reliance Energy is exploring various opportunities to set up gas, coal, wind and hydro based power generation projects. The projects currently at an advanced stage of development include the following:

- *1200 MW Coal Based Power Plant at Rosa, Shahjahanpur, Uttar Pradesh*

  Reliance Energy has acquired the 600 MW coal based Rosa power project from the Aditya Birla group through a group company, Reliance Energy Generation Limited (REGL). The project is being set by Rosa Power Supply Company Limited, a wholly owned subsidiary of REGL, at Rosa in Shahjahanpur district of Uttar Pradesh. The capacity of the project has been expanded to 1,200 MW and the project will be set up in two phases of 600 MW each.

  The stage I of the project is in advanced stage of development as it has obtained all statutory clearances and approval. The progress made by the project is as under:

  - Approval of power purchase agreement (PPA) and project cost by UPERC
  - Signing of PPA with Uttar Pradesh Power Corporation Limited
  - Signing of implementation agreement with the Government of Uttar Pradesh
  - Signing of water use agreement with the Government of Uttar Pradesh
  - Signing of coal transportation agreement with Indian Railways
  - Signing of land lease deed and obtaining possession of 1,465 acres of land for the project

- Signing of EPC agreement with Shanghai Electric (Group) Corporation and an affiliate of the company, Utility Energytech & Engineers Private Limited.

The financing for the project is nearing completion. The financial closure of the project is likely to be achieved in first quarter of 2007-08. The construction work at site has commenced.

The development on stage II of the project has also started and the construction work on the same is likely to commence soon. The entire capacity of Rosa power project will start generation in the 11th five-year plan (2007-12) of the Government of India.

- *4,000 MW Power Plant at Shahapur, Alibag Taluka, Raigad District, Maharashtra*

  Following the notification of the power generation policy by the Government of Maharashtra to promote investment in the power generation sector, the company has signed a memorandum of understanding on April 4, 2005 with the Government of Maharashtra through a group company, REGL for setting up a power plant at Shahapur in Raigad district of Maharashtra.

  The project which will use coal as fuel is in advanced stage of development and has made progress as under:

  - Land acquisition is in progress
  - Water supply has been assured by the Government of Maharashtra
  - An international competitive bidding process for selection of EPC contractors has also been initiated
  - Civil aviation clearance obtained
  - No objection certificate for coastal regulation zone (CRZ) obtained
  - "Consent to Establish" the project obtained from Maharashtra Pollution Control Board
  - Environment clearance from the Ministry of Environment & Forest of the Government of India expected shortly

  The financial closure of the coal based project and commencement of construction is expected to be achieved in 2007-08. This plant will commence the power generation within the 11th five year plan period.

- *7,480 MW Project at Dhirubhai Ambani Energy City, Dadri, Uttar Pradesh*

  The project is being developed by REGL. The project entails development, construction and operation of a 7,480 MW ultra mega gas based power generation project at Dhirubhai Ambani Energy City, near Dadri in Ghaziabad district of Uttar Pradesh (UP).

  With an initial investment outlay of Rs. 15,400 crore for Phase I (5,600 MW), the power project, to be developed in phases, will be the world's largest gas based power generation plant at a single location.

  The company has already acquired 2,100 acres of land required for the project. The land registration in favour of REGL has already been done.

  The project has already received all statutory clearances from the Central and UP government authorities including the following:

  - Approval from the Ministry of Environment & Forest has been obtained for a capacity of 7,480 MW
  - Award of mega power project status by the Ministry of Power of the Government of India
  - Water allocation (allocation from Ganga canal and ground water allocation)
  - No objection certificate from the UP State Pollution Control Board
  - Civil aviation clearance
  - Registrations under taxation laws

  An international competitive bidding process for selection of EPC contractors has also been initiated. The company has initiated steps for putting into place appropriate gas transportation arrangements up to the power plant premises.

- *300 MW Coal Based Power Plant at Butibori, Nagpur, Maharashtra*

  Reliance Energy was selected by Maharashtra Industrial Development Corporation (MIDC) for setting up group captive power plants (GCPP) at two locations in Maharashtra through a competitive bidding process.

  Reliance Energy has started the development of a 300 MW GCPP at Butibori in the Nagpur district of Maharashtra through a group company, Vidarbha Industries Power Limited. The power plant is being set up mainly for supplying power to the industrial consumers in the state of Maharashtra which will help to bridge the demand-supply gap in the state to a significant extent.

  The progress made by the project is as follows:

  - Signed land lease agreement for 175 acres of land and possession of land obtained. Process of acquiring additional 50 acres of land underway.
  - Process of executing water supply agreement with Maharashtra Industrial Development Corporation Limited underway.
  - Applied for long term coal linkage as well as coal blocks for the project.
  - Equipment supplier for the project under finalization.

- Environment clearance from the Ministry of Environment & Forest in progress.
- Discussions with industrial consumers are in progress about equity participation and power purchase from the plant.

The financial closure of the project and commencement of construction is expected to be achieved in 2007-08. This plant will commence the power generation within the 11th five year plan period.

- *Ultra Mega Power Project*

  REGL participated in the bidding process for implementation of two ultra mega power projects (UMPPs), (i) Sasan UMPP (Madhya Pradesh) and (ii) Mundra UMPP (Gujarat) offered by the Government of India in the year under review. In case of both the projects, REGL came out as the second lowest bidder among ten bidders for Sasan Project and six bidders for Mundra Project.

  REGL has also been pre-qualified for submission of final bid for the Krishnapattanam UMPP in Andhra Pradesh and has submitted the request for qualification (RFQ) response for the Tilaiya UMPP in Jharkhand. Both these projects are likely to be awarded in 2007-08.

- *Participation in bid process for procurement of long term power by various state owned utilities*

  Reliance Energy has submitted its proposal in response to (RFQ) invited by various state owned utilities, through its affiliate REGL for procurement of long term power and has been qualified to submit the final proposal for the following projects:

  - Development of 1,200 MW coal based power project at Tehsil Matenhel, Haryana by Haryana Power Generation Corporation Limited (HPGCL)
  - Procurement of 2,000 MW by HPGCL
  - Procurement of 2,000 MW by Madhya Pradesh Power Trading Corporation Limited
  - Procurement of 1,000 MW by Punjab State Electricity Board
  - Procurement of 2,000 MW by Maharahstra State Electricity Distribution Company Limited

  Besides, other states are also in the process of inviting bids for procurement of long term power and Reliance Energy is considering participation in the bidding process.

- *Application for allotment of captive Coal Blocks*

  The Ministry of Coal of the Government of India invited applications from private players for allotment of captive coal blocks for the purpose of power generation, cement and steel.

  Reliance Energy along with its affiliates have submitted applications for 8 coal blocks located in the State of Jharkhand, Maharashtra, Orissa and West Bengal for its power generation projects.

Initiatives on renewable power generation

Wind Generation

The current regulatory framework for the domestic power sector has stipulated a minimum level of power procurement by utilities from non-conventional sources. In order to develop benign and environment friendly power sources, Reliance Energy intends to implement wind based power projects in phases with aggregate capacity up to 500 MW spread across various states in India such as Maharashtra, Gujarat, Rajasthan, Karnataka, Tamil Nadu and Andhra Pradesh.

Reliance Energy has signed a memorandum of understanding with Suzlon Energy Limited for setting up a wind farm in Maharashtra of a capacity of 105 MW. The wind farm will be operational in 2007-08 and will be set up by Reliance Energy and/or its affiliates. The power will be purchased by Reliance Energy and will meet part of its renewable purchase obligation as per targets set by MERC. Reliance Energy has entered into a PPA for supply of 45 MW power from wind farm being developed by Reliance Wind Energy, part of the Reliance ADA Group.

Hydro power generation

Reliance Energy is exploring hydro-based power generation projects in Indian states having hydro potential, particularly, Himachal Pradesh, Uttarakhand, and Arunachal Pradesh and also in neighbouring countries like Nepal and Bhutan.

Reliance Energy is developing the 280 MW Urthing Sobla Hydro Power project on Dhauliganga river in Pithorgarh district of Uttaranchal state and has entered into agreements with the Government of Arunachal Pradesh for development of two hydro projects at Tato (700 MW) and Middle Siang (1,000 MW). These projects will be developed by Reliance Energy on Build Own Operate Transfer (BOOT) basis in association with the Government of Arunachal Pradesh.

The company has made progress on implementation of these projects as under:

- *280 MW Urthing Sobla hydro power project in Uttarakhnad*
  - The consultant appointed for preparation of detailed project report has carried out various studies and submitted the basic engineering report
  - Environmental Impact Assessment / EMP studies by the consultant are in progress.
  - Government of Uttarakhand has submitted a proposal to the Ministry of Environment & Forest for re-

demarcation of musk deer sanctuary to exclude the project and other areas.

- *700 MW Tato II and 1000 MW Siyom Hydro Power Project in Arunachal Pradesh*
  - For Tato II, consultants were appointed for environmental impact assessment studies and preparation of detailed project report. Various studies in this regard are under progress.
  - Offices have been established at Itanagar and at project site.
  - For Siyom projects, the discussions are progressing with NHPC and MOP for transfer of project area and project documents.

During the year under review, Reliance Energy also participated in the bidding process for development of hydro projects in the states of Himachal Pradesh and Uttarakhand and in Nepal. The offers submitted are under review by respective Government agencies.

Fuel cells

The techno-commercial feasibility of an exclusive strategic joint venture relationship with Ballard Power Systems Incorporated (Canada) ("Ballard") for development, manufacturing and commercialization of fuel cell / hydrogen technology in India is being currently evaluated. A non-binding memorandum of understanding has been signed with Ballard to supplement the development of a business case. Ballard, a NASDAQ listed company, is a pioneer and leader in design, development and manufacture of fuel cells.

Solar PV

The prospects of establishing a 'Multi Megawatt - World class fully integrated export oriented solar photovoltaic manufacturing unit' in India are being evaluated.

The prospects of manufacturing the critical silicon feedstock in-house is also being considered and discussions with key technology partners are being carried.

Geo thermal

The feasibility of power plant to harness the geo thermal potential at Tatapani (Chattisgarh) is being evaluated. The discussions are progressing with the Chhatisgarh State Renewable Development Agency.

Transmission

Reliance Energy participated in the international competitive bidding process invited by the Power Grid Corporation of India Limited (PGCIL), for selection of a joint venture partner for setting up of the transmission lines for Parbati and Koldam hydro-electric projects in Himachal Pradesh, on Build-Own-Operate-Transfer (BOOT) basis.

PGCIL during the year under review invited global competitive bids for development, construction, financing, operation & maintenance of transmission lines (from gantry to gantry) for two separate projects. The total length of the projects is about 1,515 km consisting of 9 lines (project B - 6 lines; project C - 3 lines). Reliance Energy along with its affiliate Reliance Energy Transmission Limited (RETL) participated in the bidding process and emerged as the selected bidder by quoting lowest transmission service charges. The project is expected to be commissioned by 2010. RETL is a subsidiary of the Company from October 6, 2006 and its revenues and profits during the year were not significant.

Exploration & Production - Coal Bed Methane (CBM) / New Exploration Licensing Policy (NELP)

Reliance Energy made a successful entry into exploration & production (E&P) business in the year under review.

Reliance Energy participated in the bic process for the third offer of blocks for E&P of CBM and the sixth offer of blocks under NELP, as consortium partner with its affiliate Reliance Natural Resources Limited (RNRL) and international E&P companies.

The consortium has been awarded four CBM blocks, namely, Sohagpur, Barmer IV, Barmer V and Kothagudam aggregating total acreage of 3,266 sq.km. making it the second largest player in the country in terms of CBM acreage. The contracts for these blocks were signed with the Government of India on November 7, 2006. Subsequently, the consortium has initiated actions for various studies. To lend support to the above activities of RNRL, the company has issued a "keep well" letter to bankers who have issued standby letters of credit to RNRL for raising FCCBs of US$ 300 million. The Company does not have any shareholding in RNRL.

Reliance Energy also achieved success in its maiden participation for the sixth round of NELP blocks by winning Mizoram -II block having acreage of 3,619 sq km. The production sharing contract was signed with Government of India on March 2, 2007.

Infrastructure Business

During the financial year under review, Reliance Energy has participated as equity investor for the following infrastructure projects: -

- Mass Rapid Transit System, Mumbai
- Road Projects for National Highways Authority of India

Mass Rapid Transit System (MRTS), Mumbai

Reliance Energy Limited led consortium (Reliance Energy Limited & Veolia Transport SA, France) were selected as the preferred bidder for the design, development & operation of Versova-Andheri-Ghatkopar rail based MRTS Project. The project is envisaged to cover about 12 km from Versova to Ghatkopar and would have 12 stations in between.

This would be the first MRTS Project in India to be developed by a private sector under the public private partnership (PPP) framework. The letter of intent was issued by MMRDA on June 20, 2006. A special purpose vehicle namely Mumbai Metro One Private Limited (MMOPL) was incorporated for implementation of the project. The equity share capital of MMOPL is jointly held by Reliance Energy - 69 per cent, MMRDA - 26 per cent and Veolia Transportation - 5 per cent. MMOPL is a subsidiary of the Company from February 28, 2007. The various preliminary works done include:

- Concession agreement with MMRDA, state support agreement with Government of Maharashtra and shareholders' agreement amongst Reliance Energy, MMRDA and Veolia Transport were executed.
- World's leading transit consultants, Parsons Brinkerhoff International, USA and Systra, France have been engaged as engineering & project management consultant for the project.
- A dedicated experienced team of about 60 executives is in place for the project implementation.
- A number of detailed planning and preparatory works had been undertaken and largely completed
  - o Topographic survey of the alignment
  - o Mapping of the underground utilities
  - o Soil investigation : geo-technical analysis
  - o Traffic management during construction
  - o Station access study
  - o Mock trial of transportation of civil structure
- Pre-Qualification process for supply, installation and commissioning of rail systems and civil work required for the project is undertaken and completed.

MMOPL has made significant progress in project implementation till date.

Road Projects

During the year under review, the company participated in the bidding process floated by National Highways Authority of India Limited (NHAI) for development and maintenance of national highways in Tamil Nadu. The company emerged as the winner for three more projects of total length of 304 km; together with the previously bagged two projects, the company is now implementing a total road length of 401 km, the largest developer in India in terms of developing road projects for NHAI.

REGULATORY INITIATIVES AND ISSUES

Mumbai - Regulatory Initiatives

New Regulations

The following three notifications were issued during 2006.

- The Maharashtra Electricity Regulatory Commission (Terms and Conditions of Tariff) Regulations, 2005 (notified on August 26, 2005) direct that the tariff proposals hereafter be submitted in segregated businesses of generation, transmission and distribution of power, both, for wheeling and in retail for multi year tariff (MYT) period of five years. However, the first MYT proposal would be for three years time period from April 1, 2007 to March 31, 2010.
- The Maharashtra Electricity Regulatory Commission (General Conditions of Distribution Licence) Regulations, 2006 notified on November 27, 2006.
- Maharashtra Electricity Regulatory Commission (Consumer Grievance Redressal Forum and Electricity Ombudsman) Regulations, 2006 notified on April 20, 2006. These regulations replaced the earlier regulations issued in 2003.

Others

As reported in the previous report, Maharashtra Electricity Regulatory Commission (Distribution Open Access) Regulations, 2005 enables eligible consumers to have open access to the distribution system of distribution licensee for obtaining supply of electricity from a generating company or from a licensee other than such distribution licensee or from any trading company. The regulations provide for phase wise eligibility criterion and as of April 1, 2007 consumers with a contract demand of more than 1 MVA can avail of such open access.

The regulatory initiatives taken by the company and status of pending regulatory cases are as under:

Maharashtra-Regulatory Initiatives & Developments

Tariff Revision

As per the Electricity Act 2003, the Maharashtra State Regulatory Commission (MERC) has the sole jurisdiction to determine tariff. The tariff order for 2006-07 was issued by the MERC on October 3, 2006. The first MYT petition, as per MERC (Terms and Conditions of Tariff) Regulations 2005 has been filed with MERC in January 2007 for determination of tariff and the new tariff order has been released on April 24, 2007.

Distribution License conditions

The company is a deemed licensee under section 14 of the Electricity Act 2003 and the validity of the company's current license is up to August 15, 2011. The MERC has initiated the process for aligning the distribution licence of the company with the provisions of the Electricity Act 2003.

Standby Charges

In the matter of standby charges payable by the company to The Tata Power Company Limited (TPC), MERC on remand by the Supreme Court, had directed TPC and the company to share the standby charges in the ratio of 77:23 by its order dated May 31, 2004 (being the ratio in which peak demand is met by the generating stations of the two companies) and further directed TPC to refund Rs 322 crore being the excess amount paid/deposited by the company. TPC appealed against the said order in the Bombay High Court. The High Court directed TPC to furnish bank guarantee for the refundable amount and further directed to take the issue before the Appellate Tribunal for Electricity. The company filed a special leave petition (SLP) before the Supreme Court against the interim order of the High Court, seeking cash refund/ adjustment, instead of the bank guarantee. TPC had also filed SLP before the Hon'ble Supreme Court. The Supreme Court disposed of the company's and TPC's SLPs and directed TPC to file an appeal before the appellate tribunal.

The appeal filed by TPC was heard by the appellate tribunal. The appellate tribunal delivered its judgment on standby charges sharing by different formula which would result in a refund of Rs. 358 crore to the company, which together with interest would work out to Rs. 454 crore. However, TPC appealed against this order in the Supreme Court which directed TPC as an interim measure to deposit Rs. 227 crore in cash and issue a bank guarantee for the balance amount. Reliance Energy was allowed to withdraw this deposit with an undertaking to refund the amount, if required, on final determination in the said appeal. Reliance Energy has since then withdrawn this amount.

Poaching of Consumers

MERC by its order dated June 3, 2003 restrained TPC from giving supply to new consumers whose maximum demand is below 1000 KVA. Both the company and TPC had appealed to the High Court of Bombay in the matter. The High Court directed both the parties to approach the appellate tribunal on the appeals filed by the company and TPC. The appellate tribunal has ruled that TPC has license only for bulk supply. However, TPC has appealed against this judgment in the Supreme court where the matter had been heard and the order is awaited.

Rebate to consumers

To contain TPC from poaching of consumers, the company was constrained to offer rebates to certain categories of consumers, the total amount of which from 1998 to 2004 worked out to Rs. 350 crore. MERC by its order had held that such rebates without their approval could not have been given and added the said amount as a notional income in determining annual revenue requirement for 2004-05. On an appeal by the company, the appellate tribunal held that there was no bar in law for the company to grant such rebates and consequently the notional income could not have been considered. TPC filed an appeal in the Supreme Court against the said order. The matter has been part heard at the Supreme Court.

Release of additional outlets by TPC

The company had been requesting TPC for additional outlets to be able to meet the growing demand of new and existing consumers. However, since 1996, TPC had not released any additional outlet required by the company. The matter was taken up by the company with the MERC. The MERC had appointed Indian Institute of Technology, Mumbai (IIT) as a consultant to advise MERC on the criteria for providing such additional outlet(s). IIT submitted its recommendation to the MERC which forwarded it to the state transmission utility. This utility has approved in principle the release of outlets. However, TPC has stated that the outlets will be provided only on signing the power purchase agreement (PPA) and other connection agreements.

The company, as directed by MERC, has also initiated discussions with TPC on entering into a PPA with TPC. TPC's contention that it can allot only 500 MW to Reliance Energy, in view of their pre-existing commitment as per the draft PPA with Brihanmumbai Electric Supply & Transport Undertaking (BEST) for 800 MW and their own distribution needs of 477 MW, is not acceptable to Reliance Energy as being not equitable to its consumers. Reliance Energy has filed an application before MERC to be made an intervener in view that its rights would be impinched. MERC has acceded to our request to become an intervener. It is however expected that TPC and / or BEST would contest the same.

Regulatory approval for works related to the Disaster Management Scheme

The city of Mumbai experienced unprecedented rains on July 26, 2005. On that day, the city recorded the highest rainfall in a day in the last hundred years comprising 40 inches of downpour in suburbs. The suburbs of Mumbai, which constitute the licensed area of the company, received the highest rainfall, severely affecting its operations. To respond to such calamity in future, the company has submitted a detailed disaster management scheme for approval to the MERC. The MERC has approved an expenditure of Rs. 36.72 crore in Phase 1. To eliminate the risk of damage to its installations, the company has completed execution of raising the stilt level of switchgears at various locations prone to flooding.

Disallowance of expenditure

MERC in its tariff order of October 3, 2006 disallowed a part of the expenditure for 2004-05 and 2005-06 and also in the aggregate revenue requirement of 2006-07. The company therefore filed an appeal before the appellate tribunal. The appellate tribunal in its order has upheld the company's contentions and directed MERC to allow the expenditure which was earlier disallowed. Consequently, the said amount has been added for recovery during the multi-year tariff period of 2007-08 to 2009-10.

Delhi Discoms - Regulatory Initiatives

Regulatory Assets: Delhi Discoms filed appeals in the appellate tribunal against the DERC tariff order for 2004-05 for creating Regulatory Assets. The tribunal held that DERC did not have statutory power to create such assets. The effect of the tribunal's order had been given in the tariff order issued on September 22, 2007.

Depreciation: These Discoms appealed against the DERC tariff orders for 2002-03 to 2004-05 for allowing depreciation at 3.75 per cent, as against the rate notified by the Ministry of Power. The tribunal upheld the depreciation claim of the Discoms at 6.69 per cent. The tribunal's order was upheld by the Supreme Court and the effect would be up to 2006-07. The financial impact of the order for Discoms is estimated to be Rs. 300 crore for the period 2002-03 to 2006-07.

Aggregate Revenue Requirement (ARR): DERC issued tariff order for 2006-07 on September 22, 2006. The Discoms appealed before the appellate tribunal against the tariff order on disallowance of expenses and its order is awaited.

MYT Regulations: DERC has notified the draft multi year tariff regulations and a consultative paper on the regulations was issued in October 2006. The Discoms submitted their comments on the draft and hearings by DERC was completed and the notification is awaited.

Regulations: The Discoms submitted their comments on the draft regulations for the Supply Code and Performance Standard issued by the DERC. The public hearing is completed and the notification is awaited.

Consumer Security Deposit: The Discoms filed petitions on consumer security deposit with DERC requesting it to clarify the mechanism for payment of interest on such deposits as a major portion of these deposits held by the erstwhile Delhi Vidyut Board was transferred to the holding company through the scheme on transfer of assets of the Board to Discoms. The order from DERC is awaited.

Rebate on Power Purchase during July 2002 - July 2004: A petition had been filed against Delhi Transco with DERC on payment of rebate on power purchase bills during the period July 2002 to July 2004. The petition had been admitted and the order of DERC is awaited.

Reassignment of existing PPAs: DERC in its order of March 31, 2007, reassigned the existing PPAs of Delhi Transco effective from April 1, 2007 to the distribution licensees and the deemed licenses in Delhi. All existing PPAs (with certain exceptions) had been allocated amongst the Discoms in proportion to the energy drawn during July 2002 to February 2007.

RISKS AND CONCERNS

Reliance Energy is dependent on the domestic market for its business and revenues. The company's power generating and distribution facilities are located in India, and virtually all of the company's revenues including those from the EPC division, are derived from the domestic market. The company also makes significant investments in various new businesses in the country. These factors may potentially expose the company to any risk of a significant shock to the national economy and any adverse changes in the policies and regulations related to the power sector.

However, the Government of India has been pursuing progressive policies on economic liberalisation and reforms in the power sector including considerable reduction in government interference. In addition, the company closely monitors the government policy measures to identify and mitigate any possible business risks.

Generation of power at the company's power stations can be affected due to various factors including non-availability of fuel, grid disturbances and such other factors in load management in the grid. The company has entered into agreements with fuel suppliers for adequate supply of fuel, thus mitigating the fuel availability risk. To remain unaffected by the grid differences, the company has developed systems to island its power stations from the grid.

The consumer tariffs are regulated by the regulatory commissions. Any adverse changes in the tariff structure could have a material impact on the profitability. However, the company endeavours to achieve the highest efficiency in its operations, and has been implementing cost reduction measures in order to enhance its competitiveness and maintain profitability.

Pursuant to the Electricity Act 2003, there is risk of rising competition in the supply of electricity in the licensed area of the company. The company has built a large and established distribution network that is difficult to replicate by potential competitors, and will endeavour to provide reliable power at competitive costs, with the highest standards of customer care to meet the threat of competition.

Power projects are highly capital intensive. Such highly capital intensive projects run the risks of (i) longer development period due to statutory clearances, financial and infrastructural requirements, (ii) delay in completion of project, (iii) performance risk, and (iv) cost over-run. Reliance Energy is currently co-sponsoring various large power generation projects. The past experience of Reliance Energy in implementing mega projects without any time and cost overruns provides confidence in timely completion of power projects.

Any adverse movement in the value of the domestic currency may increase the company's liability on account of its foreign currency denominated external commercial borrowings in rupee terms. However, Reliance Energy has adopted conservative foreign exchange risk management policies in this regard. The company undertakes liability management transactions and other structured derivatives on an ongoing basis to manage its foreign exchange rate risks.

The company manages other potential operational risks by adopting suitable human resource development policies, and appropriate health, safety and environment framework.

ADEQUACY OF INTERNAL CONTROLS

The company has an adequate system of internal controls implemented by the management towards achieving efficiency in operations, optimum utilization of resources, and effective monitoring thereof and for compliance with all applicable laws.

The internal control mechanism comprises a well-defined organization structure, pre-determined authority levels, risk assessment, segregation of duties and documented policy with a comprehensive manual on delegation of authority.

The procurement and operational maintenance activities are planned well in advance to avoid any possible risk of late delivery of materials, delay in attending to maintenance needs, etc. The company, on a regular basis, stores and maintains all the relevant data and information as a back up, to avoid any possible risk of losing important business data.

The management audit cell undertakes extensive checks and reviews the systems and processes through external leading firms of chartered accountants. They provide independent and professional observations, and the management audit cell co-ordinates and follows up for corrective and preventive action.

A qualified and independent audit committee of the board, comprising all independent directors of the company, reviews the internal audit reports, and the adequacy of internal controls.

HEALTH & SAFETY & ENVIRONMENT

Reliance Energy attaches utmost importance to safety standards at all installations of the company. At all power stations of the company, necessary steps are regularly undertaken to ensure the safety of employes and equipment. Both external and internal safety audits are conducted regularly. Mock drills are conducted to gauge emergency and disaster management preparedness.

The joint safety committee at the power supply division identifies safety measures to be adopted to continually improve safe working procedures. The electricity accident rate has declined significantly over the years, as a result of various safety measures undertaken. During the period under review, the Dahanu power station received the National Safety Council - Maharashtra Chapter — Safety Awards-2005 for the lowest accident frequency rate during the year 2005 and the Greentech Safety Award 2006.

Dahanu Power Station

As a part of commitment to maintaining and continually improving its overall performance in occupational health and safety, the Dahanu power station continues to remain as OHSAS 18001 certified.

The Dahanu power station continues to perform far better than the stringent operational norms prescribed by the Maharashtra Pollution Control Board, and has received the prestigious Greentech Environmental Excellence award (silver) for 2005, FICCI Award 2005-2006 for environmental conservation and pollution control, CII - National Award for excellence in water management (within the fence) and the CII - National Award for excellence in water management (beyond the fence).

The Dahanu power station continues its forestation drive with a massive plantation and systematic horticultural project. Under the environmental promotion plan, a chikoo and coconut research center has been established. Massive forestation with green coverage, fruit bearing plants, flowering plants, setting up of nursery, polyhouses for exotic variety of flowers, use of drip irrigation and water harvesting ponds etc. have been taken up as a part of this project. Three ponds have been created to harvest rain water which is used for watering the horticulture through a vast network of drip irrigation.

The Dahanu power station continues to achieve excellent environmental performance through strict environmental controls as the emissions are way below the limits specified by the Maharashtra Pollution Control Board and the norms laid down by the World Bank, the most stringent environmental norms.

As per the directive of the Dahanu Taluka Environmental Protection Authority (DTEPA), the company is in the advanced stage of installation of a flue gas desulphurization plant at the company's power station at Dahanu as a preventive measure. The work is progressing as per schedule with completion of 85 per cent of the installation work.

Samalkot Power Station

The Samalkot power station uses natural gas, an environment friendly fuel, as the primary fuel and naphtha as the secondary fuel. A dedicated environment, health and safety manager is assigned with the responsibility of supervising, monitoring and ensuring all necessary actions with regard to environmental issues, at the power station. The average levels of emission recorded at the power station during the year 2006-07 were much below the limits stipulated for the environmental parameters by the Andhra Pradesh Pollution Control Board.

The station seeks to achieve continual improvement in environment, health and safety through ISO 14001 and OHSAS 18001 certification programmes.

Goa Power Station

The Goa power station continues on the path of continual improvement in environment, health and safety through ISO 14001 certification.

Kochi Power Station

The Kochi power station of BSES Kerala Power Limited is in the process of certification for integrated management system comprising ISO 14001, OHSAS 18001 and ISO 9000, having completed the preliminary surveillance audits. BSES Kerala Power Limited is also progressing towards OHSAS 18001 certification under the integrated management system.

ENERGY CONSERVATION

At the Dahanu power station, the average heat rate of 2,278 Kcal/Kwh was achieved during the year against the norm of 2,500 Kcal/Kwh specified by the Central Electricity Regulatory Commission for this size of unit. The heat rate achieved by the station was the best among all coal based thermal power stations in the country. Apart from several measures taken to conserve energy, a number of projects were also taken up under ISO system's continual quality improvement programmes toward energy conservation, reliability, availability and safety improvement.

At the Dahanu power station, the energy management cell consisting of qualified energy managers and auditors continue to drive the energy conservation activity with defined energy policy, procedures and work instructions. The plant bagged the prestigious Maharashtra Energy Development Agency (MEDA) Award for excellence in energy conservation & management in the thermal power station sector for the year 2005 and National Award for excellence in energy management by the Confederation of Indian Industry.

A comprehensive energy audit has been carried out by a team of external auditors from the Confederation of Indian Industry. Implementation of various projects suggested by the team is in progress. Recently through the project of variable frequency drive, 30 per cent saving i.e. 180 KW in condensate extraction pump has been undertaken in one of the units which will result in saving of 1.44 million units per year. Many such projects are in various stages of implementation.

The Samalkot power station is adopting appropriate operation and maintenance strategies, and is making all possible efforts towards energy conservation and a drive has been initiated for variable frequency drives installation. The power station achieved a gross heat rate of 2,163 Kcal/ Kwh against the design value of 2,178 Kcal/Kwh at a PLF of 50.55 per cent.

At the Goa power station, through various energy conservation initiatives, the plant achieved a record low auxiliary power consumption of 2.24 per cent in March 2007 and 2.3 per cent for the year 2006-07 which is extremely low for this size of plant configuration. The initiatives included installation of variable frequency drives at critical auxiliaries, modification of schemes to utilize gas turbine extraction air as plant instrument air, commissioning of plate heat exchanger for cooling gas turbine atomizing air resulting in reduction of demineralised water consumption, installation of liquid mounted mechanical shoe type seals on naphtha storage tanks roof to reduce naphtha evaporation losses, etc. All these have resulted in significant energy savings by bringing down the auxiliary power consumption to 2.30 per cent compared to 2.40 per cent achieved in 2005-06.

HR AND INDUSTRIAL RELATIONS

Reliance Energy firmly believes that "Employees" and "Employee driven strategies" are the pivotal force behind success of its growth. It is the employees' skills and capabilities which provide the necessary cutting edge to face challenges and market competition. High performance orientation is the pivot of our HR philosophy and all our HR strategies and processes are centered on the same. In order to benchmark and introduce the best employee practices prevailing in the industry, the company had engaged the services of Mercer Human Resource Consulting for a comprehensive HR study.

The HR philosophy is communicated to the employees through various group interactions with the top management and through various media such as the intranet, e-mails and training forums, etc. The business needs and employee expectations have been determined through an elaborate survey and focused group discussions. To cope up with the tremendous changes which are shaping up in the power sector, it is important to unleash the latent capabilities of our employees.

In order to ensure that the HR philosophy is translated into action, the company has sound, proactive and progressive HR strategies and practices.

The company has high caliber, multifunctional team of about 1,200 professionals including engineers, who are well equipped to handle any assignment in the power sector. The company has built a young and vibrant team (average age of 40 years) of highly qualified and competent professionals to meet the emerging business challenges and market competition.

We are proud of having established over a period of time a proactive industrial relation scenario, where the guiding principles are followed to resolve all issues through a meaningful dialogue with the employee bodies. This has resulted in a peaceful, cordial and healthy relationship between the union and the management. This caters adequately to the sensitive nature of our utility business.

The company has a standardized manpower planning process, which covers all functions across the company. The company has also a 'compensation and performance oriented reward philosophy'. Performance on the job and contribution are strong drivers for deriving the compensation.

Re-emphasizing our philosophy that employee well-being is extremely important, welfare activities have been given a boost. The welfare focus includes recreational and sports activities, family oriented programmes such as career counseling for employees' children, stress management programmes for families, etc.

The philosophy on which our training and development process is based on are:

- HR Vision
  - i. To build competent and committed team
  - ii. To be the most admired and preferred employer having world class HR practices
  - iii. To consistently enable business success
- HR Mission
  - i. To attract and retain the appropriate talent at optimum cost
  - ii. To align individual expectations and organizational goals
  - iii. To create performance driven culture
  - iv. To create a learning organization
  - v. To create a sustainable, harmonious employee environment
  - vi. To create an environment that fosters creativity, team work and value systems.

As part of the company's commitment to employee development, the training and development team has been substantially strengthened. Reliance Energy Management Institute organizes several training programmes which include participants from other power utility companies. A new feature during the year was the mass sensitization programmes on various contemporary issues such as attitudinal settings, six sigma, etc.

Apart from the normal training programmes for the employees, the company has carried out various organizational development processes primarily to bring about transformation process within the organization. Likewise, the Technical Training Institutes at Dahanu and Versova, impart training to upgrade the skills of our workers and staff of the company. Besides, we also nominate employees to advanced seminars and conferences from time to time.

All our employee related systems are integrated on SAP applications. Various employee services and HR systems including employees' records are available online through our Employee Self Service (ESS) system. Employees can avail a number of HR services through the employee self service module of this software.

The company has introduced 'Recognition & Reward Scheme' for employees to reinforce the culture of appreciating 'good work' and significant contribution made by them either as an *individual* or as a team member. High performers are also rewarded in terms of performance incentives, better job profiles and higher responsibilities.

To sustain the growth pace of Reliance Energy, it is important for Reliance Energy to grow and develop talent internally.

We have institutionalized the leadership development programme under which various leadership competencies are defined, keeping the future competitive scenario and the customer expectations in this sector. This competency framework captures the eight key competencies required at the leadership level i.e. driving customer value, exhibiting robust planning and execution, demonstrating strategic perspective, fostering organizational change, nurturing talent, building systems orientation, developing collaborative partnerships and promoting achievement orientation. All the high performing individuals are put through an assessment / development process linked to these competencies.

Based on assessment / development centres' recommendations, individual development plans are drawn up and followed up with a view to enhancing individual competencies and increasing organizational leadership capabilities.

It is our constant endeavour to put HR as the fountainhead of driving and directing employees to give their best and in turn as an organization to give the best to its employees.

QUALITY

During the year, quality management was made the focus area for strengthening the systems and business processes across the company. An overall roadmap which integrates the various facets of quality along with propagating a quality oriented culture was drawn up and being implemented.

Reliance Energy had participated in the prestigious Ramakrishna Bajaj National Quality Awards and the company was awarded a commendation certificate. This was followed up by extensive capability enhancement, by conducting a series of training on various tools of quality management and six sigma. A few projects as part of the leadership of six sigma initiative have been commenced. Preparatory work for qualifying for OHSAS and ISO 27001 certifications has been completed.

The company has targeted to complete all activities under the six sigma project, ISO 27001 and OHSAS certifications during 2007-08, which will make Reliance Energy the first utility in the country to achieve these certifications.

These initiatives are aimed at further promoting business excellence in all functional areas of the company.

CORPORATE GOVERNANCE

The company had, from time to time, voluntarily introduced several governance practices long before clause 49 of the listing agreement with stock exchanges was introduced and made applicable from February 21, 2000.

A report on corporate governance of the company confirming compliance with the conditions of corporate governance stipulated in clause 49 is annexed to the director's report. The report sets out in detail the various best practices of governance voluntarily introduced, adopted and practised by the company.

COMMUNITY DEVELOPMENT

The Dahanu power station continues with the practice of honouring the taluka's best teachers with the Best Teachers' awards for outstanding contribution to promoting education and to provide health services support to schools in the tribal areas of Dahanu Taluka. It has also granted merit scholarships to deserving students of Dahanu.

Water Conservation Projects at Dahanu

At the Dahanu power station, water management cell monitors and controls water conservation projects. Water conservation is identified as an environmental aspect in the environmental management system.

Water conservation projects are carried out within the fence and also beyond the fence for the benefit of surrounding community.

During the year, 12 water conservation projects were completed in various areas like rainwater harvesting and reduction in consumption of demineralised water using drip irrigation for green belt development.

For the benefit of local community, repair of check dams, construction of new check dams and bore wells were carried out.

The practice of monitoring water consumption and efforts made towards water conservation were recognized by the Confederation of Indian Industry with awards for excellence in water management for within the fence as well as beyond the fence.

The company continues to pursue CSR initiatives in areas of healthcare, education and such other community welfare measures.

Awards and Recognitions

Reliance Energy continues to receive prestigious awards and recognitions for its outstanding performance in various fields.

The company was conferred the Golden Peacock Award for its pursuit of excellence in corporate governance.

The various power stations of the company received the following awards during the year under review.

Dahanu Power Station

- Srishti Good Green Governance (G-Cube) Award
- International Quality Crown Award London 2006 in Gold category
- Greentech Safety Award 2006
- Silver Shield for Meritorious Performance by the CEA for its excellent performance amongst Indian thermal power plants in the year 2005-06, which was presented by the Hon'ble Prime Minister of India.
- National Award for excellence in energy management by Confederation of Indian Industry (CII) for 2005-06
- FICCI Award 2005-06 for environmental conservation and pollution control
- CII - National award for excellence in water management (within the fence) for 2005-06
- CII - National award for excellence in water management (beyond the fence) for 2005-06
- Greentech environmental excellence award (silver) for 2005
- Maharashtra Energy Development Agency (MEDA) award for excellence in energy conservation and management in thermal power station sector for the year 2005.
- Gold Shield for Meritorious Performance by the Central Electricity Authority (CEA) of the Government of India for its excellent performance amongst Indian thermal power plants in the year 2004-05, which was presented by the Hon'ble Prime Minister of India.
- National Safety Council -Maharashtra Chapter-Safety Awards-2005 for lowest accident frequency rate during the year 2005

Samalkot Power Station

The Andhra Pradesh chapter of the National Safety Council awarded a certificate of appreciation for obtaining the OHSAS 18001 certification. The certificate was handed over on the National Safety day by the Minister for Labour and Employment of the Government of Andhra Pradesh.

Goa Power Station

Goa power station was adjudged the best among the gas based power stations in the country and was awarded the prestigious Greentech Gold Award in the category for environment management. It also received the Greentech Gold Award for safety management amongst gas based power plants.

Kochi Power Station

The Kochi power station of BSES Kerala Power Limited received the certificate of industrial safety award from the National Safety Council (Kerala Chapter) for the year 2005-06.

The company continues its quest for excellence in governance so as to further promote the interests of our stakeholders in all areas of our business activities.

In no other sector of the economy the need to practice the best governance principles is so relevant and critical than the utility business of distribution of electricity to consumers. We are fully conscious that our business impacts the entire society in which we operate and hence, every citizen is our customer and important stakeholder of our company.

Our governance philosophy

We are committed to introducing sound corporate governance practices in tandem with domestic and international developments to position ourselves to conform to the best of global governance practices. The company takes feedback into account in its periodic reviews of the guidelines to ensure their continuing relevance, effectiveness and responsiveness to the needs of local and international investors and all other stakeholders. We believe that all our operations and actions must serve the underlying goal of value creation, over a sustained period of time.

In our commitment to practice sound governance principles, we are guided by the following core principles.

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosures**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Accountability**

   To demonstrate highest levels of personal responsibility and continually affirm that employees are responsible to themselves for the pursuit of excellence.

4. **Compliances**

   To comply with all the laws and regulations as applicable to the company.

5. **Ethical conduct**

   To conduct the affairs of the company in an ethical manner.

6. **Stakeholders' interests**

   To promote the interests of all stakeholders including of customers, shareholders, employees, lenders, vendors, governments and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the statutory and regulatory requirements. Our endeavour is to follow the spirit of good governance than mere compliance with the conditions specified by regulatory authorities. With this objective, we have formulated, inter alia, the following policy documents and introduced best practices of governance :

1. **Values and commitments**

   We have set out and adopted policy documents on 'values and commitments' of Reliance Energy. We believe that any business conduct can be ethical only when it rests on the nine core values of honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

2. **Code of ethics**

   Our policy document on 'code of ethics', in essence, directs that our employees should conduct the business with integrity by excluding consideration of personal advantage.

3. **Business policies**

   Our 'business policies' contains the policy on fair market practices, inside information, financial, records and accounting integrity, external communication, work ethics, personal conduct, policy on prevention of sexual harassment, health, safety & environment and quality.

4. **Prohibition of insider trading policy**

   This document contains the policy on prohibiting trading in the equity shares of the Company, based on inside or privileged information.

5. **Prevention of sexual harassment**

   Our policy on prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

6. **Whistle blower policy**

   Our whistle blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

7. **Environment policy**

   The company is committed to achieving excellence in environmental performance, and preservation and promotion of environment is of fundamental concern in all our business activities.

8. **Risk management**

   Our risk management procedures ensures that the management controls risks through means of a properly defined frame work.

9. **SA 8000 (standard for social accountability)**

   The Dahanu power station of the company is certified for SA 8000, initiated by the Council on Economic Priority with Social Accountability International, USA as the accreditation agency. The standards are based on recommendations of the International Labour Organisation, United Nations Universal Declaration on Human Rights and UN's convention on the rights of the child and other conventions. The key attributes are social accountability with regard to child labour, forced labour, health and safety, discrimination, working hours, remuneration and management system, etc.

10. **Six sigma**

    The Dahanu power station has adopted the six sigma quality management tool to measure the baseline performance of various processes, determine the root causes of variations and improve the processes to meet and exceed the desired performance levels.

11. **OHSAS 18001**

    Two of the three power stations of the company are OHSAS 18001 certified while the third power station is in the process of certification. OSHAS 18001 helps to establish an occupational health and safety management system.

12. **ISO 9001**

ISO 9001 is concerned with establishing quality management system to achieve continual improvement of performance. While two of the three power stations of the company are ISO 9001 certified, the third power station is in the process of such certification. The Mumbai distribution group as also the company secretarial and investor services group have also secured ISO 9001 certification.

13. **ISO 14001**

ISO 14001 is primarily concerned with environmental management and all the power stations of the Company are ISO 14001 compliant.

14. **ISMS - ISO 27001**

The company is in the process of obtaining ISO 27001 Information Security Management System Certification for its IT group which will help in protecting the confidentiality, integrity and availability of information relating to the businesses of the company.

15. **Boardroom practices**

a. **Chairman**

In line with the highest global standards of corporate governance, the board has separated the chairman's role from that of execution of the Company's day to day business.

b. **Board charter**

The board of directors have adopted a comprehensive board charter. The charter has set out matters relating to board composition, scope and functions of the board and its committees, etc.

c. **Tenure of independent director**

Tenure of independent directors on the board of the company shall not extend beyond nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

d. **Interaction of non-executive, including independent directors with the chairman**

The chairman regularly interacts with non-executive directors to enable them to freely express their views on various matters concerning the business of the company. A separate meeting between the chairman and the non-executive directors is periodically held so that issue of business and management can be discussed freely without encumbrances.

e. **Lead independent directors**

Recognizing the need for a representative and spokesperson for the independent directors, the board has appointed an independent director as the lead independent director. The lead independent director performs the following roles in addition to the role of a non-executive independent director.

- preside over all executive sessions of the board's independent directors;
- work closely with the chairman to finalize the information flow, meeting agendas and meeting schedules;
- liaise between the chairman and the independent directors on the board; and
- take a lead role along with the chairman in the board evaluation process.

The position of the lead independent director is rotated on a yearly basis and for the year 2007-08, the board has designated Gen V P Malik as the lead independent director.

f. **Independent director's interaction with shareholders**

Shri V R Galkar, a senior independent director, interacts with shareholders on their suggestions and queries which are forwarded to the company secretary at Ramesh.Shenoy@relianceada.com.

g. **Meeting of independent directors without the management**

The independent directors of the company meet in executive sessions (with no executive directors present) on a regular basis as they deem necessary. These executive session discussions may include topics such as, performance and compensation; strategic issues for board consideration; the flow of information to directors; management progression and succession; and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit. The sessions are chaired by the lead independent director.

h. **Independent director on the risk management committee**

The company has set up a risk management committee consisting of executives and a senior independent director. Gen V P Malik is associated with the committee, to review periodically the risk management procedures in order to ensure that the company controls risks through means of properly defined framework.

i. **Commitment of directors**

The board meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance of all directors at the meetings of the board and its committees.

Such advance planning of meetings enable the directors to plan their commitments, particularly in the context that the meetings of the board and its committees normally extends over two working days.

j. **Evaluation of the board**

The board, through peer evaluation, carried out evaluation of the board including board process, risk management systems, performance of board committees based on inputs received from individual directors.

16. **Governance practices being followed to promote the interests of our stakeholders**

We have in the recent past introduced several trend setting governance practices to improve stakeholder satisfaction, some of the major ones being -

a. **Customers** : Initiatives taken to reach out to customers include introduction of easy to read bills with consumption and billing history of past 12 months, (detailed customer support services on the website with facility to view and print bills, history of monthly consumption since June 2005 in addition to online payment) customer feedback option, customer redressal mechanism including setting up of consumer grievance redressal forum, an independent body headed by a retired judge of the High Court.

b. **Employees** : Introduced dedicated employee service portal which offers various online services and facilities on HR and employee welfare like details of current and past salaries, income-tax computations, attendance and leave management, goal setting with relevant KRAs and KPIs, potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module, etc., all of which collectively lead to enhanced employee engagement.

c. **Shareholders** : The significant services and facilities being rendered to investors include epayment of dividend at over 160 cities, odd lot share trust for convenient disposal of odd lot shares held in physical form and annual shareholder satisfaction survey.

d. **Vendors** : The major initiatives introduced are global sourcing, eprocurement, strategic supply management, continuous vendor development and evaluation, eliminating sourcing risk while reducing overall procurement costs, value creation through quality and logistics, etc.

e. **Lenders** : The company has been prompt in honouring all debt obligations to its lenders. The company has secured 'AAA' rating from Crisil, the highest rating awarded by the agency. Fitch Ratings India has awarded 'Ind AAA' debt rating for the company, indicating the highest credit quality. The company's debt is rated 'MAAA' by ICRA, reflecting the highest inherent financial strength.

f. **The society** : The company, in keeping with its corporate social responsibility (CSR) policy, focuses on healthcare, education, water resources, etc. for citizens around its power station at Dahanu. Details of its CSR activities are set out in detail in the management discussion leadership development programmes.

17. **Awards**

For the pursuit of excellence in corporate governance, the company was conferred the Golden Peacock award for corporate governance by the Institute of Directors. The company was also presented several prestigious awards for excellence in performance, energy management, environmental management, energy conservation and pollution control, quality system and management, water management, safety track record and management and human resource management.

Compliance with the code and rules of LSE and NYSE

The Global Depositary Receipts (GDRs) issued by the company are listed on the London Stock Exchange (LSE). The company has reviewed the combined code on corporate governance of LSE and the corporate governance rules of the New York Stock Exchange (NYSE), though the same are not applicable to the company. The company's corporate governance practices substantially conform to these code and rules.

Compliance with clause 49 of the listing agreement

Reliance Energy reviewed and revised its governance practices well before the revised provisions of clause 49 of the listing agreement formulated by the Securities and Exchange Board of India (SEBI) were made applicable from 1st January, 2006.

We present our report on compliance of governance conditions specified in Clause 49.

I. **Board of directors**

A. **Board composition**

1. **Board strength and representation**

As of March 31, 2007, the board consisted of eight members. The composition of and the category of directors on the board of the company were as under:

Table 1

Category	Particulars of directors
Executive non-independent directors	• Shri Anil D Ambani, Chairman & Managing Director • Shri Satish Seth, Executive Vice Chairman • Shri S C Gupta, Director (Operations) • Shri J P Chalasani, Director (Business Development)
Independent directors	• Gen V P Malik • Shri S L Rao • Dr. Leena Srivastava • Shri V R Galkar

Note : The board at its meeting held on April 25, 2007 re-designated Shri Anil D Ambani as chairman of the board and Shri Satish Seth as vice chairman of the board of the company. The board also appointed Shri Lalit Jalan as whole-time director of the company.

2. **Conduct of board proceedings**

The day to day business is conducted by the executives of Reliance Energy under the direction of whole time directors and the oversight of the board. The board holds five to six meetings every year to review and discuss the performance of the company, its future plans, strategies and other pertinent issues relating to the company.

The board performs the following specific functions in addition to the oversight of the business and the management

- review, monitor and approve major financial & business strategies and corporate actions
- assess critical risks facing the company – review options for their mitigation
- provide counsel on the selection, evaluation, development and compensation of senior management
- ensure that processes are in place for maintaining the integrity of
  - the company
  - the financial statements
  - compliance with laws
  - relationships with customers, suppliers and other stakeholders
- delegation of appropriate authority to the senior executives of the company for effective management of operations

B. Board meetings

The board held five meetings during 2006-07 on April 19, 2006, June 7, 2006, July 19, 2006, October 19, 2006 and January 18, 2007. The maximum time gap between any two meetings was 91 days and the minimum gap was 41 days.

The board periodically reviews compliance reports of all laws applicable to the Company and takes steps to rectify non-compliances, if any.

Standards issued by ICSI: The company is in substantial compliance with the secretarial standards governing board meetings as also general meetings as set out in Secretarial Standards 1 and 2 issued by the Institute of Company Secretaries of India. The board of directors of the company has taken necessary steps in order to ensure compliance with these standards.

The board has constituted several committees to deal with various specialised issues. While the recommendations of SEBI on the constitution of audit committee and shareholders/investors' grievance committee have come into force from March 31, 2001, Reliance Energy had set up such committees in May 1986 and January 1995 respectively.

C. **Attendance of directors**

The overall attendance of directors was 95 per cent. It is proposed to introduce teleconferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Table 2 - Attendance of directors at the board meetings held during 2006-2007 and the last annual general meeting (AGM)

Directors	Meetings held during the tenure of Directors	Meetings attended	Attendance at the last AGM
Shri Anil D Ambani	5	5	Present
Shri Satish Seth	5	5	Present
Shri S C Gupta	5	5	Present
Shri J P Chalasani	5	5	Present
Gen V P Malik	5	5	Present
Shri S L Rao	5	4	Present
Dr Leena Srivastava	5	4	Present
Shri V R Galkar	5	5	Present

Overall attendance : 95 per cent.

Notes:
a. None of the directors is related to any other director.
b. None of the directors has any business relationship with the company.
c. None of the directors received any loans and advances from the company during the year.

D. Other directorships

None of the directors holds directorships in more than 15 public limited companies.

Table 3 - The details of directorships (excluding private limited, foreign company and section 25 companies), chairmanships and the committee memberships held by the directors as on March 31, 2007.

Names of directors	Number of directorship (including REL)	Committee(s)[1] membership (including REL) Membership[2]	Chairmanship
Shri Anil D Ambani	7	4	None
Shri Satish Seth	7	5	5
Shri S C Gupta	5	2	None
Shri J P Chalasani	7	None	None
Gen V P Malik	4	4	None
Shri S L Rao	5	5	3
Dr Leena Srivastava	1	2	None
Shri V R Galkar	2	3	3

1. The information provided above pertains to the following committees in accordance with the provisions of clause 49 of the listing agreement:
   a. Audit committee
   b. Shareholders/investors' grievances committee

2. Membership of committees includes chairmanship also.

E. Membership of board committees

No director holds membership of more than 10 committees of boards nor is any director chairman of more than 5 committees of boards.

F. Details of Directors

The abbreviated resumes of all directors are furnished hereunder:

Regarded as one of the foremost corporate leaders of contemporary India, **Shri Anil D Ambani**, 48, the chairman of all listed companies of the Reliance ADA Group, namely, Reliance Communications, Reliance Capital, Reliance Energy and Reliance Natural Resources limited.

He is also the president of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance ADA group have raised nearly US$ 3 billion from global financial markets in a period of less than 15 months.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of :

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Board of Governors, Indian Institute of Technology (IIT), Kanpur
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India, a position he chose to resign voluntarily on March 25, 2006.

Select Awards and Achievements

- Voted 'the Businessman of the Year' in a poll conducted by The Times of India – TNS, December 2006
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December 2001
- Selected by Asiaweek magazine for its list of 'Leaders of the Millennium in Business and Finance' and was introduced as the only 'new hero' in Business and Finance from India, June 1999

Shri Satish Seth, 51, is a Fellow Chartered Accountant and a law graduate. He has had a wide exposure in developing, strategizing and overseeing businesses in petrochemicals, petroleum and financial sectors. currently, he oversees and leads businesses in power, telecommunication and infrastructure sectors. He has vast experience in the areas of finance, commercial, banking, accounts, audit, taxation, legal, project execution and general management. Shri Seth was appointed to the Board on November 24, 2000. Currently, he is the Vice Chairman of the board of the company. He is also a Director of Reliance Energy Trading Limited, Reliance Telecom Limited, WorldTel Holdings Limited, Reliance Gateway Net Limited and Reliable Internet Services Limited. He is chairman of audit committee of Reliance Telecom Limited, Reliable Internet Services Limited and chairman of shareholders/ investors' grievances committee of Reliance Telecom Limited.

Shri S C Gupta, 58, is a graduate in electrical and mechanical engineering and also MSc. (Engineering) in power systems. He was appointed to the board on January 18, 2003. He was formerly the group senior executive vice president of Reliance Power Limited. He was actively involved in the design and implementation of captive power plants of Reliance Industries Limited at Hazira, Patalganga, Naroda and Jamnagar totalling 750 MW and development of Independent Power Projects (IPPs) at various locations. He is on the boards of Reliance Energy Trading Limited, Utility Powertech Limited, BSES Kerala Power Limited and Reliance Energy Generation Limited. He is a member of the shareholders/investors' grievances committee of Reliance Energy Limited. He is a member of the audit committee of BSES Kerala Power Limited.

Shri J P Chalasani, 49, is an engineering graduate and has about 26 years experience in responsible positions with National Thermal Power Corporation Limited and Reliance Power Limited. He was appointed on the board of the company on January 18, 2003. He is also on the boards of Hirma Power Limited, Reliance Energy Trading Limited, BSES Rajdhani Power Limited, Utility Powertech Limited, Jayamkondam Power Limited and Matrix Innovation Limited.

Shri Lalit Jalan, 50, was appointed to the board as whole-time director on April 25, 2007. Shri Jalan was the Executive Director of Reliance Energy prior to his elevation to the position of whole-time director of the Company on April 25, 2007. He is the Chairman of BSES Rajdhani Power Limited and BSES Yamuna Power Limited. He is also on the board of Reliance Energy Transmission Limited and Jaybee Mercantiles Limited. He is a member of audit committee of BSES Yamuna Power Limited. He holds 23 shares of the company.

He was responsible for the entire distribution business of the company and its affiliates in Mumbai and Delhi covering 6 million customers. He successfully spearheaded the transformation from erstwhile BSES to Reliance in Mumbai.

Shri Lalit Jalan did his MBA in Finance from the prestigious Wharton School, University of Pennsylvania and MS in Computer Science from Moore School, University of Pennsylvania. He did his B Tech from the Indian Institute of Technology, Kanpur. He graduated throughout in top 2 percentage of his class. He was the winner of Directors Honours and Deans List at Wharton.

He has been awarded the Distinguished Alumni Award from IIT, Kanpur. He was also chosen as one of the 15 achievers from the IIT system. These 15 achievers were showcased as IIT Spirit during the opening ceremony of 50th anniversary celebration (PAN IIT 50) organized at Silicon Valley, California in January 2003.

He joined Reliance Industries Limited as Chief Executive Officer, Polypropylene Business in 1995. He was the youngest CEO at Reliance. He then became Head of the E-business initiative for the group, before taking up the current assignment.

Dr Leena Srivastava, 46, is the Executive Director, The Energy and Resources Institute (TERI), an independent not-for-profit research institution working in the areas of energy, environment and sustainable development. Dr Srivastava is holding additional charge as Dean, Faculty of Policy and Planning, TERI University since June 2000. The School has introduced a masters programme in Public Policy and Sustainable Development and an MBA (Infrastructure) during this time.

She has a PhD. in energy economics from the Indian Institute of Science in Bangalore, India. She has a number of publications to her credit and is on the Editorial Boards of various international journals dealing with energy and environment issues. Dr. Srivastava is a member of the expert committee to formulate an integrated energy policy set up by the Planning Commission, Government of India and also of the Steering Committee on North Eastern Region for the 11th Five Year Plan. She also serves on the research advisory committee of IGES (the Institute for Global Environmental Strategies, Japan), the International advisory board of the Wuppertal Institute for Climate, Environment and Energy, Germany and the scientific committee of the international human dimensions Programmer on Global Environmental Change (IHDP). She is a member of the audit, nomination/remuneration committee and shareholders/investors' grievances committee of the Company.

Shri S L Rao, 71, is currently chairman, board of governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues. He is an economist by training and a professional manager with 29 years of experience in large companies including in top management positions in marketing and general management and a further 6 years in management consultancy. He taught marketing in the most reputed management schools in India as visiting faculty. He was a Visiting Fellow at the Indian Ocean Centre, Australia (1996-98). In 1990, he was appointed director general of the National Council of Applied Economic Research (NCAER), the premier research institution in India, which during his tenure, was known the world over for its data on Indian markets, human development indicators, social infrastructure and economic forecasting. He was the first chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He gave CERC a high image for its independence, transparency and objectivity. He was formerly the president of the Madras Management Association (1983-84) and All India Management Association (1985-86), a founder and former vice president of the People's Union for Civil Liberties in Tamil Nadu (1981-84). He was founder chairman of the Forum of Indian Regulators. He has co-authored or edited several books and articles on the economy and management. His writings and active participation contributed to the formation of the Indian ocean region as a zone for economic cooperation. He was awarded the Ravi J Mathai Fellowship Award by the Association of Indian Management Schools in 2001. He is a director of Rain Calcining Limited, Honeywell Automation India Limited, Kanoria Chemicals & Industries Limited, Reliance Natural Resources Limited and other private limited companies. He is currently Governing Member of the National Institute of Health and Family Welfare, Chairman of the Board of Governors of the Institute for Social & Economic Change, Board Member of the Madras Craft Foundation, Aga Khan Foundation of India and on the Governing Board of the Indian Institute of Management, Lucknow and Trustee of Bangalore International Centre. He is a member of the audit committee of the company and Rain Calcining Limited, chairman of the audit committee of Honeywell Automation India Limited, chairman of audit and Shareholders/Investors' Grievances Committee of Reliance Natural Resources Limited . He has written 13 books, the latest being "From Servants to Masters? The Evolution of Professional Management in India" (2007) and hundreds of papers and articles.

Gen V P Malik, 67, was chief of the army staff of the Indian army and currently the chairman, Chief of Staff Committee of India. As chief of the army staff, Gen. Malik had dual responsibility of being an "advisor" to the Government as well as commander of over one million strong Indian army and managed all its functions to fulfil its national role and assigned missions. In India, every aspect of the management of the army-strategic and planning, equipment profile, human resource development, discipline, welfare etc. is shouldered by the chief of the army staff. As chief, and later with additional responsibility of chairman, chief of staff committee, he oversaw intensified anti terrorist operations in Jammu and Kashmir, in the north east, and management of disputed border with China. He planned, coordinated and oversaw execution of operation Vijay to successfully defeat Pakistan's attempted intrusion in Kargil sector in 1999.

Gen. Malik was awarded the Ati Vishishta Seva Medal in 1986, and Param Vishishta Seva Medal, the highest national award for distinguished services in India in 1996. He was given excellence in leadership award by Atur Foundation, Pune, Distinguished Fellowship of the Institute of Directors, New Delhi in 1999, and 'Pride of the Nation' award by the Doon Citizens' Council in July 2000.

Since retirement (September 30, 2000), he keeps himself engaged in spreading awareness and sharing his views on India's national security challenges and international relations. He is a former member of the National Security Advisory Board and currently, an honorary advisor to the Centre for Policy Research, New Delhi and president of the ORF Institute of Security Studies.

He is on the board of Hero Honda Motors Limited, BSES Rajdhani Power Limited and BSES Yamuna Power Limited. He is a member of the audit committee of the company. He is also the member of the audit committee of Hero Honda Motors Ltd, BSES Rajdhani Power Limited and BSES Yamuna Power Limited.

Shri V R Galkar, 63, BCom, LLB, FCA, is representative of Life Insurance Corporation of India. He was appointed on the board of Reliance Energy Limited on June 9, 2003. He has vast experience in the field of accounts and finance. He is also a director on the board of IDBI Trusteeship Services Limited. He is the chairman of the audit committee and shareholders / investors' grievances committee of the company and chairman of audit committee of IDBI Trusteeship Services Limited.

G. Insurance coverage

The company has obtained directors' liability insurance coverage in respect of any legal action that might be initiated against directors.

2. Audit committee:

The audit committee of Reliance Energy was set up way back in May 1986. Currently, the committee consists of all the four independent directors of the company. All the directors have good knowledge of finance, accounts and company law. The chairman of the committee, a chartered accountant, was formerly the executive director (finance) of Life Insurance Corporation of India and has accounting and related financial management expertise. The committee held five meetings during the year. The audit committee also advises the management on the areas where internal audit can be improved. The minutes of the meetings of the audit committee are placed before the board. The terms of reference of the audit committee are in accordance with all the items listed in clause 49 (II) (D) and (E) of the listing agreement as follows:

i Overseeing of the company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible.

ii Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee

iii Approve payment for any other services by statutory auditors

iv Reviewing with management the annual financial statements before submission to the board, focusing primarily on;

  a. Matters required to be included in the director's responsibility statement included in the report of the board of directors
  b. Any changes in accounting policies and practices
  c. Major accounting entries based on exercise of judgment by management
  d. Qualifications in draft statutory audit report.
  e. Significant adjustments arising out of audit.
  f. Compliance with listing and other legal requirements concerning financial statements
  g. Any related party transactions

v Reviewing with the management the quarterly financial statements before submission to the board for approval.

vi Reviewing with the management, external and internal auditors, the adequacy of internal control systems.

vii Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

viii Discussion with internal auditors any significant findings and follow up thereon.

ix Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

x Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern.

xi To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors.

xii To review the functioning of the Whistle Blower mechanism, in case the same is existing.

xiii Carrying out any other function as is mentioned in the terms of reference of the audit committee.

xiv Review the following information:

- a Management discussion and analysis of financial condition and results of operations;
- b Internal audit reports relating to internal control weaknesses;
- c Management letters / letters of internal control weaknesses issued by statutory / internal auditors;
- d Statement of significant related party transactions; and
- e The appointment, removal and terms of remuneration of the Chief internal auditor shall be subject to review by the Audit Committee.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference.
ii. to seek any information from any employee.
iii. to obtain outside legal and professional advice.
iv. to secure attendance of outsiders with relevant expertise, if it considers it necessary.

Table 4 - Attendance at the meetings of the audit committee held during 2006-2007

Members	Meetings held during the tenure of directors	Meetings attended
Shri V R Galkar, Chairman	5	5
Shri S L Rao	5	5
Gen V P Malik	5	5
Dr Leena Srivastava	5	4

Overall attendance: 95 per cent

The audit committee held its meetings on April 18, 2006, July 18, 2006, August 30, 2006, October 18, 2006 and January 17, 2007 and the maximum gap between any two meetings was 96 days.

The company secretary Shri Ramesh Shenoy acts as the secretary to the committee.

3. Nomination/remuneration committee

The remuneration committee of the board is constituted to formulate and recommend to the board from time to time, a compensation structure for whole-time members of the board. Gen V P Malik is the chairman of the committee and the other members are Dr. Leena Srivastava and Shri S L Rao. Though the package of remuneration does not include pension plans, the perquisites of whole-time directors include superannuation benefit under which these directors are entitled to an annuity from LIC on their retirement. It is proposed to introduce a stock option scheme for the directors of the Company in accordance with the SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 as approved by the members through a postal ballot on January 8, 2007. Pending the implementation of the scheme, the committee did not hold any meeting during the year.

Table 5 - Remuneration paid to directors (excluding contribution to gratuity fund and provision for leave encashment on retirement) during 2006-07

(Rs. in lakh)

Sr. No.	Name	Position	Sitting Fees Rs.	Salary and Perquisites Rs.	Commission Rs.	Total Rs.
1	Shri Anil D Ambani	Chairman	Nil	46.67	187.61	234.28
2	Shri Satish Seth	Vice Chairman	Nil	44.02	75.04	119.06
3	Shri S C Gupta	Director (Operations)	Nil	58.76	Nil	58.76
4	Shri J P Chalasani	Director (Business Development)	Nil	48.96	Nil	48.96
5	Gen V P Malik	Director	2.40	Nil	3.75	6.15
6	Shri S L Rao	Director	2.20	Nil	3.75	5.95
7	Dr Leena Srivastava	Director	2.80	Nil	4.11	6.91
8	Shri V R Galkar	Director	3.00	Nil	3.39	6.39
	Total		10.40	198.41	277.65	486.46

1. Shri V R Galkar represents Life Insurance Corporation of India and hence, commission of Rs. 3,39,286 was paid over to Life Insurance Corporation of India.
2. Excludes commission amounting Rs. 3.30 crore accrued for the year and not paid.

Notes:

a. The salary and perquisites include all fixed elements of remuneration i.e. salary and other allowances and benefits.
b. The company did not pay bonus and any incentives to the executive directors.
c. The company has not entered in to any other pecuniary relationship or transactions with the non-executive directors. The compensation paid to non-executive directors including independent directors is approved by the shareholders in the general meetings.
d. The company has so far not issued any stock options to its directors.

Table 6 - Details of service contract

Names	Date of initial appointment	Current tenure	From	To
Shri S C Gupta	January 18, 2003	5 Years	January 18, 2003	January 17, 2008
Shri J P Chalasani	January 18, 2003	5 Years	January 18, 2003	January 17, 2008

For any termination of service contract, the company or the executive director is required to give a notice of 3 months or pay three months' salary in lieu thereof to the other party.

Equity shares held by directors

Except Shri Anil D Ambani who held 1,39,437 equity shares and Shri S L Rao who held 7 equity shares as at March 31, 2007, no other director of the company held any equity shares of the Company.

Directors' remuneration policy

The nomination/remuneration committee determines and recommends to the board, the compensation of the directors. The key components of the company's remuneration policy are :

- compensation will be a major driver of performance.
- compensation will be competitive and benchmarked with a select group of companies from the utility sector.
- compensation will be transparent, fair and simple to administer.
- compensation will be fully legal and tax complaint.

Criteria for making payments to non-executive directors

The non-executive directors are paid commission based on the number of board membership / committee membership/chairmanship held by them. They are awarded pre-determined points for every board membership / committee membership / chairmanship held by them and the commission amount is apportioned on the basis of the points received by each director.

4. Shareholders/investors' grievances committee

The board of directors of the company constituted the shareholders/investors' grievances committee in the year 1995. Currently, the committee comprises Shri V R Galkar as chairman and Shri S C Gupta and Dr Leena Srivastava as members. The company has appointed Karvy Computershare Private Limited to act as Registrar and Share Transfer Agent of the company. The committee also monitors redressal of investors' grievances. Particulars of investors grievances received and redressed are furnished in the investor information section of this report.

The composition of the committee and the number of meetings held during the year are furnished hereunder.

Shri Ramesh Shenoy, Company Secretary, is the compliance officer.

Table 7 - Attendance of members at the meeting of the shareholders/investors' grievances committee held during 2006-07

Members	Meetings held during the tenure of Directors	Meetings attended
Shri V R Galkar (Chairman)	5	5
Dr Leena Srivastava	5	4
Shri S C Gupta	5	5

Overall attendance : 93 per cent

The shareholders/investors' grievances committee held its meetings on April 18, 2006, June 7, 2006, July 18, 2006, October 18, 2006 and January 18, 2007.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review was 272. There were no complaints pending as on March 31, 2007. The details of period taken on transfer of shares and nature of complaints are furnished in the investor information section of this annual report.

5. Environment & safety committee

The environment, health and safety committee of the board is constituted, to monitor compliance as to environment, health and safety issues affecting the company as also to promote environment protection. Currently, the committee comprises Dr. Leena Srivastava (Chairperson), Gen V P Malik, Shri S L Rao and Shri S C Gupta.

The composition of the committee and the number of meetings held during the year are furnished hereunder:

Table 8 - Attendance at the meeting of the environment, health & safety committee held during 2006-2007

Members	Meetings held during the tenure of directors	Meetings attended
Dr Leena Srivastava	2	2
Gen V P Malik	2	2
Shri S L Rao	2	2
Shri S C Gupta	2	2

Overall attendance : 100 per cent

The environment, health & safety committee held its meetings on August 30, 2006 and March 22, 2007.

6. **General Body Meetings: The company held its last three annual general meetings as under :**

Year	Date and time	Venue	Special resolutions passed
2005-2006	June 7, 2006 at 11.00 a.m.	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056	None
2004-2005	June 8, 2005 at 11.00 a.m.	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056	None
2003-2004	June 9, 2004 at 11.00 a.m.	Reliance Energy Auditorium, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055	1. Alteration in Articles of Association consequent to increase in Authorised Capital. 2. Alteration in Articles of Association for buy-back of shares 3. Issue of Preference shares

During the year, the company held an extraordinary general meeting on April 26, 2006 for passing a special resolution for reduction of share capital consequent to amalgamation of Reliance Energy Ventures Limited with the company.

7. **Postal Ballot**

During the year, special resolutions were passed on January 8, 2007 through postal ballot which related to (i) issue of securities under employees stock option scheme, (ii) issue of securities under employees stock option scheme to employees of holding and subsidiary companies, (iii) payment of commission to non-executive directors, and (iv) alteration of articles of association. Shri Anil Lohia, chartered accountant, was appointed as the scrutinizer for overseeing the Postal Ballot process. The above special resolutions have been passed with the requisite majority as per the following details.

Table 9 - Postal ballot results

Sr. No.	Particulars of special resolutions	Percentage of votes cast in favour of resolution
1.	Issue of securities under employees stock option scheme	98.39
2.	Issue of securities under employees stock option scheme to employees of holding and subsidiary companies	98.37
3.	Payment of commission to non-executive directors	99.89
4.	Alteration of articles of association	99.94

The company has complied with the procedures for the postal ballot in terms of the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 and amendments thereto. The board does not recommend any special resolution for approval of the members at the ensuing 78th annual general meeting.

8.1 **Disclosures**

i The company has entered into related party transactions as set out in the notes to accounts, which are not likely to have a conflict with the interest of the company.

ii No penalty or stricture has been imposed on the company by the stock exchanges or SEBI or any other statutory authority, on any matter related to the capital markets, during the last 3 years.

8.2 **Means of communication**

Information like quarterly financial results and media releases on significant developments in the company as also presentations that have been made from time to time to the media, institutional investors and analysts are hosted on the company's web site and has also been submitted to the stock exchanges on which the company's equity shares are listed, to enable them to put them on their own web sites. The quarterly financial results are published in Free Press Journal and Navshakti.

EDIFAR

As per the requirements of clause 51 of the listing agreement with the stock exchanges, all the data relating to quarterly financial results, shareholding pattern, etc. are being electronically filed on the electronic data information filing and retrieval (EDIFAR) website of SEBI (www.sebiedifar.nic.in) within the timeframe prescribed in this regard.

9. **Compliance with other mandatory requirements**

9.1 **Management discussion and analysis**

A management discussion and analysis report forms part of the annual report and includes discussions on various matters specified under clause 49(IV)(F) of the listing agreement.

9.2 **Financial performance of the company**

The company being a utility in the business of generation and distribution of electricity, its earnings are regulated by the regulatory authorities. The financial performance of the company is subject to regulatory approvals and clearances and the company is therefore unable to make any earnings projections or guidance with any reasonable degree of accuracy.

9.3 Subsidiaries

The company does not have any material non-listed Indian subsidiary company and hence, it is not required to have an independent director of the company on the board of such subsidiary company. The meetings of the board of directors of subsidiary companies are placed before the board of directors of the company and the attention of the directors is drawn to significant transactions and arrangements entered into by the subsidiary companies.

9.4 Disclosures

9.4.1 Related party transactions

The details of all significant transactions with related parties are periodically placed before the audit committee.

9.4.2 Disclosure of accounting treatment

In the preparation of financial statements, the company has followed the accounting standards issued by the Institute of Chartered Accountants of India to the extent applicable.

9.4.3 Disclosures on risk management

The company has laid down procedures to inform the members of the board about the risk assessment and minimisation procedures. A risk management committee consisting of senior executives of the company periodically reviews these procedures to ensure that executive management controls risk through means of a properly defined framework. A senior independent director is associated with the committee. The company has framed the risk assessment and minimisation procedure which is periodically reviewed by the board.

9.4.4 Proceeds from the preferential issue of warrants

The details of utilisation of proceeds raised through issue of equity shares/warrants are disclosed to the audit committee. The company has not utilised these funds for purposes other than those stated in the notice convening the general meeting.

9.4.5 Code of conduct

The company adopted the code of conduct and ethics for directors and senior management. The code had been circulated to all the members of the board and senior management and the same had been put on the company's website www.rel.co.in. The board members and senior management have affirmed their compliance with the code and a declaration signed by the chairman and managing director is given below :

It is hereby declared that the company has obtained from all members of the board and senior management affirmation that they have complied with the code of conduct for directors and senior management of the company for the year 2006-07.

Sd/-

Anil D Ambani

Chairman & Managing Director

9.4.6 CEO/CFO certification

A certificate from the chairman and managing director and the finance head on the financial statements of the company was placed before the board.

9.4.7 Review of directors' responsibility statement

The board in its report have confirmed that the annual accounts for the year ended March 31, 2007 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

10. Compliance with non-mandatory requirements

10.1 Tenure of independent directors on the board

The tenure of independent directors on the board of the company shall not exceed, in the aggregate, a period of nine years.

10.2 Remuneration committee

The board has set up a remuneration committee details whereof are furnished at Sr. No. 3 of this report.

10.3 Shareholder rights

The quarterly financial results including summary of significant events of relevant period of six months are published in newspapers and hosted on the website of the company.

10.4 Audit qualifications

Strategic decisions were taken during the year resulting in unqualified financial statements of the company.

10.5 Training of board members

A programme has been devised to train board members in the business model of the company, risk profile of the business parameters and their responsibilities as directors.

10.6 Whistle blower policy

The company has formulated a policy to prohibit managerial personnel from taking adverse personnel action against employees disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry in to whistleblower complaint received by the company.

Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the audit committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the company has been denied access to the grievance redressal mechanism of the company.

11. General shareholder information

The mandatory as also various additional information of interest to investors is voluntarily furnished in a separate section on investor information elsewhere in this report.

Auditor's certificate on corporate governance

The Auditors certificate on compliance of clause 49 of the listing agreement relating to corporate governance is published as an annexure to the Directors' Report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Energy, as evolved over the years, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Annual General Meeting

The seventy-eighth annual general meeting will be held on Tuesday, the July 10, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Marine Lines, Mumbai 400 020.

Financial year of the company

The financial year of the company is from April 1 to March 31, each year

Website: The website of the company www.rel.co.in contains a sub-menu on Investor Relations. It carries comprehensive information of interest to our investors including on the results of the company, dividends declared by the company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities of the company and the services rendered / facilities extended by the company to our investors.

Dedicated email id for investors: For the convenience of our investors, the company has designated an exclusive email id for investors i.e. rel.investor@relianceada.com.

Compliance Officer: Shri Ramesh Shenoy, Company Secretary is the Compliance Officer of the Company.

Registrar and Share Transfer Agents

Karvy Computershare Private Limited
Unit: Reliance Energy Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081
Telephone No: 040 2342 0815-0825
Facsimile No: 040 2342 0859
e-mail: relenergy@karvy.com

Shareholders/investors are requested to forward share transfer documents, dematerialisation requests and other related correspondence directly to Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcements

The Board of Directors of the company have recommended a dividend of Rs. 5.30 (53%) per equity share of the company for the financial year ended March 31, 2007, subject to the approval by shareholders at the annual general meeting (AGM). [Dividend paid in the previous year was Rs. 5.00 (50%) per equity share]. The dividend, if approved, will be paid on or after July 10, 2007.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the dividend, if any, for the year ended March 31, 2007, the Register of Members and Share Transfer Books of the company will remain closed from Saturday, June 30, 2007 to Tuesday, July 10, 2007 (both days inclusive) as well as for the purpose of AGM.

Dividend remittance

Dividend on equity shares as recommended by the directors for the year ended March 31, 2007, when declared at the meeting, will be paid:

i. to those members whose names appear on the register of members of the company, after giving effect to all valid share transfers in physical form lodged with the company on or before June 29, 2007, and

ii. in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business hours on June 29, 2007.

Unclaimed Dividends

i. **Transfer to the Central Government**

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1993-94 have been transferred to the General Revenue Account of the Central Government. Since 1994-95, the unclaimed dividends of subsequent years which remained unclaimed for more than 7 years have been transferred to the Investor Education and Protection Fund. The shareholders who have not encashed their dividend warrants relating to financial year(s) up to 1993-94 are requested to claim the amounts from the Registrar of Companies, Maharashtra, CGO Complex, 2nd Floor, "A" Wing, CBD - Belapur, Navi Mumbai 400 614 Telephone: (022) 2757 6802 in the prescribed form which will be furnished by the company on request.

ii. **Transfer to the Investor Education and Protection Fund**

The dividends for the year 1994-95 to 1998-99 remaining unclaimed for 7 years from the date of declaration have been transferred to the Investor Education and Protection Fund established by the Government of India pursuant to Section 205C of the Companies Act, 1956. Consequently, no claim shall lie against the said Fund or the company in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date they first become due for payment.

iii **Dividends to be transferred to the Investor Education and Protection Fund**

The dividend for the following years remaining unclaimed for 7 years from the date of declaration are required to be transferred by the company to investor education and protection fund and the various dates for transfer of such amounts are as under: -

Financial year	Dividend no.	Date of declaration	Due for transfer on
1999-2000	112th	March 29, 2000	May 16, 2007
2000-01	113th	August 30, 2001	October 5, 2008
2001-02	114th	September 21, 2002	October 27, 2009
2002-03	115th	June 9, 2003	July 15, 2010
2003-04(Q1)	116th	July 28, 2003	September 3, 2010
2003-04(Q2)	117th	October 15, 2003	November 20, 2010
2003-04(Q3)	118th	January 21, 2004	February 27, 2011
2003-04(final)	119th	June 9, 2004	July 15, 2011
2004-05 (Q1)	120th	July 21, 2004	August 27, 2011
2004-05 (Q2)	121st	October 20, 2004	November 26, 2011
2004-05 (Q3)	122nd	January 19, 2005	February 25, 2012
2004-05 (final)	123rd	June 8, 2005	July 15, 2012
2005-06 (Q1)	124th	July 19, 2005	August 25, 2012
2005-06 (final)	125th	June 7, 2006	July 13, 2013

Members who have so far not encashed their dividend warrants or have not received the dividend warrants are requested to seek issuance of duplicate warrants. The company during the year 2006-07 has also individually intimated the concerned members of non-encashment of their dividend warrants. Such members may write to Karvy Computershare Private Limited, the R&T of the company, for payment of unclaimed dividend amounts.

Direct deposit of dividend (electronic clearing service)

Members desirous of receiving dividend by direct electronic deposit to their bank accounts may authorise the company with their mandate. For details, kindly write to the Registrar and Share Transfer Agents at the address mentioned above or members may visit the Investor Relations Section at our website www.rel.co.in.

Bank details for physical shareholdings

In order to provide protection against fraudulent encashment of dividend warrants, members are requested to provide, if not provided earlier, their bank account numbers, bank account type, names and addresses of bank branches, quoting folio numbers, to the registrar and share transfer agents of the company to enable them to incorporate the same on their dividend warrants. This is a mandatory requirement in terms of Securities and Exchange Board of India (SEBI) circular No. No.D&CC/FITTC/CIR-04/2001 dated November 13, 2001.

Bank details for electronic shareholdings

While opening Accounts with depository participants (DPs), members may have given their bank accounts details, which will be used by the company for printing on dividend warrants for remittance of dividend. SEBI by its circular No. DCC/FITTCIR-3/2001 dated October 15, 2001 has advised that all companies should mandatorily use electronic clearing service (ECS) facility, wherever available. SEBI has also, vide its circular dated November 13, 2001 referred to above, advised companies to mandatorily print the bank account details furnished by the depositories, on the dividend warrants. This ensures that the dividend warrants, even if lost or stolen, cannot be used for any purpose other than for depositing the monies in the account specified on the dividend warrants and ensures safety for the investors. However, members who wish to receive dividend in an account other than the one specified while opening the depository account, may notify their DPs about any change in bank account details. Members are requested to furnish complete details of their bank accounts including MICR codes of their banks to their DPs.

Nomination facility

Individual shareholders of physical shares can nominate any person for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and share transfer agent of the company or visit the investor relations section at our website www.rel.co.in.

Share transfer system

Shareholders / investors are requested to send share transfer related documents directly to our Registrar and Transfer Agents whose address is given at the beginning of this section. A committee of executives of the company is authorised to approve transfer of shares. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, the company has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. This scheme is available to shareholders of Reliance Energy, who hold shares in odd lots. The shareholders who wish to avail of the above facility can collect the forms from the registered office of the company or can write to the RTA of the company or download them from the investor relations section of the company's web site www.rel.co.in. The scheme is extended upto March 31, 2008.

Shareholding pattern

Category			As on 31.03.2007		As on 31.03.2006	
			No. of shares	Percentage	No. of shares	Percentage
A	**Holdings of the Promoter Group**					
	AAA Project Ventures Private Limited		6,39,66,604	27.99	1,04,16,000	4.91
	Reliance Innoventures Private Ltd.		8,64,675	0.38	-	-
	Hansdhwani Trading Company Pvt Ltd		3	0.00	-	-
	Reliance Energy Ventures Ltd.		-	-	9,09,24,724	42.82
	Reliance Capital Limited		1,32,32,086	5.79	1,19,95,139	5.65
	Promoter director and his relatives		6,63,378	0.29	-	-
	Sub-total		**7,87,26,746**	**34.45**	11,33,35,863	53.38
B	**Non-promoters holdings**					
	1.	**Institutional investors**				
	a.	Mutual Funds and Unit Trust of India	1,50,23,681	6.57	57,93,553	2.73
	b.	Banks, Financial Institutions, Insurance Companies, Governments	5,08,53,444	22.25	3,96,27,245	18.66
	c.	Foreign Institutional Investors	4,63,91,612	20.30	3,43,14,437	16.16
		Sub-total	**11,22,68,737**	**49.12**	7,97,35,235	37.55
	2.	**Others**				
	a.	Private Corporate Bodies	40,74,657	1.78	15,47,613	0.73
	b.	Indian Public/Others	2,67,27,852	11.70	1,25,96,802	5.94
	c.	Non Resident Indians/Overseas Corporate Bodies	13,67,647	0.60	4,32,132	0.20
	d.	The Bank of New York (for GDRs)	53,64,669	2.35	46,72,605	2.20
		Sub-total	**3,75,34,825**	**16.42**	1,92,49,153	9.07
Grand total			**22,85,30,308**	**100.00**	21,23,20,251	100.00

Notes:

1. The percentage of shareholdings of existing shareholders declined on account of dilution of the equity capital as a result of (i) allotment of 9,17,34,781 shares to the shareholders of erstwhile Reliance Energy Ventures Limited (REVL) on account of merger of REVL with Reliance Energy Limited effective July 17, 2006 and cancellation of 9,09,24,724 shares of the company held by REVL as investments, and (ii) allotment of 1,54,00,000 shares to AAA Project Ventures Private Limited on conversion of warrants on January 30, 2007.

2. The company has issued Foreign Currency Convertible Bonds amounting to US$ 178.058 million. The holders thereof have an option to convert the bonds into equity shares of Rs. 10 each at a premium of Rs. 996.92 i.e. Rs. 1,006.92 per equity share, on or before February 24, 2009. In the event of conversion of all such bonds, the paid-up equity share capital of the company will increase by 79,99,984 equity shares.

Group coming within the definition of group as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969).

The following persons constitute the Group coming within the definition of "group" as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), "which exercises, or is established to be in a position to exercise, control, directly or indirectly, over the company" ([section 2(ef)].

Shri Anil Dhirubhai Ambani
Smt Tina A Ambani
Smt Kokila D Ambani
Master Jai Anmol Ambani
Master Jai Anshul Ambani
Reliance Innoventures Private Limited
AAA Enterprises Private Limited
AAA Communication Private Limited
AAA Project Ventures Private Limited
AAA Power Systems (Global) Private Limited
Anadha Enterprise Private Limited
Bhavan Mercantile Private Limited
Reliance General Insurance Company Limited
Hansdhwani Trading Company Private Limited
Reliance Capital Limited

Reliance Limited
Reliance India Private Limited
Dhirubhai Ambani Enterprises Private Limited
K.D. Ambani Trust
AAA Industries Private Limited
Reliance Enterprises and Ventures Private Limited
AAA Global Ventures Private Limited
Ambani Industries Private Limited
AAA International Capital Private Limited
Ambani International Private Limited
AAA Business Machines Private Limited
Reliance Big Private Limited
ADA Enterprises and Ventures Private Limited
ADAE Global Private Limited
Ikosel Investments Limited
Ashban Company Limited
Duns Holdings Limited
Lagerwood Investments Limited
Reliance Land Private Limited
Reliance Net Limited
Reliance Communications Limited
Reliance Natural Resources Limited
Adlabs Films Limited
Reliance Energy Generation Limited
Reliance Telecom Infrastructure Limited
Reliance Communications Infrastructure Limited
Reliance Telecom Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Top 10 shareholders

Shareholders holding more than one per cent of the equity share capital as on March 31, 2007

Sr. No.	Names of shareholder(s)	No. of shares	% to total capital
1.	AAA Project Ventures Private Limited	6,39,66,604	27.99
2.	Life Insurance Corporation of India	3,16,84,083	13.86
3.	Reliance Capital Limited	1,32,32,086	5.79
4.	Platinum Asset Management Limited A/C Platinum International Fund	55,07,786	2.41
5.	The New India Assurance Company Limited	54,48,113	2.38
6.	General Insurance Corporation Of India	36,30,482	1.59
7.	JP Morgan Asset Management (Europe) S.A.R.L.A/C Flagship Indian Investment Company (Mauritius) Limited	35,10,000	1.54
8.	The Oriental Insurance Company Limited	34,92,475	1.53
9.	Aranda Investments (Mauritius) Pte Limited	34,00,000	1.49
10.	National Insurance Company Limited	24,88,728	1.09

Distribution of shareholding

	Number of shareholders as on 31.03.2007		Total shares as on 31.03.2007		Number of shareholders as on 31.03.2006		Total shares as on 31.03.2006	
Number of shares	Number	%	Number	%	Number	%	Number	%
Upto 500	15,71,396	99.66	2,17,13,875	9.50	1,05,509	97.00	87,93,424	4.14
500 to 5,000	4,822	0.30	57,13,360	2.50	2,975	2.72	36,70,843	1.73
5,001 to 1,00,000	412	0.03	91,86,323	4.02	100	0.10	56,66,855	2.67
1,00,000 and above	128	0.01	19,19,16,750	83.98	198	0.18	19,41,89,129	91.46
Total	**15,76,758**	**100.00**	**22,85,30,308**	**100.00**	1,08,782	100.00	21,23,20,251	100.00

Investors' grievances attended

Received from	Received during 2006-2007	Received during 2005-2006	Redressed during April to March 2006-2007	Redressed during April to March 2005-2006	Pending as on 31.3.2007	Pending as on 31.3.2006
Securities and Exchange Board of India	30	15	30	15	0	0
Stock Exchanges	30	5	30	5	0	0
NSDL/CDSL	1	-	1	-	-	-
Direct from investors	211	3	211	3	0	0
Total	**272**	23	**272**	23	**0**	0

Analysis of grievances

	Numbers		Percentage	
	2006-2007	**2005-2006**	**2006-2007**	**2005 2006**
Non-receipt of dividends				
*Non-receipt of dividend warrants	151	5	56	22
*Non-receipt of dividend through electronic clearing scheme	-	4	-	17
Non-receipt of share certificates	65	12	24	52
Non-credit of shares	36	-	13	-
Others	20	2	7	9
Total	**272**	**23**	**100**	**100**

Notes :

1. Investors queries / grievances are normally attended within a period of 3 days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned.
2. The shareholder base has gone up from 1,08,782 as of March 31, 2006 to 15,76,758 as of March 31, 2007. The queries and grievances received during 2006-07 correspond to 0.017 per cent of the number of members.

Legal Proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

Dematerialisation of Shares

The company was among the first few companies to admit its shares to the depository system of National Securities Depository Limited (NSDL) for dematerialization of shares. The International Securities Identification Number (ISIN) allotted to the company is INE036A01016. The company was the first to admit its shares and go 'live' on to the depository system of Central Depository Services (India) Limited (CDSL) for dematerialization of shares. The equity shares of the company are compulsorily traded in dematerialised form as mandated by Securities and Exchange Board of India (SEBI).

Status of dematerialisation of shares as of 31.03.2007 :

Electronic holdings			Physical holdings			Total		
No. of Beneficial Owners	**No. of Shares**	**Percentage**	**No. of Folios**	**No. of Shares**	**Percentage**	**No. of Share holders**	**No. of Shares**	**Percentage**
6,87,870	22,05,59,211	96.51	8,88,888	79,71,097	3.49	15,76,758	22,85,30,308	100

Equity history

Details of issue of equity shares in the last two decades

Dates	Particulars of issue / forfeiture	No. of shares	Total No. of shares
1.4.1986	Outstanding equity shares	-	5,85,176
3.10.1989	Sub-division of equity shares of Rs. 100 each into equity shares of Rs. 10 each	-	58,51,760
1.4.1990	Issue of bonus shares in the ratio of 1:1	+58,51,760	1,17,03,520
21.6.1992	Issue of equity shares on conversion of 12.5% fully convertible debentures (FCDs)	+4,60,00,000	5,77,03,520
1.3.1995	Issue of equity shares on conversion of 15% FCDs	+5,40,15,945	11,17,19,465
8.4.1995	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+ 1,716	11,17,21,181
15.11.1995	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+ 1,600	11,17,22,781
7.3.1996	Issue of equity shares underlying the global depositary receipts	+2,60,41,650	13,77,64,431
1.10.1996	Forfeiture of equity shares (converted from 12.5% FCDs)	- 7,490	13,77,56,941
10.1.1997	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+ 3,945	13,77,60,886
2.6.1997	Annulment of forfeiture	+ 100	13,77,60,986
7.3.1998	Forfeiture of equity shares (converted from 15% FCDs)	- 36,470	13,77,24,516

Dates	Particulars of issue / forfeiture	No. of shares	Total No. of shares
29.01.1999	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+ 300	13,77,24,816
29.01.1999	Annulment of forfeiture	+ 850	13,77,25,666
28.07.2003	Allotment of equity shares on conversion of FCCBs	+ 49,336	13,77,75,002
07.10.2003	Allotment of equity shares on conversion of FCCBs	+ 49,336	13,78,24,338
07.11.2003	Allotment of equity shares on conversion of FCCBs	+1,50,00,399	15,28,24,677
24.02.2004	Allotment of equity shares on conversion of FCCBs	+51,00,036	15,79,24,713
23.03.2003	Allotment of shares under preferential issue	+1,35,80,000	17,15,04,713
24.03.2003	Allotment of shares under preferential issue	+ 36,50,000	17,51,54,713
02.04.2004	Allotment of shares under preferential issue	+ 91,95,622	18,43,50,335
30.04.2004	Allotment of equity shares on conversion of FCCBs	+9,99,009	18,53,49,344
29.07.2004	Allotment of equity shares on conversion of FCCBs	+1,97,346	18,55,46,690
13.12.2004	Annulment and re-issue of forfeited shares	+25,909	18,55,72,599
13.12.2004	Allotment of equity shares from 15% FCDs which was kept under abeyance *	+200	18,55,72,799
02.05.2005	Allotment of equity shares against conversion of warrants	+ 97,50,000	19,53,22,799
21.07.2005	Allotment of shares under preferential issue	+ 41,84,000	19,95,06,799
05.08.2005	Allotment of equity shares against conversion of warrants	+ 1,11,228	19,96,18,027
19.08.2005	Allotment of equity shares on conversion of FCCBs	+ 22,86,224	20,19,04,251
31.03.2006	Allotment of equity shares on conversion of warrants	+ 1,04,16,000	21,23,20,251
07.08.2006	Allotment of shares to shareholders of Reliance Energy Ventures Limited (REVL) pursuant to the scheme of amalgamation between REL and REVL (Note 1)	+9,17,34,781	30,40,55,032
07.08.2006	Shares held by REVL in the company extinguished pursuant to the scheme of amalgamation between REL and REVL	-9,09,24,724	21,31,30,308
30.01.2007	Allotment of shares on conversion of warrants	+ 1,54,00,000	22,85,30,308

Notes:

1. Reliance Energy Ventures Limited (REVL) holding 9,09,24,724 equity shares, demerged from Reliance Industries Limited was merged with the company on July 17, 2006. In lieu of these shareholdings, the shareholders of REVL were allotted shares of the company in the ratio of 7.5 shares for every 100 shares held as per the scheme of amalgamation which resulted in allotment of additional 8,10,057 shares to these shareholders.

*2. Allotment of these shares was kept in abeyance to meet contingencies arising out of shares held by notified persons, pending court cases, etc. and the allotments were made upon orders passed by courts/ with the approval of Stock Exchanges.

Stock Exchange listings

The company is an actively traded scrip on the bourses and is included in 'A' group of scrips on the Bombay Stock Exchange Limited.

A. Stock Exchanges on which the shares are listed

1. National Stock Exchange of India Limited (NSE)
   Exchange Plaza, Bandra-Kurla Complex
   Bandra (East), Mumbai 400 051
   Telephone : 022-2659 8235/8236/8100-8114
   Facsimile :022-2659 8237/38
   e-mail : cmlist@nse.co.in
   Website : www.nseindia.com

2. **Bombay Stock Exchange Limited (BSE)**
   1st Floor, New Trading Ring
   Rotunda Building, P J Towers
   Dalal Street, Fort, Mumbai 400 001
   Telephone : 022-2272 1233/ 34
   Facsimile : 022-2272 2037/ 2041/ 3719/ 2039/ 2061
   e-mail : corp.relations@bseindia.com
   Website : www.bseindia.com

B. Stock Exchange on which the GDRs are listed

The London Stock Exchange (LSE)
10 Paternoster Square
London EC4M 7 LS
United Kingdom
Telephone : 0044-020-7797 1000
Facsimile : 0044-020-7334 8954
e-mail : irinfo@londonstockexchange.com
Website : www.londonstockexchange.com

C. Zero per cent FCCBs are listed on

Singapore Exchange Securities Trading Limited (SGX-ST)
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804
Telephone : (65) 6236 8888
Facsimile : (65) 6236 8888
Website : www.sgx.com

The listing fees payable to BSE & NSE for 2007-08, SGX-ST for 2007 & to LSE for 2006-07 have been paid in full by the company.

D. Depositary bank for GDR holders

The Bank of New York 101, Barclays Street, 22nd Floor West New York, NY 10286 Tel.: (212) 815 8128 Facsimile: (212) 571 3050	The Bank of New York Express Towers, 13th Floor Nariman Point, Mumbai 400 021 Tel.: (022) 2202 2936 Facsimile: (022) 2204 4942

Stock Codes

	Physical	Electronic
Bombay Stock Exchange	390	500390
National Stock Exchange	REL	REL
Singapore Stock Exchange	6MM	XS0187909550
London Stock Exchange	Not Applicable	REYD
Reuters Code	RLEN.BO	RLEN.BO
International Securities Identification Number (ISIN) for the Company's shares in dematerialized form	Not Applicable	INE 036A01016

GDRs

GDRs of the company are traded on the electronic screen based quotation system, the SEAQ (Securities Exchange Automated Quotation) International, on the portal system of the NASDAQ of U.S.A. and also over the counter at London, New York and Hong Kong.

Outstanding GDRs

Outstanding GDRs as on March 31, 2007 represent 53,64,669 equity shares constituting 2.35 per cent of the paid-up equity share capital of the company. The company made an issue of US$ 17,80,58,000 Zero per cent Convertible Bonds due on March 29, 2009. Each Bondholder has a right to convert Bonds at any time after April 23, 2004 up to February 24, 2009 in to equity shares or GDRs, represented by equity shares to be issued at a pre-determined price of Rs. 1,006.92 at a pre-determined rate of US$ 1=Rs. 45.24.The GDRs to be issued upon conversion of the bonds and pursuant to deposit agreement are fungible with the existing GDRs.

An Index Scrip : Equity shares of the company are included in almost all indices i.e. BSE-30, BSE-100, BSE National, BSE-200, BSE-500, BSE-Dollar, S&P CNX Nifty Index, S&P CNX Power, ET Index, FTSE All-World Index.

Stock Price and Volume

Monthly high and low quotations as also the volume of shares traded on Mumbai and National Stock Exchanges with monthly high and low quotations of GDRs

2006-2007	Mumbai (BSE) Highest Rs.	Mumbai (BSE) Lowest Rs.	Mumbai (BSE) Volume Nos.	NSE Highest Rs.	NSE Lowest Rs.	NSE Volume Nos.	GDRs Highest US$	GDRs Lowest US$
April	652.00	580.00	57,77,087	652.50	500.00	1,26,38,178	42.57	40.00
May	636.00	458.60	33,07,960	636.30	455.00	1,00,48,486	42.02	31.91
June	505.00	362.05	53,80,075	517.00	360.00	1,49,16,341	30.52	24.63
July	482.20	407.30	20,00,311	483.00	405.00	59,51,483	31.21	27.05
August	490.00	436.10	38,39,026	498.80	415.50	88,14,908	30.92	28.27
September	495.00	438.00	68,51,778	493.90	438.25	1,60,05,237	31.67	28.70
October	501.80	450.00	60,73,917	538.80	449.50	1,24,17,072	32.80	29.95
November	556.50	473.10	69,20,829	557.00	472.60	2,00,48,269	37.01	31.96
December	568.00	478.00	43,20,006	568.25	494.00	1,32,93,908	37.39	33.94
January	544.45	495.90	37,70,823	556.15	499.00	1,10,30,674	36.38	33.98
February	582.00	471.00	47,10,620	582.90	474.00	1,36,75,645	38.43	32.50
March	500.00	448.20	37,47,608	500.00	445.00	1,04,19,826	34.11	31.01

Issue price per GDR US$ 14.40. Each GDR represents 3 equity shares. 1US$ = Rs. 43.47 as on March 31, 2007

Comparative price chart


S & P CNX Nifty
REL Share Price on NSE (Closing)
Month
S & P CNX Nifty Close
REL Share Price on NSE

Depository services

For guidance on depository services, shareholders may write to the RTA of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, Telephone : (022) 24972964-70, Facsimile: (022) 24972993/24976351, e-mail : info@nsdl.co.in, Website: www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 28th Floor, Dalal Street, Mumbai 400 023. Telephone: (022) 2272 3333 Facsimile: (022) 2272 3199/2072, web site: www.cdslindia.com e-mail: investors@cdslindia.com

Communication to members

The quarterly financial results of the company are normally announced within a month of the end of the respective quarter. The company's media releases and details of significant developments are also made available on the website. These are published in leading newspapers, in addition to hosting them on the company's website: www.rel.co.in.

Policy on insider trading

The company has formulated a code of conduct for prevention of insider trading (REL Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended on February 20, 2002. The board has appointed Shri Ramesh Shenoy, Company Secretary as the Compliance Officer under the REL code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the code of conduct under the overall supervision of the board. The REL code, inter alia, prohibits purchase and/or sale of shares of the company by an insider or by any other company, while in possession of unpublished price sensitive information in relation to the company during certain prohibited periods. The REL code is available on the company's website.

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide circular No.D&CC/ FITTC/CIR-16/2002 dated December 31, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

In compliance with this requirement, the company has submitted a certificate, duly certified by a qualified chartered accountant, to the stock exchanges where the securities of the company are listed within 30 days of the end of each quarter and the certificate is also placed before the board of directors of the company.

ISO 2000 certification: The investor service activities of the company have been certified with ISO 2000 accreditation by the Bureau Veritas Quality International.

Key Financial Reporting Dates for the Year 2007-08.

Unaudited results for the first quarter ended June 30, 2007	On or before July 31, 2007
Unaudited results for the second quarter / half year ended September 30, 2007	On or before October 31, 2007
Unaudited results for the third quarter ended December 31, 2007	On or before January 31, 2008
Audited results for the financial year 2007-08	On or before June 30, 2008

Queries relating to financial statements of the company may be addressed to :	Investors' correspondence may be addressed to the compliance officer :
Shri Madhukar Moolwaney Sr Vice-President (Accounts & Finance) Reliance Energy Limited Reliance Energy Centre Santa Cruz (East) Mumbai 400 055 Telephone: (022) 3009 9430 Facsimile: (022) 3009 9741 Madhukar.Moolwaney @relianceada.com	Shri Ramesh Shenoy Vice President & Company Secretary Reliance Energy Limited Reliance Energy Centre Santa Cruz (East) Mumbai 400 055 Telephone: (022) 3009 9311 Facsimile: (022) 3009 9763 Ramesh.Shenoy @relianceada.com

Dahanu Power Plant	Samalkot Power Plant	Goa Power Plant	Wind Farm
BSES Nagar Dahanu Road 401 602 Thane District Maharashtra	Industrial Devp. Area Pedapuram Samalkot 533 440 Andhra Pradesh	Opp. Sancoale Industrial Estate Zuarinagar 403 726 Sancoale, Mormugao, Goa	Near Aimangala Chitradurga District Karnataka 577558

Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City/Centre	STD Code	Phone - Off.	Fax	E-mail Id
1	Agra	0562	2526660 to 63		ksblagra@karvy.com
2	Ahmedabad	079	26420422, 26400527, 28	26565551	ahmedabad@karvy.com
3	Aligarh	0571	2509106 to 08		aligarh@karvy.com
4	Allahabad	0532	2260291, 2260292	2561073	ksblanantpur@karvy.com
5	Anantapur	08554	249601, 249607, 249608	249608	ksblanantpur@karvy.com
6	Ankaleshwar	02646	243291, 243292		ksblankleshwar@karvy.com
7	Aurangabad	02432	2363517, 23, 24, 30		ksblabad@karvy.com
8	Bangalore	080	26621192, 26621193	41312645	ircbangalore@karvy.com
9	Bareilly	0581	24676809, 3207699	2476797	ksblbareilly@karvy.com
10	Belgaum	0831	2402544, 2402722	2402933	ksblbelgaum@karvy.com
11	Bellary	08392	254531, 254532	254533	ksblbellary@karvy.com
12	Bharuch	02642	225207, 225208		ksblbharuch@karvy.com
13	Bhavnagar	0278	2567005, 2567006		bhavnagar@karvy.com
14	Bhimavaram	08816	231766, 67, 68, 69	231769	ksblbvaram@karvy.com
15	Bhopal	0755	3013113, 3010728, 3010731	2760890	ksblbhopal@karvy.com
16	Bhubneshwar	0674	2547531 to 3, 531532	2546915	ksblbbsr@karvy.com
17	Calicut	0495	2760882, 2760884	2369522	ksblcalicut@karvy.com
18	Chandigarh	0172	5071726 to 728,	5071725	chandigarh@karvy.com
19	Chennai	044	28151793, 94, 4781	28153181	ksblmadras@karvy.com
20	Narasaraopet	08647	257501 to 503	257502	ksblchpet@karvy.com
21	Coimbatore	0422	2237501 to 506,4377211	2237507	ksblcomibatore@karvy.com
22	Cuttack	0671	2335175, 3110827	2335175	ksblcuttack@karvy.com
23	Dehradun	0135	2713351, 2714046	2714047	ksbldehradun@karvy.com
24	Dindigul	0451	2436077, 2436177	2436077	dindigul@karvy.com
25	Durgapur	0343	2586375 to 77		ksbldurgapur@karvy.com
26	Eluru	08812	227851, 52, 54	227854	ksbleluru@karvy.com
27	Erode	0424	2225603, 225615	2216160	erode@karvy.com
28	Ghaziabad	0120	2701886, 2701891		ksblghaziabad@karvy.com
29	Gobichettipalayam	04285	226275, 226276		gobi@karvy.com
30	Gorakhpur	0551	2346519, 2333825	2349525	ksblgorakhpur@karvy.com
31	Guntur	0863	2326681, 2326686	6641102	ksblguntur@karvy.com
32	Haldia	03224	276755 to 57		ksblhaldia@karvy.com
33	Hubli	0836	2232773, 2237774	2353961	hubli@karvy.com
34	Hyderabad	040	23312454, 23320251	23312946	anitha@karvy.com
35	Indore	0731	5069891, 5069892	5069894	indore@karvy.com
36	Jaipur	0141	2375039, 99, 2363321	2378703	jaipur@karvy.com
37	Jamnagar	0288	2557862 to 65, 3299330		jamnagar@karvy.com
38	Jamshedpur	0657	2487020, 2487045		jamshedpur@karvy.com
39	Junagadh	0285	2624154, 2624140		junagadhdp@karvy.com
40	Kakinada	0884	2387382, 2387383		ksblkakinada@karvy.com
41	Kanpur	0512	2330127, 2331445, 3246390	2331445	irckanpur@karvy.com
42	Karaikudi	04565	237192, 237193	2341891	karaikudi@karvy.com
43	Karur	04324	241892, 241893	241891	karur@karvy.com
44	Kochi	0484	2310884, 2316406, 2322152	2323104	ksblcochin@karvy.com
45	Kolkata	033	24655006, 5392, 0982, 8369	24644866	ksblcalcutta@karvy.com

Investor Service Centres of Karvy Computershare Private Limited

Sl. No.	City/Centre	STD Code	Phone. - Off.	Fax	E-mail Id
46	Lucknow	0522	2236820 to 26	2236826	adminluknow@karvy.com
47	Madurai	0452	2350855, 2350852 to 854	2350856	madurai@karvy.com
48	Mangalore	0824	2492302, 2496332	2496283	mangalore@karvy.com
49	Mattancherry	0484	22,232,432,211,229		ksblmattancherry@karvy.com
50	Mumbai (Andheri)	022	26730799, 843, 311, 867	26730152	pbamlani@karvy.com, mumbaiandheri@karvy.com
51	Mumbai (Fort)	022	56382666, 56381746, 1747, 1748, 1749, 1750	22040171	shailesh@karvy.com, mumbaifort@karvy.com
52	Mysore	0821	2524292, 2524294		mysore@karvy.com
53	Nadiad	0268	2563210, 2563245		nadiad@karvy.com
54	Nasik	0253	2577811, 5602542		ksblnasik@karvy.com
55	Nelloe	0861	2349935, 2349936, 23499367	2349939	ksblnellore@karvy.com
56	New Delhi	011	23324401, 23353835, 981	23324621	ircdelhi@karvy.com
57	Palghat	0491	2547143, 2547373		palghat@karvy.com
58	Panjim	0832	2426870,71, 72,74	2426873	rksblpanajim@karvy.com
59	Patna	0612	2321354,55 , 56, 57		ksblpatna@karvy.com
60	Pondicherry	0413	2220636, 2220640,	2220659	ksblproddatur@karvy.com
61	Proddatur	08564	250822, 250823, 250824		ksblprddatur@karvy.com
62	Pune	020	25539547-25532078, 25533795	25533742	rispune@karvy.com
63	Rajahmundry	0883	2434468, 2434469	2434471	ksblrjm@karvy.com
64	Rajkot	0281	2239403, 2239404, 2239338	2233179	rajkotris@karvy.com
65	Ranchi	0651	2330386, 2330394		ranchi@karvy.com
66	Dudhi	05446	254201		renukoot@karvy.com
67	Rourkela	0661	2510770, 2510771, 2510772		rourkela@karvy.com
68	Salem	0427	2335700 to 705	2335705	salem@karvy.com
69	Shimoga	08182	228795, 228796, 227485	2226747	shimoga@karvy.com
70	Surat	0261	3017155/60,58,59	3017155	ksblsurat@karvy.com
71	Thanjavur	04362	279407, 279408		tanjore@karvy.com
72	Theni	04546	261285, 261108		jaya@karvy.com, theni@karvy.com
73	Tirupathi	0877	2252756		ksbltirupati@karvy.com
74	Tirupur	0421	2205865, 5330158		tirupur@karvy.com
75	Trichur	0487	2,322,483,484,493,490		josephka@karvy.com
76	Trichy	0431	2798200, 2791000, 2791322	2794132	trichy@karvy.com
77	Thiruvananthapuram	0471	2725989, 2725990, 2725991	4011924	ksbltvm@karvy.com
78	Tumkur	0816	2261891, 2261892, 2261893		tumkur@karvy.com
79	Udupi	0820	2530962, 2530963		udupi@karvy.com
80	Vadodara	0265	2225325, 5168, 89	2363207	ksblbaroda@karvy.com
81	Vallabh-Vidhyanagar	02692	248980, 248873		vvnagar@karvy.com
82	Varanasi	0542	2225365, 222814	2223814	ksblvaranasi@karvy.com
83	Vijayawada	0866	2495200, 400, 500, 600,700,800	2495300	vijayawada@karvy.com
84	Vishakhapatnam	0891	2752915 to 18		ksblvizag@karvy.com
85	Vishakapatnam - Gajuwaka	0891	2511685, 2511686		ksblgajuwaka@karvy.com

Glossary

ABT	Availability Based Tariff
AMR	Automated Remote Metering
APCPDCL	Andhra Pradesh Central Power Distribution Company Limited
APDRP	Accelerated Power Development and Reform Programme
APEC	Automatic power factor correction
APPCB	Andhra Pradesh Pollution Control Board
ARR	Annual Revenue Requirement
APU	Air Processing Unit
AT&C Losses	Aggregate Technical & Commercial losses
Bank Rate	The rate of interest fixed by RBI for inter banking lending
BOOT	Build-Own-Operate-Transfer basis
BPL	Below poverty line connection
BRPL	BSES Rajdhani Power Limited
BST	Bulk Supply Tariff
BVQI	Bureau Veritas Quality International
BYPL	BSES Yamuna Power Limited
CBM	Coal bed methane
CCPS	Combined Cycle Power Station
CDSL	Central Depository Services (India) Limited
CEA	Central Electricity Authority
CERC	Central Electricity Regulatory Commission
CFL	Compact fluorescent light
CII	Confederation of Indian Industry
Ckt	Circuit
Crore	10,000,000
CRZ	Coastal regulation zone
CSD	Consumer Security Deposit
CSR	Corporate social responsibility
CCS	Customer Care Solution
DCPL	Development Consultants Private Limited
DERC	Delhi Electricity Regulatory Commission
DMS	Distribution management system
DP	Depository Participant
DRUM	Distribution Reforms upgrades and Management
DT	Distribution Transformer
DTEPA	Dahanu Taluka Environment Protection Authority
DTPS	Dahanu Thermal Power Station
DTTC	Dahanu Technical Training Centre
DVB	Delhi Vidyut Board
EBIDTA	Earnings Before Interest, Depreciation, Tax and Appropriation
ECS	Electronic Clearing Service
EHV	Extra High Voltage
EOT	Electrically operated crane
EPC	Engineering, Procurement, Construction
ESS	Employe Self Service
FPI	Fault passage indicator
FCCB	Foreign Currency Convertible Bonds
FGD	Flue Gas Desulphurisation Plant
FIIs	Foreign Institutional Investors
GAAP	Generally Accepted Accounting Principles
GDP	Gross Domestic Product
GDR	Global Depositary Receipt
GIS	Geographical information systems
Grid AMR	Grid automatic meter reading
GSM	Global system for mobile communication
GWhr	Giga Watt Hours(= million kilowatt hours)
HPBFP	High Pressure Boiler Feed PUmp
HPGCL	Haryana Power Generation Company Limited
HR	Human Resource
HT	High tension
HVDS	High voltage distribution system
IBRD	International Bank for Reconstruction & Development
IPP	Independent power producer
ISU/CCS	Industry solution utility - customer care solution
IVRS	Interactive voice response system
Kcal	Kilo calories
KM	Kilometers
KV A	Kilovolt
KVA A	Kilovolt ampere
KW	Kilowatt(==1,000 watts)
KWH	A Kilowatt hour
Lakh	100,000
LSE	London stock exchange
LT	Low tension
LVD	Large video display
LVDS	Low voltage distribution system
MCB	Miniature circuit breakers
MEDA	Maharashtra Energy Development Agency
MERC	Maharashtra Electricity Regulatory Commission
MMRDA	Mumbai Metropolitan Region Development Authority
MMSCMD	Metric Million Standard Cubic Meters per day
MoEF	Ministry of Environment & Forests
MPCB	Maharashtra Pollution Control Board
MRTS	Mass Rapid Transit System
MSEDCL	Maharashtra State Electricity Distribuiotion Company Limited
MU	Millions Units
MVA	A megavolt ampere
MW	A megawatt
NDMC	New Delh Municipal Corporation
NELP	New exploration licensing policy
NGSPL	Noida Global SEZ private limited
NHAI	National Highways Authority of India
NRI	Non-resident Indian
NSDL	National Securities Depository Limited
NTPC	National Thermal Power Corporation Limited
OHSAS	Occupational Health and Safety Assessment Series
PAT	Profit After Tax
PGCIL	Power Grid Corporation of India Limited
PLA	Plant Load Availability
PLF	Plant Load Factor
PPA	Power Purchase Agreement
PSEB	Punjab State Electricity Board
RGGVY	Rajeev Gandhi Grah Vidhyotikaran Yojna
REMI	Reliance Energy Management Institute
RTA	Registrar and Transfer Agent
SCADA	Supervisory Control and Data Acquisition System
SD	Singapore Dollar
SE	Stock exchange
SEB	State electricity board
SEBI	Securities and Exchange Board of India
SEEPZ	Santa Cruz Electronics Export Processing Zone
SERC	State Electricity Regulatory Commission
SEZ	Special economic zone
STG	Steam turbine generator
TERI	The Energy and Resources Institute
Tonnes	Metric Tonnes
UMPPs	Ultra mega powr projects
Unit	One kwh; that is, the energy contained in a current of one thousand amperes flowing under an electromotive force of one volt during one hour
UPERC	Uttar Pradesh Electricity Regulatory Commission
UPPCL	Uttar Pradesh Power Corporation Limited
USAID	United States Agency For International Development
V	Volts
VFD	Variable Frequency Drive
VTTC	Versova Technical Training Institute

Auditors' Report to the Members of Reliance Energy Limited

To the Members of Reliance Energy Limited.

1. We have audited the attached Balance Sheet of Reliance Energy Limited ('the Company') as at March 31, 2007 and the related Profit and Loss Account for the year ended on that date annexed thereto and the Cash Flow Statement for the year ended on that date, which we have signed under reference to this report. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004 (together the 'Order'), issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956 ("the Act") and on the basis of such checks as we considered appropriate, and according to the information and explanations given to us, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a. We have obtained all the information and explanations, which to the best of our knowledge and belief, were necessary for the purposes of our audit;

   b. In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   c. The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211 (3C) of the Act;

   e. On the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors of the Company is disqualified as on March 31, 2007 from being appointed as a director in terms of Section 274(1)(g) of the Act;

   f. In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give in the prescribed manner, the information required by the Act and also give, a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2007;

      (ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      (iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

Mumbai
Date: April 25, 2007

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Mumbai
Date: April 25, 2007

Annexure referred to in Paragraph 3 of Auditors' Report of even date to the Members of Reliance Energy Limited on the Financial Statements for the year ended March 31, 2007

1. The Company has maintained proper records to show full particulars, including quantitative details and situation, of its fixed assets. We have been informed that the fixed assets of the Company are physically verified by the Management according to a phased programme designed to cover all the items over a period of three years, which in our opinion, is reasonable having regard to the size of the company and the nature of its assets. Pursuant to the programme, physical verification was carried out during the year and no material discrepancies were noticed. However, we are informed that distribution system being underground is not physically verifiable.

2. During the year, a substantial part of fixed assets have not been disposed of by the Company.

3. The inventory of the Company has been physically verified by the management during the year. Confirmations have been obtained with respect to inventories lying with the third parties.

4. In our opinion, the procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

5. The Company has maintained proper records of inventory and the discrepancies between the physical inventory and the book inventory noticed on physical verification as mentioned in paragraph 4 above are not material.

6. (a) The Company has granted unsecured loan to one company covered in the register maintained under Section 301 of the Act. The maximum amount involved during the year and the year-end balance of such loan is Rs. 89.63 crore and Rs. 56.09 crore respectively.

   (b) In our opinion, the rate of interest and other terms and conditions of such loan are not prima facie prejudicial to the interest of the company.

   (c) In respect of the aforesaid loan, the party is repaying the principal amount as stipulated and is also regular in payment of interest, where applicable.

   (d) In respect of the aforesaid loan, there is no overdue amount more than Rupees one lakh.

7. The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Act.

8. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to the purchase of inventory and fixed assets and for the sale of energy/goods and services. Further, on the basis of our examination of the books and records of the Company, and according to the information and explanation given to us, we have neither come across nor have we been informed of any continuing failure to correct major weaknesses in the aforesaid internal control system.

9. According to the information and explanations given to us, there are no contracts or arrangements referred to in Section 301 of the Act that need to be entered in the register required to be maintained under that section.

10. The Company has not accepted any deposits from the public within the meaning of Section 58A and 58AA of the Act and the rules framed there under.

11. In our opinion, the Company's present internal audit system is commensurate with its size and nature of its business.

12. On the basis of records produced to us, we are of the opinion that, prima facie, the cost records prescribed by the Central Government of India under Section 209(1)(d) of the Act have been maintained. However, we are not required to and have not carried out any detailed examination of such accounts and records.

13. According to the books and records as produced and examined by us in accordance with generally accepted auditing practices in India and also based on the Management representations, undisputed statutory dues in respect of Provident Fund, Employees' State Insurance dues, Investor Education and Protection Fund, Income Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty and Cess and other material statutory dues have generally been regularly deposited, by the Company during the year with the appropriate authorities in India.

14. As at March 31, 2007, there have been no disputed dues which have not been deposited with the respective authorities in respect of Income Tax, Wealth Tax, Excise Duty, Service Tax and Cess except disputed sales tax dues of Rs. 2.17 crore (under Delhi Value Added Tax Act, 2004) pending before Additional Commissioner - Trade Tax, Rs. 8.61 crore (under Orissa Sales Tax Act, 1947) pending before High Court of Orissa, and Employee State Insurance Scheme dues of Rs. 0.06 crore pending before High Court of Mumbai.

15. The Company has neither accumulated losses as at March 31, 2007, nor has it incurred any cash losses either during the financial year ended on that date or in the immediately preceding financial year.

16. According to the records of the Company, it has not defaulted in repayment of dues to any financial institution or bank or debenture holders during the year.

17. The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

18. In our opinion, considering the nature of activities carried on by the Company during the year, the provisions of any special statute applicable to chit fund / nidhi / mutual benefit fund / societies are not applicable to it.

19. In our opinion, the Company is not a dealer or trader in shares, securities, debentures and other investments.

20. In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantee given by the Company, for loans taken by others

Annexure referred to in Paragraph 3 of Auditors' Report of even date to the Members of Reliance Energy Limited on the Financial Statements for the year ended March 31, 2007

from banks or financial institutions during the year, are not prejudicial to the interest of the Company.

21. On the basis of review of utilization of funds pertaining to term loans on overall basis and related information as made available to us, the term loans taken by the Company have been applied for the purpose for which they are obtained except for Foreign Currency Convertible Bonds of Rs. 480.79 crore and External Commercial Borrowings of Rs. 2,275.44 crore which, as explained, pending utilization are invested in bonds, mutual fund schemes and fixed deposit with bank.

22. On the basis of an overall examination of the balance sheet of the Company, in our opinion and according to the information and explanations given to us, there are no funds raised on a short term basis which have been used for long term investment.

23. The Company has not made any preferential allotment of shares to parties and companies listed in the register maintained under Section 301 of the Act during the year.

24. The Company has created necessary securities in respect of debentures issued and outstanding at the year-end.

25. The Company has not raised any money by public issue during the year.

26. During the course of examination of the books of account and records of the Company, carried out in accordance with the generally accepted auditing practices in India, and according to the information and explanations given to us, we have not come across any fraud on or by the Company, noticed or reported during the year, nor have we been informed of such case by the Management, except in case of theft of electricity reported by the vigilance department of the Company, the amount for which is not ascertainable.

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
Membership No. 55913

Mumbai
April 25, 2007

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
Membership No. 35671

Mumbai
April 25, 2007

Balance Sheet as at March 31, 2007

	Schedule	As at 31-03-2007 Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore
I. Sources of Funds					
(1) Shareholders' Funds					
(a) Share Capital	1	228.57		212.36	
(b) Equity Warrants Issued and Subscribed (Refer Note 14)		-		88.24	
(c) Reserves and Surplus	2	9,110.67		7,572.68	
			9,339.24		7,873.28
(2) Loan Funds					
(a) Secured Loans	3	1,435.00		1,919.81	
(b) Unsecured Loans	4	4,423.32		2,347.12	
			5,858.32		4,266.93
(3) Deferred Tax Liability (net) (Refer Note 9)			231.29		204.07
(4) Service Line Deposits from Consumers			24.64		23.54
			15,453.49		12,367.82
II. Application of Funds					
(1) Fixed Assets	5				
(a) Gross Block		5,898.36		5,470.61	
(b) Less: Depreciation		3,082.49		2,814.55	
(c) Net Block		2,815.87		2,656.06	
(d) Capital Work-in-Progress		288.49		217.65	
			3,104.36		2,873.71
(2) Investments	6		2,511.88		1,192.74
(3) Current Assets, Loans and Advances	7				
(A) Current Assets					
(a) Inventories		292.69		311.08	
(b) Sundry Debtors		1,056.39		1,092.79	
(c) Cash and Bank Balances		2,175.92		5,652.90	
(d) Other Current Assets		346.45		312.90	
(B) Loans and Advances		8,942.97		3,145.66	
		12,814.42		10,515.33	
Less: Current Liabilities and Provisions	8				
(a) Current Liabilities		2,246.55		1,570.82	
(b) Provisions		730.62		643.14	
		2,977.17		2,213.96	
Net Current Assets			9,837.25		8,301.37
			15,453.49		12,367.82
Notes forming part of the Accounts	16				

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
M.No.: 55913

For Chaturvedi & Shah
Chartered Accountants

C.D.Lala
Partner
M.No. : 35671

For and on behalf of the Board

Anil D Ambani
Chairman & Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

J P Chalasani
Director (Business Development)

Gen. V P Malik
Director

S L Rao
Director

Dr. Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

Place: Mumbai
Date: April 25, 2007

Profit and Loss Account for the Year Ended March 31, 2007

	Schedule	Rs. Crore	2006-07 Rs. Crore	2005-06 Rs. Crore
Income				
Gross Earnings from sale of Electrical Energy			3,619.81	3,166.54
Less: Discount for prompt payment of bills			8.86	8.35
			3,610.95	3,158.19
Income of EPC, Contracts and Elastimold Divisions	9		2,099.03	854.45
Other Income	10		865.27	595.25
			6,575.25	4,607.89
Expenditure				
Cost of Electrical Energy purchased (net)			1,532.43	1,087.56
Cost of Fuel			921.27	812.10
Tax on Electricity			124.62	114.00
Generation, Distribution, Administration and Other Expenses	11		664.99	543.41
Expenditure of EPC, Contracts and Elastimold Divisions	12		1,969.19	728.84
Interest and Finance Charges	13		250.32	191.88
Depreciation		300.10		417.83
Less: Transferred from Revaluation / General Reserve (Refer Note 12)		54.24		64.38
Less: Transferred from Service Line Contribution		5.80		4.82
			240.06	348.63
			5,702.88	3,826.42
Profit before Taxation			872.37	781.47
Provision for Taxation:				
Current Tax			90.00	85.59
Wealth Tax			0.15	0.03
Deferred Tax (net) (Refer Note 9)			27.15	(39.33)
Fringe Benefit Tax			4.77	4.29
Tax Adjustments for earlier years (net)			(51.15)	80.55
Profit after Tax			801.45	650.34
Balance of Profit brought over from previous year			275.93	200.31
			1,077.38	850.65
Less: Statutory Reserves and other Appropriations	14		11.41	18.72
Amount available for Distribution and Appropriations			1,065.97	831.93
Appropriations				
Interim Dividend on Equity Shares			-	23.94
Proposed Final Dividend on Equity Shares			121.12	80.68
Dividend on Equity Shares (Including Tax on Dividend) for previous year (Refer Note 25)			(39.40)	1.36
Corporate Tax on dividends			20.58	14.87
Transfer to Debenture Redemption Reserve			4.39	35.15
Transfer to General Reserve			600.00	400.00
Balance carried to Balance Sheet			359.28	275.93
			1,065.97	831.93
			Rupees	Rupees
Earnings per Equity Share (Face Value of Rs. 10 per share)	15			
Basic			37.20	32.70
Diluted			36.27	31.46
Notes forming part of the Accounts	16			

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
M.No.: 55913

For Chaturvedi & Shah
Chartered Accountants

C.D.Lala
Partner
M.No. : 35671

Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board

Anil D Ambani
Chairman & Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

J P Chalasani
Director (Business Development)

Gen. V P Malik
Director

S L Rao
Director

Dr. Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

Schedules Annexed to and Forming Part of the Accounts

		As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 1 - Share Capital			
(a) Authorised -			
25,00,00,000	(25,00,00,000) Equity Shares of Rs. 10 each	**250.00**	250.00
80,00,000	(80,00,000) Equity Shares of Rs. 10 each with differential rights	**8.00**	8.00
155,00,00,000	(155,00,00,000) Cumulative Redeemable Preference Shares of Rs. 10 each	**1,550.00**	1,550.00
4,20,00,000	(4,20,00,000) Unclassified Shares of Rs.10 each	**42.00**	42.00
		1,850.00	1,850.00
(b) Issued -			
23,01,22,316	(21,47,22,316) Equity Shares of Rs. 10 each	**230.12**	214.72
Add:	9,17,34,781 (Nil) Shares issued and allotted pursuant to the Scheme of Amalgamation	**91.73**	-
Less:	9,09,24,724 (Nil) Shares cancelled as per the scheme of Amalgamation as approved by the Hon'ble High Court (Refer Note 15)	**90.92**	-
		230.93	214.72
(c) Subscribed -			
22,77,20,251	(21,23,20,251) Equity Shares of Rs. 10 each fully paid up	**227.72**	212.32
Add:	9,17,34,781 (Nil) Shares issued and allotted pursuant to the Scheme of Amalgamation	**91.73**	-
Less:	9,09,24,724 (Nil) Shares cancelled as per the scheme of Amalgamation as approved by the Hon'ble High Court (Refer Note 15)	**90.92**	-
Add:	Forfeited Shares - Amounts Originally paid up	**0.04**	0.04
		228.57	212.36

Of the above Equity Shares -

(i)	1,38,400	Shares were allotted as fully paid up pursuant to a contract without payment being received in cash
(ii)	80,96,070	Shares were allotted as fully paid up Bonus Shares by capitalisation of Rs. 1,70,020 from Share Premium Account and Rs. 8,07,90,680 from General Reserve
(iii)	8,36,790	Shares were allotted on conversion of 7% 'B' Class Convertible Debentures
(iv)	56,100	Shares were allotted on conversion of 8.5% 'F' Class Convertible Debentures
(v)	4,59,92,760	Shares were allotted on conversion of 12.5% Fully Convertible Debentures
(vi)	5,39,87,736	Shares were allotted on conversion of 15% Fully Convertible Debentures
(vii)	2,60,41,650	Shares were issued by way of Global Depositary Receipts (GDR) through an international offering in U.S.Dollars. [Out of which outstanding GDRs as at March 31, 2007 - 17,88,223 (15,57,535)]
(viii)	2,36,81,626	Shares were issued by way of GDRs on conversion of Foreign Currency Convertible Bonds (FCCB)
(ix)	3,06,09,622	Shares were issued on Preferential allotment
(x)	3,56,77,228	(2,02,77,228) Shares were issued on conversion of Warrants (Refer Note 14)
(xi)	8,10,057	Shares were issued on merger with Reliance Energy Ventures Limited (Refer Note 15)

	Rs. Crore	Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 2 - Reserves and Surplus				
(a) Capital Reserves -				
1. Capital Redemption Reserve :				
Balance as per last Balance Sheet			**114.34**	114.34
2. Service Line Contributions :				
i) Prior to commencement of the Repealed Electricity (Supply) Act, 1948		**0.05**		0.05
ii) After the commencement of the Repealed Electricity (Supply) Act, 1948				
Balance as per last Balance Sheet	**57.81**			107.28
Add: Contributions during the year	**24.52**			11.68
Less: Transfer to Profit and Loss Account	**5:80**			4.82
Less: Transfer to General Reserve	**-**			56.33
		76.53		57.81
			76.58	57.86
3. Sale proceeds of Fractional Equity Share Certificates and Dividends thereon @ [Rs. 37,953 (Rs. 37,953)]			@	@
(b) Share Premium Account -				
Balance as per last Balance Sheet		**4,431.73**		2,934.04
Add: Premium received on Preferential issue of Equity shares (Refer Note 14)		**867.02**		235.56
Add: Premium received on Reissue / Allotment of shares		**-**		1,207.68
Add: Premium received on conversion of Foreign Currency Convertible Bonds (FCCBs) into GDR		**-**		53.44
Add: Reversal of Provision for Premium on redemption of FCCBs		**-**		1.01
			5,298.75	4,431.73
(c) Revaluation Reserve -				
On Revaluation of Fixed Assets (Refer Note 12)		**752.17**		752.17
Less: Transfer to Profit and Loss Account (Refer Note 12)		**54.24**		-
			697.93	752.17
(d) Statutory Reserves -				
1. Contingencies Reserve: Balance as per last Balance Sheet		**75.45**		56.73
Add: Transfer from Profit and Loss Account		**11.41**		18.72
			86.86	75.45
2. Development Reserve Account No.1 (Represents Development Rebate Reserve admissible under the Income-tax Act)			**1.69**	1.69
3. Development Reserve Account No.2 (Represents Investment Allowance Reserve admissible under the Income-tax Act)			**18.97**	18.97
4. Debt Redemption Reserve:				
Balance as per last Balance Sheet			**2.30**	2.30
Carried Forward			**6,297.42**	5,454.51

Schedules Annexed to and Forming Part of the Accounts

		Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
	Brought Forward		**6,297.42**	5,454.51
(e)	**Other Reserves -**			
	1. Debenture Redemption Reserve			
	Balance as per last Balance Sheet	**102.54**		67.39
	Add: Transfer from Profit and Loss Account	**4.39**		35.15
			106.93	102.54
	2. Rural Electrification Scheme Reserve		**0.11**	0.11
	3. Reserve to augment production facilities		**0.04**	0.04
	4. Deferred Taxation Liability Fund: [Created under the provisions of Repealed Electricity (Supply) Act, 1948]			
	Balance as per last Balance Sheet	**-**		0.40
	Less: Transfer to Profit and Loss Account	**-**		0.40
			-	-
	5. Reserve for Power Project		**100.00**	100.00
	6. Development Reserve Account No. 3		**140.88**	140.88
(f)	**General Reserve -**			
	Balance as per last Balance Sheet	**1,498.67**		1,089.57
	Add: Transfer on Amalgamation (Refer Note 15)	**7.34**		-
	Add: Transfer from Service Line Contribution (SLC)	**-**		56.33
	Add: Transfer from Profit and Loss Account (Deferred Tax Liability upto March 31, 2005 on depreciation of SLC Assets)	**-**		17.15
	Add: Transfer from Profit and Loss Account	**600.00**		400.00
		2,106.01		1,563.05
	Less: Transfer to Profit and Loss Account (Refer Note 12)	**-**		64.38
			2,106.01	1,498.67
(g)	**Profit and Loss Account**		**359.28**	275.93
			9,110.67	7,572.68

Schedules Annexed to and Forming Part of the Accounts

	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 3 - Secured Loans		
Debentures -		
8.34% - Nil (60) Non Convertible Debentures of the face value of Rs. 1 crore each [Redeemed on February 13, 2007] (Refer Note (a) below)	-	60.00
6.35% - 25,000 (25,000) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on July 28, 2013] (Refer Note (a) below)	250.00	250.00
6.70% - 12,500 (12,500) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on August 19, 2018] (Refer Note (a) below)	125.00	125.00
5.95% - 10,000 (10,000) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on July 28, 2013] (Refer Note (a) below)	100.00	100.00
5.60% - 15,000 (15,000) Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on July 28, 2013] (Refer Note (a) below)	150.00	150.00
Term Loan -		
Working Capital Loan from Banks (Refer Note (b) below)	810.00	1,234.81
	1,435.00	1,919.81

Notes:

Security:

(a) Non Convertible Debentures are secured on Company's certain fixed assets, present and future, by way of a first charge, ranking *pari passu* with the charges created and/or to be created in favour of the Company's existing and proposed Lenders.

(b) Working capital loans are secured by way of first charge on :

i) hypothecated stock-in-trade of Mumbai and Dahanu and

ii) Company's Book Debts, Other Current Assets and lien on Fixed Deposit with Bank.

	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 4 - Unsecured Loans		
Loans -		
(a) Working capital facility from a bank *	-	100.00
(b) Foreign Currency Convertible Bonds	800.18	800.18
(c) External Commercial Borrowing	3,623.14	1,446.94
	4,423.32	2,347.12

* Repayable within next 12 months Rs. Nil (Rs. 100 crore)

Schedules Annexed to and Forming Part of the Accounts

Schedule 5 - Fixed Assets

Rs. Crore

Particulars	Gross Block (At Cost)				Depreciation				Net Block	
	As at 1-4-2006	Additions during the year**	Deductions/ (Adjustments) during the year	As at 31-3-2007	Upto 31-3-2006	For the year	Deductions during the year	Upto 31-3-2007	As at 31-3-2007	As at 31-3-2006
A Fixed Assets										
Intangible Assets*	12.17	4.58	-	**16.75**	3.82	3.41	-	**7.23**	**9.52**	8.35
Land - Freehold	52.93	0.05	-	**52.98**	-	-	-	-	**52.98**	52.93
- Leasehold	18.60	0.09	-	**18.69**	3.48	0.30	-	**3.78**	**14.91**	15.12
Buildings and Roads	290.45	14.93	0.01	**305.37**	68.25	7.20	0.01	**75.44**	**229.93**	222.20
Plant and Machinery	4,148.90	222.03	36.25	**4,334.68**	2,316.13	238.73	32.02	**2,522.84**	**1,811.84**	1,832.77
Distribution Systems:										
(a) Overhead	56.60	5.66	0.10	**62.16**	37.75	2.52	0.42	**39.85**	**22.31**	18.85
(b) Underground	781.01	199.76	-	**980.77**	313.64	39.79	(0.34)	**353.77**	**627.00**	467.37
Vehicles	21.14	3.66	1.78	**23.02**	14.59	0.81	1.31	**14.09**	**8.93**	6.55
Furniture and Fixtures, Computer and Office Equipment	66.82	8.53	(3.79)	**79.14**	43.54	6.76	(1.34)	**51.64**	**27.50**	23.28
Electrical Fittings and Apparatus	18.87	2.29	0.03	**21.13**	10.89	0.56	0.02	**11.43**	**9.70**	7.98
Refrigerators and Domestic Appliances	3.12	0.62	0.07	**3.67**	2.46	0.02	0.06	**2.42**	**1.25**	0.66
Total (A)	5,470.61	462.20	34.45	**5,898.36**	2,814.55	300.10	32.16	**3,082.49**	**2,815.87**	2,656.06
Previous Year	5,168.72	357.34	55.45	**5,470.61**	2,448.84	417.62	51.91	**2,814.55**		
B. Leased Assets										
Plant and Machinery	-	-	-	-	-	-	-	-	-	-
Lease Adjustment	-				-	-	-	-	-	-
Total (B)	-	-	-	-	-	-	-	-	-	-
Previous Year	4.26	-	4.26	-	4.02	0.21	4.23	-		
Total (A + B)	5,470.61	462.20	34.45	**5,898.36**	2,814.55	300.10	32.16	**3,082.49**	**2,815.87**	2,656.06
Previous Year	5,172.98	357.34	59.71	**5,470.61**	2,452.86	417.83	56.14	**2,814.55**	-	-
C. Capital Work In Progress (including advances)									**288.49**	217.65
Total (A) + (B) + (C)									**3,104.36**	2,873.71

* Consists of GIS Software.

** Includes Rs. 0.76 crore (Rs. Nil) borrowing cost Capitalised.

Schedules Annexed to and Forming Part of the Accounts

	No. of Units	Face Value per unit Rs.	As at 31-03-2007 Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 6 - Investments (Non-trade)						
A) Long Term Investments						
(a) Contingencies Reserve Investments						
Quoted						
6.75% Tax Free US -64 Bonds [Market value Rs. 38.37 crore (Rs. 39.17 crore)]	3,852,000	100	**38.52**		38.52	
11.50% Central Government of India, 2011A*	532,000	100	**5.81**		6.81	
5.87% Central Government of India, 2010*	500,000	100	**5.01**		5.02	
7.46% Central Government of India, 2017*	500,000	100	**5.49**		5.69	
7.40% Central Government of India, 2012*	1,694,600	100	**18.41**		19.42	
*[Aggregate market value Rs. 32.56 crore (Rs. 33.36 crore)]				**73.24**		75.46
(b) Others in Unquoted Equity Shares						
(Fully Paid-up, unless otherwise stated)						
i) Subsidiary Companies*						
Reliance Global Fund and Investments Ltd.	2,100,000	10	**2.10**		-	
Reliance Energy Transmission Ltd.	25,500	10	**0.03**		@	
[23,600 Equity Shares acquired during the year] at Cost Rs.19,000	(1,900)					
Reliance Projects Finance Pvt Ltd.	2,110,000	10	**2.11**		-	
Reliance Fund and Leasing Pvt Ltd.	2,110,000	10	**2.11**		-	
BSES Kerala Power Ltd. [103,480,000 Equity Shares acquired during the year]	127,760,000 (24,280,000)	10	**147.81**		24.28	
Noida Global SEZ Pvt Ltd.	5,100	10	**0.01**		-	
Mumbai Metro One Pvt Ltd. *Subsidiary relationship during the year	6,900	10	**0.01**		-	
				154.18		24.28
ii) Associate Companies						
D S Toll Road Ltd. [728,500 Equity Shares allotted /acquired during the year]	738,000 (9,500)	10	**0.74**		0.01	
N K Toll Road Ltd. [535,500 Equity Shares allotted / acquired during the year]	545,000 (9,500)	10	**0.55**		0.01	
Reliance Energy Generation Ltd. [37,000 Equity Shares acquired during the year, 499,975,000 (Rs. 2 paid-up) Equity Shares allotted during year, 25,000 Equity Shares sold during the year]	500,000,000 (13,000)	10	**100.02**		0.01	
Reliance Infrastructure Engineers Pvt Ltd.	5,000	10	**0.01**		0.01	
Reliance Infrastructure Ltd.	10,291,700	10	**10.29**		10.29	
Reliance Last Mile Communications Pvt Ltd.	4,900	10	**0.01**		0.01	
Vidarbha Industries Power Ltd.	16,659	10	**0.02**		-	
				111.64		10.34
Carried Forward				**339.06**		110.08

Schedules Annexed to and Forming Part of the Accounts

	No. of Units	Face Value per unit Rs.	As at 31-03-2007 Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore
Brought Forward				**339.06**		110.08
iii) Joint Ventures						
BSES Rajdhani Power Ltd.	119,700,000	10	**119.70**		119.70	
BSES Yamuna Power Ltd.	30,260,000	10	**30.26**		30.26	
Tamil Nadu Industries Captive Power Co. Ltd (Rs. 5.35 paid-up)	23,000,000	10	**-**		-	
Utility Powertech Ltd.	396,000	10	**0.40**		0.40	
				150.36		150.36
iv) Other Companies						
Western Electricity Supply Company of Orissa Ltd. (WESCO)	100	10	@		11.77	
[5,351,500 Equity Shares sold during year] @ Cost Rs. 1,000	(5,351,600)					
North Eastern Electricity Supply Company of Orissa Ltd. (NESCO)	100	10	@		7.25	
[7,250,100 Equity Shares sold during year] @ Cost Rs. 1,000	(7,250,200)					
Southern Electricity Supply Company of Orissa Ltd. (SOUTHCO)	100	10	@		6.21	
[4,142,600 Equity Shares sold during year] @ Cost Rs. 1,000	(4,142,700)					
Reliance Energy Trading Ltd.	3,904,500	10	**3.90**		3.90	
Sonata Investments Ltd.	409,795	10	**0.41**		0.41	
Jayamkondam Power Ltd. [6 Equity Shares acquired and sold during the year]	9,995	10	**0.01**		0.01	
Hirma Power Ltd.	84,605	10	@		@	
[6 Equity Shares sold during the year] @ Cost Rs. 8,460 (Rs. 8,461)	(84,611)					
Reliance Thermal Energy Ltd. [6 Equity Shares acquired and sold during the year]	9,995	10	**0.01**		0.01	
Western Alliance Power Ltd. [Formerly known as Reliance Power Ltd.] [6 Equity Shares acquired and sold during the year]	9,995	10	**0.01**		0.01	
Reliance Coverage Communications Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@		-	
Reliance Broadband Network Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@		-	
Reliance Energia Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@		-	
Reliance Energy Services Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@		-	
Sonata Capital Pvt Ltd.	389,500	10	**0.39**		-	
Reliance Global Pte. Ltd. *[SD 1] @ Cost Rs. 3,411	100	*	@		-	
				4.73		29.57
Carried Forward				**494.15**		290.01

Schedules Annexed to and Forming Part of the Accounts

		No. of Units	Face Value per unit Rs.	As at 31-03-2007 Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore
	Brought Forward				494.15		290.01
(c)	**2% Redeemable Cumulative Preference Shares**						
	Powersurfer Interactive (India) Pvt Ltd.	735,000	10	7.35		7.35	
	Reliance Energy Global Pvt Ltd.	735,000	10	7.35		7.35	
	Reliance Energy Management Services Pvt Ltd.	735,000	10	7.35		7.35	
	Sonata Investments Ltd.	2,300,000	10	23.00		23.00	
					45.05		45.05
(d)	**In Mutual Fund Units**						
	Quoted						
	Birla Fixed Term Plan - Series D - Growth	15,000,000	10	15.00		15.00	
	UTI-Fixed Maturity Plan - (YFMP/0905)- Growth Plan	- (65,000,000)	10	-		65.00	
	Grindlays Fixed Maturity - 15 Plan B - Growth	- (20,000,000)	10	-		20.00	
	Principal Deposit Fund - 371 Days Plan - Growth Plan	- (25,000,000)	10	-		25.00	
	HDFC - FMP- 13M March 06 (1) - Inst- Growth	25,000,000	10	25.00		25.00	
	HDFC - FMP- 13M Sept 06 (1) - Inst- Growth	25,000,000	10	25.00		-	
	HSBC - Fixed Term - Series 15 - Inst - Growth	50,000,000	10	50.00		-	
	Kotak FMP - 15M Series 1 - Growth	30,000,000	10	30.00		-	
	Reliance Fixed Horizon Fund I Annual Plan Series II	75,000,000	10	75.00		-	
	Reliance Fixed Horizon Fund I Annual Plan Series III	90,000,000	10	90.00		-	
	Reliance Fixed Horizon Fund I Annual Plan Series IV	700,000,000	10	700.00		-	
	Reliance Fixed Horizon Fund II Annual Plan Series II	50,000,000	10	50.00		-	
	Reliance Fixed Horizon Fund II Annual Plan Series I-Div [Market value Rs. 1,294.22 crore (Rs. 153.15 crore)]	200,000,000	10	200.31		-	
					1,260.31		150.00
(B)	**Current Investments** (Fully paid-up, unless otherwise stated)						
(a)	**In Mutual Fund Units**						
	Quoted						
	UTI - Units Scheme 2002 (Income)	- (4,973,586)	10	-		3.03	
	Reliance Liquid Fund- Cash Plan - Daily Dividend Reinvestment Option (4,469,798,946 units purchased and 4,953,409,247 units sold during the year) [Market value Rs. 225.32 crore (Rs. 770.81 crore)]	202,254,092 (685,864,393)	10	225.32		764.13	
					225.32		767.16
	Carried Forward				2024.83		1252.22

	No. of Units	Face Value per unit Rs.	As at 31-03-2007 Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore	As at 31-03-2006 Rs. Crore
Brought Forward				2024.83		1252.22
(b) In Bonds						
Quoted						
6.60% Tax Free ARS Bonds [Market value Rs. 1.97 crore (Rs. 2.06 crore)]	204,416	100	1.97		2.04	
6.75% Tax Free US 64 Bonds [Market value Rs. 8.73 crore (Rs. 8.92 crore)]	876,756	100	8.73		8.77	
				10.70		10.81
(c) In Yield Management / Enhancement Certificates						
Unquoted [Foreign Currency] * [900,000 units of USD 100 each, 30,000 units of USD 1,000 each]	930,000	*		521.63		-
				2,557.16		1,263.03
Less: Diminution in the value of Long Term Investments				45.28		70.29
				2,511.88		1,192.74

	Market Value	Book Value	Market Value	Book Value
Aggregate value of Quoted Investments	1,601.17	1,569.35	1,007.47	1,003.43
Aggregate value of Unquoted Investments		942.53		189.31
		2,511.88		1,192.74

	Rs. Crore	Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 7 - Current Assets, Loans And Advances				
(A) Current Assets				
(a) Inventories (as certified by management)				
Coal and Fuel		123.32		116.05
Stores, Spares and Loose Tools		168.50		194.11
Semi-Finished Goods (Elastimold)		0.87		0.92
			292.69	311.08
(b) Sundry Debtors -				
(i) Debts outstanding for a period exceeding six months				
Unsecured -				
(1) Considered good	471.64			664.74
(2) Considered doubtful	29.22			-
	500.86			664.74
Less: Provision for doubtful debts	29.22			-
		471.64		664.74
(ii) Other Debts- Unsecured - considered good		584.75		428.05
			1,056.39	1,092.79
Note: Debtors are net of security deposits of Rs. 153.49 crore (Rs. 108.00 crore) from the relevant parties. Sundry Debtors include Rs. Nil (Rs. 1,024) from Directors, since received on due date. [Maximum balance Rs. Nil (Rs. 1,024)]				
Carried Forward			1349.08	1403.87

Schedules Annexed to and Forming Part of the Accounts

		Rs. Crore	Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
	Brought Forward			1349.08	1403.87
(c)	Cash and Bank Balances-				
	Cash on hand		3.08		1.73
	Cheques in hand		0.79		6.56
	Bank Balances-				
	(i) with Scheduled Banks-				
	- Current Accounts	50.45			2.45
	- Deposit Accounts	1,051.10			5,641.00
		1,101.55			5,643.45
	(ii) with Other Banks- (Refer Note 18)	1,070.50			1.16
			2,172.05		5,644.61
				2,175.92	5,652.90
	Carried Forward				
(d)	Other Current Assets				
	Interest accrued on Investments, Deposits and Loans		24.54		137.47
	Income-tax Refund Receivable		0.02		1.38
	Fixed Assets given on lease		0.17		0.38
	Contracts in progress valued at cost plus recognised profit less progress billing		50.82		101.28
	Retentions on contract		270.90		72.39
				346.45	312.90
(B)	**Loans and Advances**				
	(Unsecured, considered good, unless otherwise stated)				
(a)	Advances recoverable in cash or in kind or for value to be received -				
	Considered good	636.98			757.40
	Considered doubtful	12.55			11.06
			649.53		768.46
(b)	Loans to Employees [Secured : Rs. 20.45 crore (Rs. 23.26 crore)]		20.62		23.32
(c)	Advance Tax and Tax deducted at source		482.78		296.98
(d)	Deposits -				
	(i) Inter-Corporate Deposits (Considered good)		7,740.31		2,026.78
	(ii) Other Deposits				
	Considered good	62.28			41.18
	Considered doubtful	0.12			0.13
			62.40		41.31
			8,955.64		3,156.85
	Less: Provision for doubtful advances/deposits		12.67		11.19
				8,942.97	3,145.66
				12,814.42	10,515.33

Schedules Annexed to and Forming Part of the Accounts

	Rs. Crore	As at 31-03-2007 Rs. Crore	As at 31-03-2006 Rs. Crore
Schedule 8 - Current Liabilities And Provisions			
(A) Current Liabilities :			
Consumers' Benefit Account		0.27	0.27
Sundry Creditors (Refer Note 13) -			
Amounts due to Small Scale Industries	0.22		5.31
Amounts due to Others	1,160.43		656.74
		1,160.65	662.05
Security Deposits from Consumers - energy bills	79.99		79.06
- recoverable jobs	10.84		8.55
		90.83	87.61
Deposits and Advances from Consumers - contracts	272.23		257.75
- energy bills	27.87		25.27
		300.10	283.02
Unclaimed Dividend	2.12		2.70
Unclaimed Matured deposits	0.01		0.01
		2.13	2.71
Contracts in progress valued at progress billing less cost plus recognised profit		250.55	398.70
Other Liabilities		313.69	74.63
Interest accrued but not due on Loans/Debentures		128.33	61.83
		2,246.55	1,570.82
(B) Provisions:			
Provision for Taxation	366.71		292.08
Provision for Wealth Tax	0.18		0.07
Proposed Final Dividend	121.12		80.68
Corporate Tax on dividends	20.58		11.32
Provision for Disputed matters (Refer Note 16)	162.00		220.00
Provision for Leave encashment	60.03		38.99
		730.62	643.14
		2,977.17	2,213.96

	Rs. Crore	Rs. Crore	2006-07 Rs. Crore	2005-06 Rs. Crore
Schedule 9 - Income Of EPC, Contracts and Elastimold Divisions				
Value of Contracts billed and service charges		2,132.46		774.81
Work-in-progress at close	50.82			101.28
Less: Work-in-Progress at commencement	101.28			36.05
Increase/(Decrease) in Work-in-Progress		(50.46)		65.23
Net Income from EPC and Contracts			2,082.00	840.04
Sale of Elastimold		0.23		2.06
Less: Excise Duty		0.03		0.29
			0.20	1.77
Lease rental			0.16	0.16
Interest on deposits / others			0.12	0.76
Insurance claim received			0.90	0.45
Profit on sale of assets			0.07	0.02
Gain on Foreign Exchange fluctuation			4.40	0.50
Provisions / Liabilities written back			1.15	3.28
Miscellaneous Income (Tax deducted at Source Rs. 0.03 crore (Rs. 0.22 crore))			10.03	7.47
			2,099.03	854.45

Schedules Annexed to and Forming Part of the Accounts

	Rs. Crore	2006-07 Rs. Crore	2005-06 Rs. Crore
Schedule 10 - Other Income			
Provisions / Liabilities written back		66.22	13.49
Provision for diminution in value of investments written-back		25.24	-
Lease rental	@		0.11
Less: Lease Equalisation	-		0.02
@ Rs. 19,701		@	0.09
Insurance claim received		3.60	4.73
Profit on sale of assets		5.15	4.36
Miscellaneous Income (Tax Deducted at Source Rs. 0.52 crore (Rs. Nil))		72.28	62.08
Swap Income		31.30	24.33
Profit on Foreign Exchange Fluctuation		48.85	-
Income from Investments			
- Dividends - Current	12.77		19.00
- Profit on sale of investments (net)	-		4.97
		12.77	23.97
Other Income			
Interest - On Deposits	516.07		450.20
- Others	83.79		12.00
[Tax deducted at Source Rs. 115.79 crore (Rs. 103.74 crore)]			
		599.86	462.20
		865.27	595.25

	Rs. Crore	2006-07 Rs. Crore	2005-06 Rs. Crore
Schedule 11 - Generation, Distribution, Administration and Other Expenses			
Consumption of Stores and Spares	49.27		63.44
Less: Allocated to Repairs and other Relevant Revenue Accounts	30.30		53.84
		18.97	9.60
Wind Mill Project Expenses		0.81	0.71
Rent		5.62	2.39
Repairs and Maintenance:			
- Buildings	4.90		8.96
- Plant and Machinery and Distribution Systems	154.08		172.76
- Other Assets	6.35		6.32
		165.33	188.04
Salaries, Wages and Bonus, etc.	224.15		171.69
Contribution to Provident Fund and other Funds	16.60		15.52
	240.75		187.21
Less: Allocated to Repairs and other Relevant Revenue Accounts	23.18		23.75
		217.57	163.46
Contribution to Gratuity Fund		20.18	3.68
Workmen and Staff Welfare Expenses		21.61	18.60
Insurance		13.31	11.65
Rates and Taxes		4.90	5.58
Community Development and Environment Monitoring Expenses		5.64	2.14
Legal charges		5.88	3.77
Bad Debts [Net of provision written back Rs. Nil (Rs. 17.32 crore)]		7.29	9.30
Directors' fees		0.12	0.11
Miscellaneous expenses		140.56	95.43
Loss on Foreign Exchange fluctuation		-	28.92
Loss on Sale/Disposal of Unserviceable assets (net)		0.11	0.03
Loss on sale of investments (net)		13.55	-
Provision for diminution in value of investments		2.56	-
Provision for Doubtful Debts / Advances / Deposits		20.98	-
		664.99	543.41

Schedules Annexed to and Forming Part of the Accounts

Schedule 12 - Expenditure of EPC, Contracts and Elastimold Divisions (Other than Common Expenditure)

	2006-07 Rs. Crore	2005-06 Rs. Crore
Cost of Materials and Sub Contract Charges	1,840.65	608.61
Cost of Elastimold	0.09	0.67
Rent	4.29	2.60
Repairs and Maintenance:		
- Buildings	0.71	0.48
- Plant and Machinery	2.53	2.68
- Other Assets	0.88	0.88
Salaries, Wages and Bonus	23.35	21.24
Contribution to Provident Fund and Other Funds	1.62	1.52
Contribution to Gratuity Fund	1.72	0.31
Workmen and Staff Welfare Expenses	4.30	3.99
Insurance	4.40	5.95
Rates and Taxes	16.27	2.67
Miscellaneous Expenses [Includes Exchange Fluctuation Loss Rs. Nil (Rs. 0.22 crore)]	59.83	70.32
Legal and Professional Charges	1.64	0.13
Loss on sale of assets	0.24	0.08
Bad Debts [Net of Provision written back Rs. Nil (Rs. 13.89 crore)]	3.42	6.71
Provision for Doubtful Debts	3.25	-
	1,969.19	728.84

Schedule 13 - Interest and Finance Charges

	2006-07 Rs. Crore	2005-06 Rs. Crore
Interest and Financing Charges on:		
Debentures	42.96	42.99
External Commercial Borrowing and Commercial Paper	143.41	100.08
Working capital and other borrowings	15.89	14.87
Security Deposits from Consumers	10.67	7.89
Other finance charges	37.39	26.05
	250.32	191.88

Schedule 14 - Statutory Reserves and Other Appropriations

	2006-07 Rs. Crore	2005-06 Rs. Crore
Contingencies Reserve	11.41	18.72
	11.41	18.72

Schedule 15 - Earnings Per Equity Share

		2006-07 Rs. Crore	2005-06 Rs. Crore
I	Profit for Basic and Diluted Earnings per Share		
	Net Profit (for Basic) (a)	801.45	650.34
	Adjustment		
	Add: Interest on Foreign Currency Convertible Bonds (FCCB) (net of tax)	-	0.09
	Add: Redemption premium on Foreign Currency Convertible Bonds (FCCB) (net of tax)	13.81	11.19
	Net Profit (for Diluted) (b)	815.26	661.62
II	Weighted average number of Equity Shares		
	For Basic Earnings per share (c)	21,54,19,932	19,89,17,007
	Add: Adjustment for Conversion / Issue of Shares / Warrants	93,29,745	1,13,74,532
	For Diluted Earnings per share (d)	22,47,49,677	21,02,91,539
III	Earnings per share (Weighted Average)	Rs.	Rs.
	Basic (a/c)	37.20	32.70
	Diluted (b/d)	36.27	31.46

Schedules Annexed to and Forming Part of the Accounts

Schedule 16 - Notes Forming Part of The Accounts

1. **Significant Accounting Policies:**

   (a) **Basis of preparation of financial statements :**

   The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 and comply with the Accounting Standards issued by the Institute of Chartered Accountants of India. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads.

   (b) **Revenue Recognition Policy :**

   (i) Sale of Electricity :

   Revenue from Power Supply is accounted for on the basis of billing to consumers and is inclusive of Fuel Adjustment Charges. Generally all consumers are billed on the basis of recording of consumption of energy by installed meters. Where meters are stopped or are faulty, the billing is done based on past consumption for such period.

   (ii) EPC and Contracts Activity :

   In respect of construction contracts, revenue is recognised on the percentage of completion method based on the stage of completion of a contract upto reporting date.

   The stage of completion of a contract is determined on the basis of the proportion that progress billings raised up to the reporting date bear to the total contract value.

   Profit is recognised when the outcome of the contract can be estimated reliably. Profit proportionate to value of work done is arrived at by deducting cost of work done plus cost estimated by the Management to complete the work from the agreed contract value, after deduction of contingency.

   Contract in progress is valued at cost plus proportionate profit less anticipated loss.

   In respect of Operation and Maintenance Contracts, profit proportionate to value of work done or the period elapsed as the case may be, is recognised.

   (iii) Others :

   Sales of Elastimold are recognised upon despatch to the customer.

   Insurance and other claims are recognised as revenue on certainty of receipt on prudent basis.

   (iv) Lease Transactions:

   (a) For all assets leased upto March 31, 2001, lease rental income is recognised on the basis of the implicit rate of return in accordance with the Guidance Note issued by the Institute of Chartered Accountants of India. Income from lease rentals includes lease equalization adjustment being difference between capital recovery included in the lease rentals and the depreciation provided in the books.

   (b) Lease transactions in respect of all assets leased after April 1, 2001, are classified as either Finance lease or Operating lease, as the case may be in accordance with Accounting Standard 19 issued by the Institute of Chartered Accountants of India and accounting treatment and disclosure given/made as prescribed therein.

   (c) **Foreign Currency Transactions:**

   (i) Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account. Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted with the carrying amount of the respective fixed assets. Premium in respect of forward contracts is accounted over the period of the contract.

   (ii) In respect of Integral Foreign Operations of the Company, its Fixed Assets are translated at the rate on the date of acquisition, Monetary Assets and Liabilities are translated at the rate on the date of the Balance Sheet and Income and Expenditure are translated at the average of month-end rates during the year.

   (iii) Non-Monetary items denominated in foreign currency are stated at the rate prevailing on the date of the transaction.

   (iv) In respect of Foreign exchange Swap/Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains / losses are recognised on the settlement day or the reporting day whichever is earlier at the rate prevailing on the respective day. In case of principal portion, only loss on revaluation as at the reporting date is recognised in the Profit and Loss Accounts and the gain is recognised only on settlement of the transaction.

(d) Fixed Assets:

(i) The gross block of Fixed Assets is stated at cost of acquisition or construction (except revalued assets), including any cost attributable to bringing the assets to their working condition for their intended use.

(ii) All pre-operative expenditure and trial run expenditure are (net of income) accumulated as capital work-in-progress and is allocated to the relevant fixed assets on a pro-rata basis depending on the prime cost of the assets.

(e) Depreciation / Amortisation:

(i) Electricity Business:

Fixed assets are depreciated under the 'Straight Line Method' as per the rates and in the manner prescribed under Schedule XIV of the Companies Act, 1956 relating to license business and other electricity business. The depreciation for the year has been shown after reducing the proportion of the amount of depreciation provided on assets created against the service line contribution.

(ii) Other Activities:

Fixed assets of Other Activities have been depreciated under the 'Reducing Balance Method' at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(iii) Leased Assets:

Depreciation on all assets given on lease upto March 31, 2001 is provided on 'Straight Line method' at the higher of the rates determined with reference to the primary period of the lease and the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956 [inserted by the Companies (Amendment) Act, 1988 and notification GSR No.756E dated December 16, 1993].

(iv) Intangible Assets:

Intangible assets are amortised over a period of three years.

(f) Investments:

Long-term investments are stated at cost. In case of long term investments, provision/ write down is made for permanent diminution in value. Current investments are valued at lower of cost or fair value.

(g) Inventories:

Inventories are stated at lower of cost or net realisable value. In case of fuel, stores and spares "cost" means weighted average cost. Unserviceable/damaged stores and spares are identified and written down based on technical evaluation.

(h) Allocation of Indirect Expenses:

(i) Electricity Business:

The allocation to Capital and Revenue is done consistently on the basis of a technical evaluation.

(ii) EPC and Contracts Activities:

Overheads are absorbed by various jobs in proportion to the prime cost of each job.

(i) Retirement Benefits:

Company's contribution to provident fund and superannuation fund are charged to the Profit and Loss Account. Gratuity and leave encashment are charged to the Profit and Loss Account on the basis of actuarial valuation.

(j) Borrowing Costs:

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

(k) Accounting for Taxes on Income:

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realized in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realized in future.

Schedules Annexed to and Forming Part of the Accounts

(l) **Provisions:**

Provisions are recognised when the Company has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(m) **Impairment of Assets:**

If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use, determined by the present value of estimated future cash flows.

2. (a) **Contingent Liabilities :**

(i) Counter Guarantees given to Banks against guarantees issued by the Banks on behalf of the Company aggregate Rs. 1,795.45 crore (Rs. 1,049.19 crore).

ii) Corporate Guarantees issued in favour of Banks and other parties aggregating Rs. 1,557.25 crore (Rs. 222.45 crore) in respect of financing facilities granted to other body corporate.

(iii) Uncalled liability on partly-paid shares Rs. 410.68 crore (Rs. 10.70 crore).

(iv) Claims against the Company not acknowledged as debts and under litigation aggregate Rs. 196.85 crore (Rs. 187.23 crore). These include claim from suppliers aggregating Rs. 151.00 crore (Rs. 145.00 crore). Income-tax claims Rs. 34.20 crore (Rs. 41.52 crore) and Other claims Rs.11.65 crore (Rs. 0.71 crore).

(b) **Capital Commitments :**

Estimated amount of contracts remaining unexecuted on Capital Account and not provided for Rs. 238.38 crore (Rs. 249.18 crore).

3. **Managerial remuneration (excluding contribution to gratuity fund and provision for leave encashment on retirement) paid/payable to directors:**

		2006-07	2005-06
		Rs. in Crore	Rs. in Crore
	Managing / Whole-time directors		
(i)	Salary	**1.51**	1.69
(ii)	Perquisites	**0.21**	0.18
(iii)	Contribution to Provident and Superannuation Fund	**0.19**	0.19
(iv)	Commission payable at 0.35% of Net profit for the year computed below	**3.10**	2.71
		5.01	4.77
	Directors other than Managing / Whole-time directors		
	Sitting fees and commission payable	**0.32**	0.31
	Total:	**5.33**	5.08

Computation of net profit in accordance with Section 198 read with Section 309(5) of the Companies Act, 1956

	2006-07	2005-06
	Rs. in Crore	Rs. in Crore
Profit before Taxation	**872.37**	781.47
Add: Provision for Doubtful Debts / Advances (net)	**24.23**	-
Diminution in value of Investments	**2.56**	-
Managerial remuneration	**5.33**	5.08
Loss on sale of Fixed Assets	**0.35**	0.11
	904.84	786.66
Less: Profit on sale of Fixed Assets	**5.22**	4.38
Profit / (Loss) on sale of Investments (net) (net of provision for diminution in Investment written back)	**11.69**	4.97
Provision for Wealth Tax	**0.15**	0.03
Net Profit for the year	**887.78**	777.28

Note: For the purpose of the above computation, depreciation has been provided in accordance with the policy stated in Note 1(e) above.

4. **Details of Remuneration to Auditors :**

		2006-07 Rs. Crore	2005-06 Rs. Crore
(a)	For Audit Fees	**0.42**	0.21
(b)	For Tax Audit	**0.08**	0.06
(c)	For Limited Review	**0.18**	0.09
(d)	For Other Services	**0.24**	0.14
(e)	For Reimbursement of out-of-pocket expenses	**0.01**	0.01
		0.93	0.51

5. **Quantitative Information :**

		2006-07 kWh (million)	2005-06 kWh (million)
(a)	Generation and Supply of Electricity:		
	(i) Generation of Energy	**5,787**	5,548
	(ii) Purchase of Energy [excluding 4,026 (3,899) kWh (million) from Generating Station]	**4,461**	3,921
	(iii) Sale of Energy	**8,743**	8,064
(b)	Wind Mill Project:		
	(i) Generation of Energy	**23**	23
	(ii) Sale of Energy	**23**	23

(c) Elastimold Division :

(in Nos)

		Licensed Capacity		Installed Capacity		Actual Production	
		2006-07	2005-06	2006-07	2005-06	2006-07	2005-06
(i)	Stress Cones	**25,000**	25,000	**12,000**	12,000	-	-
(ii)	Modules	**80,000**	80,000	**36,000**	36,000	-	-
(iii)	Cable head Termination	**500**	500	**500**	500	-	81
(iv)	Terminations and Joints	**10,000**	10,000	**10,000**	10,000	-	49

		2006-07 Rs. Crore	2005-06 Rs. Crore
6. (a)	**C.I.F. Value of Imports:**		
	(i) Components and Spare parts	**4.86**	38.23
	(ii) Fuel-Coal	**107.00**	117.65
	(iii) Other Materials (including EPC contract materials)	**646.29**	12.08
	(iv) Capital Goods	**43.51**	53.21
		801.66	221.17
(b)	Expenditure in Foreign Currency:		
	(i) Professional and Consultation Fees	**2.91**	23.45
	(ii) Interest and Other Charges	**145.17**	74.81
	(iii) Others	**0.41**	1.68
		148.49	99.94

(c) Value of components, stores and spare parts consumed: (including fuel consumed)

	2006-07 Value Rs. Crore	2006-07 % to Total Consumption	2005-06 Value Rs. Crore	2005-06 % to Total Consumption
Imported	**145.57**	**15.02**	134.96	16.05
Indigenous	**823.79**	**84.98**	706.16	83.95
	969.36	**100.00**	841.12	100.00

(d) The Company has not made any remittance in foreign currency on account of dividends during the year and does not have information as to the extent to which remittances in foreign currencies on account of dividends have been made by or on behalf of non-resident shareholders. The particulars of dividends (after deducting tax) on account of non-resident shareholders are as under:

Final Dividend:	**2006-07**	2005-06
(i) Number of Non-Resident shareholders	**2,676**	2,581
(ii) Number of shares held by them	**3,66,83,313**	3,74,79,075
(iii) Amount of dividend	Rs. 13.94 crore (Dividend for the Year 2005-06 on Equity Shares)	Rs. 5.25 crore (Dividend for the Year 2004-05 on Equity Shares)

Interim dividend for Quarter	No. of non resident shareholders		No. of shares held by them		Amount of dividend (Rs. crore)	
	2006-07	2005-06	**2006-07**	2005-06	**2006-07**	2005-06
1.	-	2,562	-	4,15,17,717	-	4.98

(e) Earnings in Foreign Exchange:

	2006-07 **Rs. crore**	2005-06 Rs. crore
Sale of Material	**0.02**	0.34
	0.02	0.34

7. Related Party Disclosure

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the Company's related parties and transactions are disclosed below:

(a) Parties where control exists: Nil *

(b) Other related parties with whom transactions have taken place during the year :

(i) Subsidiaries
- (a) Reliance Global Fund and Investments Ltd. (RGFIL) w.e.f. October 26, 2006.
- (b) Reliance Energy Transmission Ltd.(RETL) w.e.f. October 6, 2006
- (c) Reliance Projects Finance Pvt. Ltd.(RPFPL) w.e.f. October 26, 2006
- (d) Reliance Fund and Leasing Pvt. Ltd.(RFLPL) w.e.f. October 26, 2006
- (e) BSES Kerala Power Ltd. (BKPL) w.e.f. November 20, 2006
- (f) Noida Global SEZ Pvt. Ltd. (NGSPL) w.e.f. January 6, 2007
- (g) Mumbai Metro One Pvt. Ltd. (MMOPL) w.e.f. February 28, 2007

(ii) Associates
- (a) DS Toll Road Ltd. (DSTL) w.e.f. August 8, 2006
- (b) NK Toll Road Ltd. (NKTL) w.e.f. August 8, 2006
- (c) Reliance Energy Generation Ltd (REGL)
- (d) Reliance Infrastructure Engineers Pvt. Ltd. (RIEPL)
- (e) Reliance Infrastructure Ltd (RINL)
- (f) Reliance Last Mile Communications Pvt. Ltd. (RLMCPL)
- (g) Vidarbha Industries Power Ltd. (VIPL) w.e.f. June 9, 2006

(iii) Joint Ventures
- (a) BSES Rajdhani Power Ltd (BRPL)
- (b) BSES Yamuna Power Ltd (BYPL)
- (c) Tamil Nadu Industries Captive Power Company Ltd (TICAPCO)
- (d) Utility Powertech Ltd. (UPL)
- (e) BSES Kerala Power Ltd. (BKPL) upto November 19, 2006

(iv) Enterprises over which key management personnel have control
- (a) Reliance Natural Resources Ltd. (RNRL)
- (b) Reliance Communications Ltd. (RCL)
- (c) Reliance Energy Trading Ltd. (RETrL)
- (d) Reliance Communications Infrastructure Ltd. (RCIL)
- (e) Reliance Capital Ltd (RCapL)

(v) Key Management Personnel
- (a) Shri Anil D. Ambani
- (b) Shri Satish Seth
- (c) Shri S.C.Gupta
- (d) Shri J.P.Chalasani
- (e) Shri K.H.Mankad (upto October 19, 2005)

(c) Details of transactions and closing balance during the year:

Rs. Crore

	For the Year 2006-07 *(2005-06)*				
	Major Share Holders*	**Subsidiaries**	**Associates / Joint Ventures**	**Enterprises over which key management personnel have control**	**Key Management Personnel**
Profit and Loss Account Heads:					
a) Income:					
(i) Sale of Electricity	-	-	-	-	@
	-	-	-	-	
(ii) Gross Revenue of EPC, Contracts and Elastimold / (Sales reversal)	-	-	**(52.21)**	-	-
	-	-	*477.50*	-	-
(iii) Dividend Received	-	-	**0.99**	-	-
	-	-	*0.59*	-	-
(iv) Rent / Lease Rent earned	-	**0.22**	**0.12**	-	-
	-	-	*0.04*	-	-
(v) Interest earned	-	**3.43**	**3.17**	-	-
	-	-	*9.34*	-	-
(vi) Other Income	-	**2.20**	**4.81**	**1.05**	-
	-	-	*0.50*	-	-
b) Expenses:					
(i) Purchase of other items on revenue account	-	-	**41.15**	**145.43**	-
	-	-	*145.43*	*1.77*	-
(ii) Purchase of other items on capital account	-	-	**0.30**	-	-
	-	-	-	*2.52*	-
(iii) Receiving of Services	-	**1.00**	**11.72**	**16.80**	-
	14.92	-	*1.24*	*4.98*	-
(iv) Rent paid	-	-	**0.37**	-	-
	0.05	-	*0.37*	-	-
(v) Dividend paid	-	-	-	-	-
	24.02	-	-	-	-
(vi) Salaries, Commission and other benefits	-	-	-	-	**4.81**
	-	-	-	-	*4.77*
c) (i) Sundry Creditors/other liabilities for rendering services	-	-	**7.34**	**40.02**	-
	17.09	-	*10.39*	*4.29*	-
(ii) Investment in Equity	-	**154.17**	**261.98**	-	-
	-	-	*184.95*	-	-
(iii) Loans/ICDs Placed (Including accrued interest)	-	**3049.53**	**35.85**	-	-
	-	-	*124.73*	-	-
(iv) Subordinate Debts	-	-	**11.59**	-	-
	-	-	-	-	-
(v) Advance against Share Application Money	-	**7.50**	**57.05**	-	-
	-	-	*102.25*	-	-
(vi) Recoverable Expenses	-	**8.53**	**3.20**	**1.73**	-
	-	-	*0.95*	*0.03*	-
(vii) Sundry debtors	-	-	**167.63**	-	-
	-	-	*653.79*	-	-

Schedules Annexed to and Forming Part of the Accounts

	For the Year 2006-07 *(2005-06)*				
	Major Share Holders*	Subsidiaries	Associates / Joint Ventures	Enterprises over which key management personnel have control	Key Management Personnel
d) Contingent Liabilities (closing balances)					
Guarantees and Collaterals	-	1,229.70	251.45	70.00	-
	-	-	*2.45*	-	-
e) Transactions During the Year :					
(i) Guarantees and Collaterals provided	-	1,229.70	249.00	70.00	-
	-	-	-	-	-
(ii) Deposits Given to	-	3,000.45	2.50	-	-
	-	-	*349.15*	-	-
(iii) Deposits Returned by	-	40.54	1.75	-	-
	-	-	*352.28*	-	-
(iv) Recoverable Expenses:-					
(i) incurred for related parties	-	5.88	3.99	2.02	-
	-	-	*2.52*	*0.03*	-
(ii) incurred by related parties on our behalf	-	0.13	2.05	14.95	-
	-	-	*3.16*	-	-
(v) Investment in Equity Shares	-	129.89	101.29	-	-
	-	-	*0.01*	-	-
(vi) Advance against Share Application Money	-	7.50	57.05	-	-
	-	-	*14.00*	-	-
(vii) Purchase of Investments	-	-	-	-	-
	0.03	-	-	-	-
(viii) Redemption of Investments in Debentures	-	-	-	-	-
	-	-	*292.00*	-	-

@ Rs Nil (Rs. 18,310)

Figures in italics represent previous year

* There are no parties in the current year which classify as "Parties where control exists". Following are the parties which were classified as "Parties where control exists" during the previous year namely (1) Erstwhile Reliance Energy Ventures Ltd. (REVL) (2) AAA Project Ventures Pvt Ltd. (AAAPVL) (3) Reliance Capital Ltd (RCapL). (4) Reliance Industries Ltd. (RIL). (5) Reliance Power Ventures Ltd (RPVL). (6) Reliance Industrial Investments and Holding Ltd (RIIHL).

(d) Details of Material Transactions with Related Party

(i) Guarantees and Collaterals provided to REGL Rs. 249.00 crore (Rs. Nil), NGSPL Rs. 1,225.00 crore (Rs. Nil), Deposit Given to RGFIL Rs. 1,030.00 crore (Rs. Nil), RPFPL Rs. 1,070.30 crore (Rs. Nil), RFLPL Rs. 900.15 crore (Rs. Nil), RINL Rs. 2.50 crore (Rs. 349.15 crore), Deposit Returned by BKPL Rs. 33.54 crore (Rs. Nil), RINL Rs. 1.75 crore (Rs. 336.62 crore), Recoverable Expenses Incurred for RNRL Rs. 1.85 crore (Rs. Nil), RIEPL Rs. 1.25 crore (Rs. Nil) NGSPL Rs. 3.57 crore (Rs. Nil), MMOPL Rs. 2.17 crore (Rs. Nil), BRPL Rs 0.86 crore (Rs. 0.99 crore), BYPL Rs. 0.52 crore (Rs. 0.01 crore), REGL Rs. 0.45 crore (Rs. 0.01 crore) and UPL Rs. 0.01 crore (Rs. 1.15 crore), Recoverable Expenses incurred by BYPL Rs. 1.84 crore (Rs. Nil), RNRL Rs. 14.95 crore (Rs. Nil), REGL Rs. Nil (Rs. 2.09 crore), BRPL Rs. 0.20 crore (Rs. 0.76 crore) Investment in Equity Shares of REGL Rs. 100.07 crore (Rs. Nil), BKPL Rs. 123.53 crore (Rs. Nil), RIEPL Rs. Nil (Rs. @@), Advance against Share Application Money paid to RIEPL Rs. 49.99 crore (Rs. Nil), VIPL Rs. 7.05 crore (Rs. Nil), MMOPL Rs. 7.50 crore (Rs. Nil), REGL Rs. Nil (Rs. 14.00 crore), Purchase of Investments from erstwhile REVL Rs. Nil (Rs. 0.03 crore) (@@=Rs. 50,000)

(ii) Gross Revenue of EPC, Contracts and Elastimold / Sales reversal from BRPL Rs. -51.80 crore (Rs. 326.02 crore) and BYPL Rs. -0.41 crore (Rs. 151.47 crore), Dividend Received from UPL Rs. 0.99 crore (Rs. 0.59 crore), Rent / Lease Rent earned from UPL Rs. 0.12 crore (Rs. Nil); MMOP Rs. 0.22 crore (Rs. Nil), RINL Rs. Nil (Rs. 0.01 crore), BKPL Rs. 0.01 crore (Rs. 0.01 crore) and BYPL Rs. Nil (Rs. 0.03 crore), Interest earned from BKPL Rs. 3.43 crore (Rs. 6.02 crore), and RINL Rs. 2.05 crore (Rs. 3.32 crore), Other Income NGSPL Rs. 2.16 crore (Rs. Nil), RETrL

Rs. 1.05 crore (Rs. Nil), DSTL Rs. 1.50 crore (Rs. Nil), NKTL Rs. 1.50 crore (Rs. Nil), REGL Rs. 1.31 crore (Rs. Nil) and RINL 0.50 crore (Rs. 0.50 crore).

(iii) Purchase of items on revenue account UPL Rs. 26.96 crore (Rs. 28.02 crore), RNRL Rs. 145.43 crore (Rs. Nil) Purchase of other.items on Capital account from UPL Rs. 0.30 crore (Rs. Nil), Receiving of Services from UPL Rs. 11.30 crore (Rs. Nil), RNRL Rs. 5.43 crore (Rs. Nil), RIL Rs. Nil (Rs. Rs.14.92 crore), RINFO Rs Nil (Rs. 4.97 crore), RINL Rs. 0.42 crore (Rs. 1.24 crore) and Rent paid to RINL Rs. 0.37 crore (Rs. 0.37 crore) and REVL Rs. Nil (Rs. 0.05 crore).

(iv) Salaries, Commission and Other Benefits paid / payable to Shri Anil D. Ambani Rs. 2.62 crore (Rs. 2.40 crore), Shri Satish Seth Rs. 1.27 crore (Rs. 1.21 crore), Shri K.H. Mankad Rs. Nil (Rs. 0.16 crore), Shri S.C.Gupta Rs. 0.51 crore (Rs. 0.55 crore) and Shri J.P.Chalasani Rs. 0.41 crore (Rs. 0.44 crore).

(v) Dividend paid to RPVL Rs. Nil (Rs. 18.30 crore), RIIHL Rs. Nil (Rs. 2.20 crore) and RCL Rs. Nil (Rs. 3.12 crore).

8. Segment wise Revenue, Results and Capital Employed

Basis of Preparation: The Company operates in two Business Segments: Sale of Electrical Energy and EPC and Contracts. Business segments have been identified as reportable Primary Segments in accordance with Accounting Standard-17, issued by the Institute of Chartered Accountants of India, taking into account the organization and internal reporting structure as well as evaluation of risks and returns from these segments. The inter segment pricing is effected at cost. Segment Accounting Policies are in line with the accounting policies of the Company.

In the case of Electrical Energy, the Company operates a 500 MW Thermal Power Station at Dahanu, a 220 MW combined cycle power plant at Samalkot, a 48 MW combined cycle power plant at Mormugao, a 7.59 MW Windfarm at Chitradurga and also purchases power from a third party and supplies the power through the Company's own distribution grid. The Company supplies power to Residential, Industrial, Commercial and Other Consumers. EPC and Contracts segment render comprehensive value-added services in construction, erection and commissioning.

Geographical Segments: The Company's operations are mainly confined within India. The Company does not have material earnings outside India. As such there are no reportable geographical segments.

Information about Business Segments - Primary

Rs. Crore

Particulars	Sale of Electrical Energy	EPC and Contracts	Other Operations	Year ended March 31, 07	Sale of Electrical Energy	EPS and Contracts	Other Operations	Year ended March 31, 06
External Sales	3,741.79	2,094.56	0.27	**5,836.62**	3,249.96	865.46	5.15	4,120.57
Inter-segment sales	-	(0.30)	-	**(0.30)**	-	(0.15)	-	(0.15)
Total Revenue	3,741.79	2,094.26	0.27	**5,836.32**	3,249.96	865.31	5.15	4,120.42
Result								
Segment Result	323.49	122.62	0.01	**446.12**	363.71	121.56	3.58	488.85
Unallocated Income net of unallocable expenses	-	-	-	**76.59**	-	-	-	22.84
Interest Income [net of interest Expense]	-	-	-	**349.66**	-	-	-	269.78
Profit before taxation	-	-	-	**872.37**	-	-	-	781.47
Taxes	-	-	-	**70.92**	-	-	-	131.13
Profit after Tax	-	-	-	**801.45**	-	-	-	650.34
Other Information								
Segment Assets	4,087.00	1,397.68	1.81	**5,486.49**	3,792.66	1,326.37	2.19	5,121.22
Unallocated Corporate Assets	-	-	-	**12,944.17**	-	-	-	9,462.56
Total Assets	-	-	-	**18,430.66**	-	-	-	14,583.78
Segment Liabilities	1,244.64	975.36	-	**2,220.00**	724.73	965.47	-	1,690.20
Unallocated Corporate Liabilities	-	-	-	**6,868.76**	-	-	-	5,018.30
Total Liabilities	-	-	-	**9,88.76**	-	-	-	6,705.50
Capital Expenditure	529.09	3.95	-	**533.04**	350.10	3.51	-	353.61
Depreciation	297.37	2.69	0.04	**300.10**	415.25	2.53	0.05	417.83
Non Cash expenses other than depreciation	-	-	-	-	-	-	-	-

9. Deferred Taxation:

Computation of Deferred Tax Asset / Liability:

		As at 31-03-2007 Rs. crore	As at 31-03-2006 Rs. crore
1.	Deferred Tax Liability on account of:		
	Depreciation Difference	265.91	248.53
	Total:	265.91	248.53
2.	Deferred tax asset on account of:		
	(i) Provisions	33.89	43.79
	(ii) Disallowance u/s 40(a)	0.73	0.67
	Total:	34.62	44.46
	Net Deferred Tax Liability	231.29	204.07

The above calculations are based on assessment orders passed and where no assessment order is passed on the basis of return of Income filed.

The current year's deferred tax movement includes Rs. 0.07 crore deferred tax asset transferred on account of amalgamation of Reliance Energy Ventures Ltd. (Refer note 15)

10. Standby Charges:

a) In the matter of standby charges, Maharashtra Electricity Regulatory Commission had passed an order dated May 31, 2004 as under:

   i. The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit and Loss Account up to March 31, 2005.

   ii. The Tata Power Company Ltd. (TPC) to refund an amount of Rs. 321.13 crore (net of interest of Rs. 1.17 crore) to the Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

b) The Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

c) Both TPC and the Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

d) While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:

   i. The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs. 500 crore.

   ii. TPC to refund Rs. 354 crore (inclusive of interest of Rs. 15 crore upto March 31, 2004) to the Company plus interest at 10% p.a. commencing from April 1, 2004 till the date of payment.

e) TPC filed an appeal in the Hon'ble Supreme Court being Appeal No. 415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee in the sum of Rs. 227 crore and, in addition, deposit a sum of Rs. 227 crore with the Registrar General of the Court which may be withdrawn by the Company subject to the Company giving an undertaking that in the event of the appeal being decided against the Company, wholly or in part, the amount as may be found refundable by the Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Company accordingly withdrew the amount of Rs. 227 crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Company has not accounted for the reduction in standby charges liability of Rs. 15.60 crore as well as interest amount determined by ATE as payable by TPC to the Company.

11. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Company.

12. The Company has, based on a valuation made by approved valuers, revalued as at April 1, 2003 the plant and machinery located at Dahanu. The revaluation of the same has been based on the technological obsolescence, the year of purchase, the maintenance levels and the currency and customs duty variations as applicable. The resultant appreciation aggregating Rs. 752.17 crore has been added to the Gross Block of the Fixed Assets and credited to Revaluation Reserve. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 54.24 crore (Rs. 64.38 crore) which was hitherto being withdrawn from General Reserve, is now withdrawn from Revaluation Reserve which does not have impact on the profit for the year.

13. (a) The names of small-scale industries to which the Company owes sums, which are outstanding for more than 30 days at the Balance Sheet date, computed on a division-wise basis, are:

ADS Corporation	Agnice Fire Protection	Aisha Transmission Project
Anupam Industries Ltd.	Chennai Radha Engg. Works Pvt. Ltd.	Dhananjay Ind. Engg. Ltd.
Finecab Wires and Cables Pvt. Ltd.	G J Metal Industries	General Mechanical Works
Hari Consolidated Pvt. Ltd.	Intra Vidyut Ltd.	Kotsons Pvt. Ltd.
Mahaveer Electro Mech Pvt. Ltd.	Mansfield Cable co.	Mass Tech Controls Pvt. Ltd.
Mohan Concrete Udyog	Ovis Equipments P Ltd.	Perfect Chloro System
Premier Electrical and Constructions Pvt. Ltd.	Reliable Electricals	Rohini Ind. Electricals
Sarvana Insulators Ltd.	Sertel Elec. Pvt. Ltd.	Shree Sainath Fibres Pvt. Ltd.
Shree Shyam Prestressed Industry	Shreem Capacitors Pvt. Ltd.	SIO Vassundhara Int. Pvt. Ltd.
Yamuna Gases and Chemicals Ltd.	Agnice Fire Protection	

The above information and that given in Schedule 8- "Current Liabilities And Provisions" regarding small-scale industrial undertakings has been determined to the extent such parties have been identified and is based on the information available with the Company regarding the status of the Suppliers as defined under the "Interest on Delayed Payment to Small Scale and Ancillary Industrial Undertakings Act 1993". Unpaid interest as on March 31, 2007 Rs. Nil (Rs. Nil). The terms of credit specify that the payments are due only after 30 days or above in case of the above mentioned parties. This has been relied upon by the auditors.

(b) Based on the information and records available with the Company, there are no companies which fall under the categories defined under Micro, Small and Medium Enterprises Development Act, 2006. This has been relied upon by the auditors.

14. The Company has allotted during the year 1,54,00,000 (face value Rs. 15.40 crore) equity shares on conversion of warrants issued during financial year 2005-06. Accordingly, the paid - up Equity Share Capital of the Company stands increased by Rs. 15.40 crore and the Share Premium account by Rs. 867.02 crore. The proceeds of the preferential allotment have been fully used for general corporate purpose.

15. Scheme of Amalgamation of Reliance Energy Ventures Limited (REVL) with the Company:

(a) Pursuant to the Board's approval dated January 3, 2006 and the sanction of the Hon'ble Mumbai High Court to the scheme of amalgamation, the assets and liabilities of the erstwhile Reliance Energy Ventures Limited (REVL) whose principal business was generation of electricity, were transferred to and vested with effect from the appointed date viz., July 17, 2006 in accordance with the Scheme so sanctioned. The Scheme has accordingly, been given effect to in the Accounts.

(b) The amalgamation has been accounted for under the "Pooling of Interest method" as prescribed by Accounting Standard 14 (AS-14) issued by the Institute of Chartered Accountants of India. Accordingly the assets, liabilities and other reserves of the erstwhile REVL as at July 17, 2006 have been taken over at their book values. As a result, reserves of the erstwhile REVL aggregating Rs. 7.34 crore have been credited to the General Reserves of the Company. There were no differences in the accounting policies of REVL and the Company.

(c) In terms of the Scheme, each shareholder of erstwhile REVL was entitled to receive 7.50 shares of Rs. 10 each fully paid up of the Company for every 100 equity shares held by them in erstwhile REVL as on the record date determined for the purpose. Accordingly, 9,17,34,781 shares of Rs. 10 each fully paid-up of the Company have been allotted to the shareholders of erstwhile REVL and 9,09,24,724 shares of the Company held by REVL as Investments have been cancelled. These equity shares rank pari-passu with the existing equity of the Company.

(d) The figures for the previous year do not include figures for the erstwhile REVL and accordingly the current year's figures are not comparable to those of the previous year.

16. Provision for Disputed matters:

Rs. Crore

	Rebate / Tariff matters (Refer note (a) below)	Direct Taxes (Refer note (b) below)	Total
Opening Balance	198	22	220
Add: Provision made	-	-	-
Less: Provision reversed	58	-	58
Closing Balance	140	22	162

(a) disputes relating to the rebates and / or tariff matters in respect of electricity business. No further information is given as the matters are sub-judice and may jeopardize the interest of the Company, and

(b) the disputed income tax liability of Rs. 22 crore which may arise on outcome of the appeals preferred by the tax authorities, the quantum whereof will be determined as and when appeals are disposed of.

17. Disclosure of Loans and Advances to Subsidiaries, Associates, Joint Ventures and Others (Pursuant to Clause 32 of the Listing Agreement) :

Rs. Crore

Sr. No.	Name	Amount Outstanding As at		Maximum amount Outstanding during the year	
		31.03.2007	31.03.2006	**2006-07**	2005-06
	Subsidiaries:				
1.	Reliance Energy Transmission Ltd. (w.e.f. October 6, 2006)	**0.03**	-	**0.34**	-
2.	BSES Kerala Power Ltd. (w.e.f. December 6, 2006)	**56.64**	-	**90.86**	-
3.	Noida Global SEZ Pvt. Ltd. (w.e.f. January 6, 2007)	**5.61**	-	**11.35**	-
4.	Mumbai Metro One Pvt. Ltd. (w.e.f. February 28, 2007)	**3.30**	-	**6.17**	-
5.	Reliance Global Fund and Investments Ltd	**1,028.50**	-	**1,030.00**	-
6.	Reliance Projects Finance Pvt. Ltd	**1,066.80**	-	**1,070.15**	-
7.	Reliance Fund and Leasing Pvt. Ltd	**898.15**	-	**900.15**	-
	Associates:				
1.	DS Toll Road Ltd. (w.e.f. August 8, 2006)	**1.59**	-	**3.18**	-
2.	NK Toll Road Ltd. (w.e.f. August 8, 2006)	**1.59**	-	**3.27**	-
3.	Reliance Energy Generation Ltd.	**1.65**	-	**3.37**	4.50
4.	Reliance Infrastructure Engineers Pvt. Ltd.	**2.21**	0.70	**5.30**	0.70
5.	Reliance Infrastructure Ltd.	**35.85**	35.10	**37.35**	168.41
	Joint ventures:				
1.	Tamil Nadu Industries Captive Power Company Ltd	**0.64**	0.62	**0.64**	0.62
2.	BSES Yamuna Power Ltd.	**0.04**	-	**1.90**	3.18
3.	BSES Rajdhani Power Ltd.	**0.88**	0.30	**1.90**	0.63
4.	Utility Powertech Ltd.	-	-	-	-
	Others:				
1.	Western Electricity Supply Co. of Orissa Ltd.	**-**	-	**-**	0.01
2.	Southern Electricity Supply Co. of Orissa Ltd.	**-**	-	**-**	5.68
3.	North Eastern Electricity Supply Co. of Orissa Ltd.	**-**	-	**-**	2.92

As at the year-end, the Company-

(a) has no loans and advances in the nature of loans, wherein there is no repayment schedule or repayment is beyond seven years and

(b) has no loans and advances in the nature of loans to firms / companies in which directors are interested.

18. Balances with Non-Scheduled Banks in Current Account:

Rs. crore

Sr. No.	Names of Non-Scheduled Banks	2006-07 As at 31-3-2007	2006-07 Maximum Balance	2005-06 As at 31-3-2006	2005-06 Maximum Balance
1.	The Air Corporation Employees Co-operative Bank Ltd.	**0.03**	**0.14**	0.01	0.14
2.	The Malad Sahakari Bank Ltd.	**0.10**	**0.29**	0.06	0.37
3.	Hindustan Co-operative Bank Ltd.	**0.16**	**0.31**	0.07	0.29
4.	Chembur Nagrik Sahakari Bank Ltd.	**0.18**	**0.63**	0.12	0.69
5.	Shri Arihant Co-operative Bank Ltd.	**0.25**	**0.46**	0.14	0.55
6.	The Sangli Sahakari Bank Ltd.	**0.02**	**0.29**	0.03	0.39
7.	Maratha Sahakari Bank Ltd.	**0.13**	**0.65**	0.09	0.62
8.	Sahyadri Sahakari Bank Ltd	**0.02**	**0.13**	0.02	0.11
9.	The City Co-operative Bank Ltd.	**0.06**	**0.21**	0.03	0.23
10.	Konkan Prant Sahakari Bank Ltd.	**0.05**	**0.24**	0.03	0.26
11.	Priyadarshani Mahila Co-operative Bank Ltd.	**0.03**	**0.08**	0.01	0.10
12.	The Vaishya Sahakari Bank Ltd.	**-**	**0.03**	0.03	0.22
13.	The C.K.P. Co-operative Bank Ltd.	**0.04**	**0.10**	0.01	0.07

14.	The Satara Sahakari Bank Ltd.	-	0.14	0.03	0.21
15.	Bhutan National Bank	0.02	0.03	0.13	0.68
16.	Nepal Bank Ltd.	0.02	0.29	0.30	0.30
17.	Excellent (Safe) Co-operative Bank Ltd.	0.15	0.38	0.09	0.30
18.	Dattatrya Maharaj Kalambe Jaoli Sahakari Bank Ltd. (Formerly know as Jaoli Sahakari Bank Ltd)	0.12	0.36	0.06	0.37
19.	UBS AG, London Branch				
	(a) In Current Account	0.29	1,610.64	-	-
	(b) In Deposit Account	1,068.83	1,069.02	-	-

19. Details of Purchase and Sale of Investments during the year:

Mutual Fund	No of Units	Purchase value Rs. crore
Reliance Liquidity Fund-Daily Dividend Reinvestment Option	541,78,35,659.340	5,419.52
Reliance Floating Rate Fund-Daily Dividend Reinvestment Option	74,32,53,673.525	747.85
Reliance Liquid Fund-Treasury Plan - Institutional Option - Daily Dividend Reinvestment Option	66,17,49,967.287	1,011.46
Standard Chartered Liquidity Manager-Plus-Daily Dividend	65,43,791.734	654.44
HDFC Cash Management Fund-Savings Plan-Daily Dividend Reinvestment Option	940,80,048.276	100.07
RMF-Gilt Securities Fund-Long Term-Retail Plan -Dividend Option	363,94,075.045	40.00
RMF-Income Fund - Retail Plan - Monthly Dividend Plan	593,34,179.226	65.00
Reliance Fixed Horizon Fund-II-Annual Plan-Series-I-Institutional Growth Plan	20,00,00,000.000	200.00
UTI Balanced Fund-Income-Reinvestment	31,52,144.203	6.87

20. Assets given on lease after April 1, 2001:

(A)

Rs. crore

Particulars	Total	Not later than one year	Later than one year but not later than five years	Later than five years
Gross Investment	0.28	-	-	-
Less: Unrealised finance income	0.13	-	-	-
Present value of minimum lease rentals	0.15	0.14	0.01	-

(B) General description of lease terms:

(i) Lease rentals are charged on the basis of agreed rate of interest.

(ii) Assets are given on lease for seven / ten years.

(iii) Miscellaneous Income includes income from leases of Rs. 0.16 crore.

21. a) Interest in Joint Ventures (other then Joint Ventures which are subsidiaries)

Company	Proportion of ownership interest as on March 31 2007	2006
Utility Powertech Ltd.	**19.78 %**	19.78 %
BSES Rajdhani Power Ltd.	**26.02 %**	26.02 %
BSES Yamuna Power Ltd.	**26.08 %**	26.08 %
BSES Kerala Power Ltd.	**100.00%**	19.01 %
Tamil Nadu Industries Captive Power Company Ltd.	**33.70%**	33.70%

b) The above joint venture companies are incorporated in India. The Company's share of the assets and liabilities as on March 31, 2007 and income and expenses for the year ended on that date are given below :

Rs. Crore

	Particulars	31.03.2007 (Audited)	31.03.2006 (Audited)
A	**Assets**		
	Long Term Assets	**945.13**	934.48
	Current Assets	**278.73**	350.76
	Total	**1,223.86**	1,285.24

Schedules Annexed to and Forming Part of the Accounts

B	**Liabilities**		
	Long Term Liabilities	**664.72**	600.24
	Current Liabilities and Provisions	**289.08**	370.45
	Total	**953.80**	970.69
C	**Contingent Liabilities**	**34.56**	28.44
D	**Capital Commitments**	**126.77**	168.66
E	**Income**	**1,104.09**	1,016.08
F	**Expenses**	**1,130.79**	986.20

The above figures do not include the share of the Assets, Liabilities, Income, Expenses, etc pertaining to the share holding of the Company's associates / group companies.

22. **Particulars of Derivative Instruments**

Sr. No.	Particulars of Derivative instruments acquired for hedging	No. of instruments	Value US $ million	Value Rs. crore
1.	Currency Swap	17	137	625
2.	Libor Based Callable Range Accrual	4	275	1,195
3.	Structured Options	1	50	217
4.	Cross Currency Swap	1	40	185
5.	Over night Interest Swap	1	-	25

a. No derivative instruments are acquired for speculation purposes

b. Foreign Currency exposures that are not hedged by derivative instruments or otherwise are (Rs. 2,498.93 crore) US$ 574.86 million.

23. Wage agreements with unionised employees expired on June 30, 2006 and a new agreement has been executed after the end of the financial year. Pending detailed computation of additional costs arising out of the new wage agreement with unionised employees and also pending final decision in respect of revision in officers remuneration with effect from April 1, 2006, a provision on an estimated basis has been made in the accounts for the current year.

24. During the current period, the Company has ventured into the domestic oil and gas business as a consortium partner. Pursuant to the Memorandum of Understandings with the consortium partners, the Company has charged its share of the bidding expenses of Rs. 14.95 crore to the Profit and Loss Account.

25. In view of the merger of REVL with the Company, and pursuant to the approval of the shareholders of REVL for waiver of the final dividend receivable from the Company for the year 2005-06 on 9,09,24,724 shares, the dividend payable (including tax on dividend) has been written back during the year to the Appropriation account.

26. Figures for the previous year have been regrouped/reclassified/rearranged wherever necessary to make them comparable to those for the current year. Figures in bracket indicate Previous Year's figures. '@'- represents figures less than Rs. 50,000 which have been shown at actuals in brackets with @.

For and on behalf of the Board

Anil D Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

J P Chalasani
Director (Business Development)

Gen. V P Malik
Director

S L Rao
Director

Dr. Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

Cash Flow Statement for the Year Ended March 31, 2007

			2006-07 Rs. Crore		2005-06 Rs. Crore
A.	**Cash Flow from Operating Activities:**				
	Profit before Taxation		**872.37**		781.47
	Adjustments for:				
	Depreciation (net of transfer from Reserve)	**240.06**		348.63	
	Interest and finance charges	**250.32**		191.88	
	(Profit) / Loss on sale/disposal of fixed assets (net)	**(4.87)**		(4.27)	
	Provision / (write back) of diminution in value of investments	**(22.68)**		(0.99)	
	Provision for doubtful debts / Advances / Deposits	**24.23**		-	
	Provision for leave encashment	**21.04**		5.37	
	Investment income	**(612.75)**		(481.94)	
	Exchange fluctuation in respect of financing activities (net)	**(48.85)**		24.17	
	Swap Income / Exchange fluctuation in respect of trade activities	**(35.70)**		(20.12)	
	(Profit) / Loss on sale of investments	**13.55**		(4.97)	
	Lease rentals	**-**	**(175.65)**	(0.09)	57.67
	Operating Profit before Working Capital Changes		**696.72**		839.14
	Adjustments for:				
	Trade and other receivables	**0.81**		(428.93)	
	Inventories	**18.39**		58.04	
	Trade payables	**556.22**	**575.42**	94.14	(276.75)
			1,272.14		562.39
	Income Taxes paid (net of refund)		**153.49**		181.52
	Net Cash from Operating Activities		**1,118.65**		380.87
B.	**Cash Flow from Investing Activities:**				
	Purchase/acquisition of fixed assets	**(533.04)**		(382.81)	
	Sale of fixed assets	**7.16**		7.81	
	Purchase of investments	**(14,961.45)**		(17,949.50)	
	Advance against share application	**(26.22)**		(14.04)	
	Sale/redemption of investments	**13,651.43**		17,458.96	
	Loans and deposits (non-trade) (net)	**(5,713.53)**		(1,590.94)	
	Investment income	**725.68**		366.92	
	Net Cash from/ (used in) Investing Activities		**(6,849.97)**		(2,103.60)
C.	**Cash Flow from Financing Activities:**				
	Proceeds of Share Capital including share premium	**794.18**		987.93	
	Repayment of Debenture	**(60.00)**		-	
	Proceeds from borrowings [secured]	**(424.81)**		1,134.81	
	Proceeds from borrowings [unsecured]	**2,225.05**		75.00	
	Repayment of unsecured loans	**(100.00)**		(650.00)	
	Swap Income	**31.30**		24.33	
	Repayment of application money on debentures / deposits	**-**		(0.01)	
	Deposits and contributions from consumers	**25.62**		13.11	
	Interest and finance charges paid including FCCB Issue Expenses	**(183.82)**		(196.29)	
	Dividends paid on equity shares including tax	**(53.18)**		(58.74)	
	Lease rentals	**-**		0.12	
	Net Cash from Financing Activities		**2,254.34**		1,330.26
	Net Increase in cash and cash equivalents (A+B+C)		**(3,476.98)**		(392.47)
	Cash and cash equivalents as at the commencement of the year (Opening Balance)		**5,652.90**		6,045.37
	Cash and cash equivalents as at the end of the year (Closing Balance)		**2,175.92**		5,652.90
	Net (Decrease) / Increase as disclosed above		**(3,476.98)**		(392.47)

For and on behalf of the Board

Anil D Ambani
Chairman & Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

J P Chalasani
Director (Business Development)

Gen V P Malik
Director

S L Rao
Director

Dr Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No.	01530	State Code	011
Balance Sheet Date	31032007		

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	FCCB Conversion	NIL
Preferential Allotment	154000		

III. Position of Mobilisation and Deployment of Funds (Amounts in Rs. Thousands)

Total Liabilities	154534830	Total Assets	154534830
Sources of Funds		**Application of Funds**	
Paid-up Capital	2285657	Net Fixed Assets	31043613
		Investments	25118841
Reserves & Surplus	91106634	Net Current Assets	98372376
Secured Loans	14350000	Miscellaneous Expenditure	NIL
Unsecured Loans	44233176		
Service Line & Security Deposits	246424		
Deferred Tax Liability	2312939		

IV. Performance of Company (Amount in Rs. Thousands)

Turnover	65752534	Total Expenditure	57028839
Profit before Tax	8723695	Profit after Tax	8014431
(Please tick appropriate box + for profit, - for loss)			
Earnings per Share (Rs.)	37	Dividend Rate %	53

V. Generic names of the three principal products/Services of company (as per monetary terms)

Item Code	N.A.
Product Description	DISTRIBUTION OF POWER
	GENERATION OF POWER
	CONTRACTING

Statement pursuant to section 212 of the Companies Act, 1956 relating to company's Interest in the Subsidiary Companies

	Name of Subsidiary Company	BSES Kerala Power Limited	Reliance Global Fund and invest-ments Limited	Reliance Projects Finance Private Limited	Reliance Fund and Leasing Private Limited	Reliance Energy Transmi-sion Limited	Noida Global SEZ Private Limited	Mumbai Metro One Private Limited
1	The Financial Year of the Subsidiary Companies ended on	28-02-07	31-03-07	31-03-07	31-03-07	31-03-07	31-03-07	31-03-07
2	Date from which they became Subsidiary Companies	20-11-06	26-10-06	26-10-06	26-10-06	06-10-06	06-01-07	28-02-07
3 a.	Number of Equity of shares of the face value of Rs. 10 each fully paid-up held by the Company on the above date	12,77,60,000	21,00,000	21,10,000	21,10,000	25,500	5,100	6,900
b.	Extent of Interest of holding Company at the end of the financial year of the Subsidiary Companies	100%	100%	100%	100%	51%	51%	69%
4	The net aggregate amount of the Subsidary Companies Profit/(loss) so far as it concerns the members of the Holding Company							
a.	Not dealt with in the Holding Company's accounts:							
	i) For the financial year ended March 31, 2007	-	-	-	-	(0.00)	(0.00)	-
	ii) For the previous Financial years of the Subsidiary Companies since they became the Holding Company's subsidiaries				Not Applicable			
b.	Dealt with in Holding Company's accounts:							
	i) For the financial year ended March 31,2006	9.82	4.93	4.90	4.90	(0.01)	(0.01)	-
	ii) For the previous Financial year of the Subsidiary Companies since they became the Holding Company's subsidiaries				Not Applicable			

Note : 1. Figures in bracket represent losses.

For and on behalf of the Board
Anil D Ambani
Chairman and Managing Director
Satish Seth
Executive Vice Chairman
S C Gupta
Director (Operations)
Place: Mumbai
Date: April 25, 2007

J P Chalasani
Director (Business Development)
Gen. V P Malik
Director
S L Rao
Director

Dr. Leena Srivastava
Director
V R Galkar
Director
Ramesh Shenoy
Company Secretary

To the Board of Directors of Reliance Energy Limited on the Consolidated Financial Statements of Reliance Energy Limited

1. We have audited the attached consolidated Balance Sheet of Reliance Energy Limited (the Company) and its subsidiaries (together referred to as the Group) as at March 31, 2007, the related consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date annexed thereto, which we have signed under reference to this report. These consolidated financial statements are the responsibility of Company's Management and have been prepared by the Management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of subsidiaries and joint ventures Reliance Global Fund Investment Limited, Reliance Projects Finance Private Limited, Reliance Fund and Leasing Private Limited, BSES Kerala Power Limited, Noida Global SEZ Private Limited, Mumbai Metro One Private Limited, Utility Powertech Limited, BSES Rajdhani Power Limited, BSES Yamuna Power Limited and Tamil Nadu Industries Captive Power Company Limited, whose financial statements reflect the Group's share of total assets of Rs. 4,646.58 crore as at March 31, 2007 and the Group's share of total revenue of Rs. 1,189.08 crore and net cash outflows amounting to Rs. 3.99 crore for the year ended on that date as considered in the consolidated financial statements, and the associates Reliance Energy Generation Limited, Reliance Infrastructure Engineers Private Limited, Reliance Infrastructure Limited, Reliance Last Mile Communications Private Limited and Vidharbha Industries Power Limited whose financial statements reflect the Group's share of net profit/loss upto and for the year ended March 31, 2007 of Rs. 5.08 crore as considered in the consolidated financial statements. These financial statements and other information of the subsidiaries, joint ventures and associates have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates is based solely on the reports of other auditors.

4. We report that the consolidated financial statements have been prepared by the Company's Management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interest in Joint Ventures issued by the Institute of Chartered Accountants of India.

5. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on other financial information of the components, in our opinion and to the best of our information and according to the explanation given to us, the attached consolidated financial statements give, a true and fair view in conformity with the accounting principles generally accepted in India:

   a) in the case of the consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2007;

   b) in the case of the consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

   c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For Price Waterhouse	**For Chaturvedi & Shah**
Chartered Accountants	Chartered Accountants
Partha Ghosh	**C D Lala**
Partner	Partner
Membership No. 55913	Membership No. 35671
Mumbai	Mumbai
April 25, 2007	April 25, 2007

Consolidated Balance Sheet as at March 31, 2007

	Schedule	As at 31-03-2007 Rs. Crore	Rs. Crore
I. Sources of Funds			
(1) Shareholders' Funds			
(a) Share Capital	1	228.57	
(b) Reserves and Surplus	2	9,305.81	
			9,534.38
(2) Minority Interest			0.01
(3) Loan Funds			
(a) Secured Loans	3	2,206.99	
(b) Unsecured Loans	4	4,423.42	
			6,630.41
(4) Deferred Tax Liability (net) (Refer Note 6)			251.07
(5) Service Line Deposits from Consumers			24.64
			16,440.51
II. Application of Funds			
(1) Fixed Assets	5		
(a) Gross Block		7,555.80	
(b) Less: Depreciation		3,573.26	
(c) Net Block		3,982.54	
(d) Capital Work-in-Progress		397.49	4,380.03
(2) Incidental Expenditure Pending Allocation / Capitalisation	6		11.82
(3) Investments	7		5,222.19
(4) Current Assets, Loans and Advances	8		
(A) Current Assets			
(a) Inventories		383.18	
(b) Sundry Debtors		1,211.41	
(c) Cash and Bank Balances		2,226.33	
(d) Other Current Assets		362.43	
(B) Loans and Advances		5,916.00	
		10,099.35	
Less: Current Liabilities and Provisions	9		
(a) Current Liabilities		2,533.36	
(b) Provisions		739.52	
		3,272.88	
Net Current Assets			6,826.47
			16,440.51
Notes forming part of the Consolidated Accounts	17		

As per our attached Report of even date

For Price Waterhouse
Chartered Accountants

Partha Ghosh
Partner
M.No.: 55913

For Chaturvedi & Shah
Chartered Accountants

C D Lala
Partner
M.No. : 35671

Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board

Anil D Ambani
Chairman & Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

J P Chalasani
Director (Business Development)

Gen. V P Malik
Director

S L Rao
Director

Dr. Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

Consolidated Profit and Loss Account for the Year Ended March 31, 2007

	Schedule	2006-07 Rs. Crore	2006-07 Rs. Crore
Income			
Gross Earnings from sale of Electrical Energy		3,720.76	
Less: Discount for prompt payment of bills		9.88	
Add: Share in Joint Ventures		1,008.12	
			4,719.00
Income of EPC, Contracts and Elastimold Divisions	10		2,129.86
Other Income	11		925.67
			7,774.53
Expenditure			
Cost of Electrical Energy purchased (net)		1,532.43	
Add: Share in Joint Ventures		806.37	2,338.80
Cost of Fuel		990.07	
Add: Share in Joint Ventures		7.34	997.41
Tax on Electricity			124.62
Generation, Distribution, Administration and Other Expenses	12		835.53
Expenditure of EPC, Contracts and Elastimold Divisions	13		2,002.17
Interest and Finance Charges	14		313.02
Depreciation		310.39	
Less: Transferred from Revaluation Reserve (Refer Note 8)		54.24	
Less: Transferred from Service Line Contribution		5.80	
Add: Share In Joint Ventures (net of amount transferred to APDRP Grant Rs. 0.52 crore and Service Line Contribution Reserve Rs. 1.72 crore)		52.86	303.21
			6,914.76
Profit before Tax, Share in Associates and Minority Interest			**859.77**
Provision for Taxation:			
Current Tax		91.36	
Wealth Tax		0.15	
Deferred Tax (net)		29.20	
Fringe Benefit Tax		4.84	
Tax Adjustments for earlier years (net)		(51.13)	74.42
Share in Joint Ventures			
Current Tax		1.66	
Wealth Tax		0.01	
Deferred Tax (net)		(52.90)	
Fringe Benefit Tax		0.65	
Tax Adjustments for earlier years (net)		(0.05)	(50.63)
Profit after Tax but before Shares in Associates and Minority Interest			**835.98**
Share of Profit / (Loss) of Associates for the year (net)			(1.49)
Minority Interest			(0.01)
Profit after Tax, Shares in Associates and Minority Interest			**834.48**
Balance of Profit brought over from previous year		304.78	
Add: Share in Joint Ventures		(19.86)	284.92
Less: Statutory Reserves and other Appropriations	15		11.41
Amount available for Distribution and Appropriations			**1,107.99**
APPROPRIATIONS			
Interim Dividend on Equity Shares (including share of Joint Ventures Rs. 0.40 crore)			0.40
Proposed Final Dividend on Equity Shares (including share of Joint Ventures Rs. 0.40 crore)			121.52
Dividend on Equity Shares (Including Tax on Dividend) for previous year (Refer Note 16)			(39.40)
Corporate Tax on dividends (including share of Joint Ventures Rs. 0.06 crore)			20.64
Transfer to Debenture Redemption Reserve			4.39
Transfer to General Reserve (including share of joint venture Rs. 0.89 crore)			600.89
Balance carried to Balance Sheet (net of share of loss in joint ventures Rs. 27.32 crore)			399.55
			1,107.99
			Rupees
Earnings per Equity Share (Face Value of Rs. 10 per share)	16		
Basic			38.74
Diluted			37.74
Notes forming part of the Consolidated Accounts	17		

As per our attached Report of even date
For Price Waterhouse
Chartered Accountants
Partha Ghosh
Partner
M.No.: 55913
For Chaturvedi & Shah
Chartered Accountants
C D Lala
Partner
M.No. : 35671
Place: Mumbai
Date: April 25, 2007

For and on behalf of the Board
Anil D Ambani
Chairman & Managing Director
Satish Seth
Executive Vice Chairman
S C Gupta
Director (Operations)
J P Chalasani
Director (Business Development)
Gen. V P Malik
Director
S L Rao
Director

Dr. Leena Srivastava
Director
V R Galkar
Director
Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

		As at 31-03-2007 Rs. Crore
Schedule 1 - Share Capital		
(a) Authorised -		
25,00,00,000	Equity Shares of Rs. 10 each	250.00
80,00,000	Equity Shares of Rs. 10 each with differential rights	8.00
155,00,00,000	Cumulative Redeemable Preference Shares of Rs. 10 each	1,550.00
4,20,00,000	Unclassified Shares of Rs. 10 each	42.00
		1,850.00
(b) Issued -		
23,01,22,316	Equity Shares of Rs. 10 each	230.12
Add: 9,17,34,781	Shares issued and allotted pursuant to the Scheme of Amalgamation	91.73
Less: 9,09,24,724	Shares cancelled as per the scheme of Amalgamation as approved by the Hon'ble High Court (Refer Note 11)	90.92
		230.93
(c) Subscribed -		
22,77,20,251	Equity Shares of Rs.10 each fully paid up	227.72
Add: 9,17,34,781	Shares issued and allotted pursuant to the Scheme of Amalgamation	91.73
	Less: 9,09,24,724 Shares cancelled as per the scheme of Amalgamation as approved by the Hon'ble High Court (Refer Note 11)	90.92
Add:	Forfeited Shares - Amounts Originally paid up	0.04
		228.57

Of the above Equity Shares -

(i)	1,38,400	Shares were allotted as fully paid up pursuant to a contract without payment being received in cash
(ii)	80,96,070	Shares were allotted as fully paid up Bonus Shares by capitalisation of Rs. 1,70,020 from Share Premium Account and Rs. 8,07,90,680 from General Reserve
(iii)	8,36,790	Shares were allotted on conversion of 7% `B' Class Convertible Debentures
(iv)	56,100	Shares were allotted on conversion of 8.5% `F' Class Convertible Debentures
(v)	4,59,92,760	Shares were allotted on conversion of 12.5% Fully Convertible Debentures
(vi)	5,39,87,736	Shares were allotted on conversion of 15% Fully Convertible Debentures
(vii)	2,60,41,650	Shares were issued by way of Global Depository Receipts (GDR) through an international offering in U.S.Dollars. [Out of which outstanding GDRs as at March 31, 2007 - 17,88,223]
(viii)	2,36,81,626	Shares were issued by way of GDRs on conversion of Foreign Currency Convertible Bonds (FCCB)
(ix)	3,06,09,622	Shares were issued on Preferential allotment
(x)	3,56,77,228	Shares were issued on conversion of Warrants (Refer Note 10)
(xi)	8,10,057	Shares were issued on merger with Reliance Energy Ventures Limited (Refer Note 11)

Schedules Annexed to and Forming Part of the Consolidated Accounts

	As at 31-03-2007 Rs. Crore	Rs. Crore
Schedule 2 - Reserves and Surplus		
(a) Capital Reserves -		
1. Capital Redemption Reserve :		
Balance as on 01.04.2006		114.34
2. Service Line Contributions :		
(i) Prior to commencement of the Repealed Electricity (Supply) Act, 1948.		0.05
(ii) After the commencement of the Repealed Electricity (Supply) Act, 1948.		
Balance as on 01.04.2006	57.81	
Add: Contributions during the year	24.52	
Less: Transfer to Profit and Loss Account	5.80	
		76.53
3. Sale proceeds of Fractional Equity Share Certificates and Dividends thereon @[Rs. 37,953]		@
4. Capital Reserve on Consolidation		18.78
(b) Share Premium Account -		
Balance as on 01.04.2006	4,431.73	
Add: Premium received on Preferential issue of Equity shares (Refer Note 10)	867.02	5,298.75
(c) Revaluation Reserve -		
On Revaluation of Fixed Assets (Refer Note 8)	752.17	
Less: Transfer to Profit and Loss Account (Refer Note 8)	54.24	697.93
(d) Statutory Reserves -		
1. Contingencies Reserve:		
Balance as on 01.04.2006	75.45	
Add: Transfer from Profit and Loss Account	11.41	86.86
2. Development Reserve Account No.1 (Represents Development Rebate Reserve admissible under the Income-tax Act)		1.69
3. Development Reserve Account No.2 (Represents Investment Allowance Reserve admissible under the Income-tax Act)		18.97
4. Debt Redemption Reserve:		2.30
(e) Other Reserves -		
1. Debenture Redemption Reserve		
Balance as on 01.04.2006	102.54	
Add: Transfer from Profit and Loss Account	4.39	106.93
2. Rural Electrification Scheme Reserve		0.11
3. Reserve to augment production facilities		0.04
4. Reserve for Power Project		100.00
5. Development Reserve Account No. 3		140.88
(f) General Reserve -		
Balance as on 01.04.2006	1,498.67	
Add: Transfer from Profit and Loss Account	600.00	
Add: Transfer on Amalgamation (Refer Note 11)	7.34	2,106.01
(g) Profit and Loss Account		426.87
(h) Share in Joint Ventures		108.77
		9,305.81

	As at 31-03-2007 Rs. Crore
Schedule 3 - Secured Loans	
Debentures -	
6.35% - 25,000 Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on July 28, 2013]	250.00
(Refer Note (a) below) 6.70% - 12,500 Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on August 19, 2018] (Refer Note (a) below)	125.00
5.95% - 10,000 Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on July 28, 2013] (Refer Note (a) below)	100.00
5.60% - 15,000 Non Convertible Debentures of the face value of Rs. 1 lakh each [Redeemable at par on July 28, 2013] (Refer Note (a) below)	150.00
Term Loan -	
Working Capital Loan from Banks (Refer Note (b) below)	833.27
Rupee Loan (Refer note (c) below)	59.78
Foreign Currency Loan (Refer note (c) below)	18.04
Loan Against Fixed Deposit	6.08
Share in Joint Ventures (Refer note (d) below)	664.82
	2,206.99

Notes:

Security:

(a) Non Convertible Debentures are secured on Parent Company's certain fixed assets, present and future, by way of a first charge, ranking pari passu with the charges created and / or to be created in favour of the Parent Company's existing and proposed Lenders.

(b) Working capital loans are secured by way of first charge on Parent Company's :

(i) hypothecated stock-in-trade of Mumbai and Dahanu and

(ii) Book debts, Other Current Assets and lien on Fixed Deposit with Bank.

(c) for security clause with respect to BSES Kerala Power Ltd. refer note 2 (g)

(d) for security clauses with respect to Joint Ventures (BSES Rajdhani Power Ltd. and BSES Yamuna Power Ltd) refer note 2 (f)

	As at 31-03-2007 Rs. Crore
Schedule 4 - Unsecured Loans	
Loans -	
(a) Foreign Currency Convertible Bonds	800.18
(b) External Commercial Borrowing	3,623.14
(c) Inter Corporate Deposit	0.10
	4,423.42

Schedules Annexed to and Forming Part of the Consolidated Accounts

Schedule 5 - Fixed Assets

Rs. Crore

A. Fixed Assets	Gross Block (at Cost)						Depreciation						NET BLOCK
	Opening Block	*Additions on Acquisition of majority stake in Joint Controlled Entity	Additions during the year **	Dedn. / Adj. Sales during the year	Deductions on Acquisition of majority stake in Joint Controlled Entity	As at 31-Mar-07	Opening Block *	Additions on Acquisition of majority stake in Joint Controlled Entity	For the Year	Deductions During the year	Deductions on Acquisition of majority stake in Joint Controlled Entity	As at 31-Mar-07	As at 31-Mar-07
Goodwill On Consolidation	-	-	3.31	-		3.31	-	-	-	-	-	-	3.31
Intangible Assets ***	12.17		4.61	-		16.78	3.82	-	3.41	-		7.23	9.55
Land-Freehold	52.93	2.62	0.05	-		55.60	-	-	-	-		-	55.60
-Leasehold	18.60	-	0.09	-		18.69	3.48	-	0.30	-		3.78	14.91
Buildings and Roads	290.45	30.89	14.93	0.01		336.26	68.91	4.79	7.57	0.01		81.26	255.00
Plant and Machinery	4,143.42	498.41	222.05	31.23		4,832.65	2,329.99	132.29	248.10	29.14		2,681.24	2,151.41
Distribution Systems:													
(a) Overhead	56.59		5.66	0.09		62.16	37.41	-	2.52	0.08		39.85	22.31
(b) Underground	781.01		199.76	-		980.77	313.98	-	39.78	-		353.76	627.01
Vehicles	21.15	0.13	3.66	1.77		23.17	14.59	0.08	0.81	1.31		14.17	9.00
Furniture and Fixtures	72.23	0.71	9.71	1.63		81.02	46.40	0.32	6.91	1.47		52.16	28.86
Electrical Fittings and Apparatus	18.95	0.06	2.79	0.11		21.69	10.94	0.02	0.61	0.07		11.50	10.19
Refrigerators and Domestic Appliances	3.12		0.62	0.07		3.67	2.46	-	0.02	0.06		2.42	1.25
Total (A)	**5,470.62**	**532.82**	**467.24**	**34.91**		**6,435.77**	**2,831.98**	**137.50**	**310.03**	**32.14**	**-**	**3,247.37**	**3,188.40**
B. Leased Assets : Plant and Machinery Lease Adjustment	- -	28.57	-	-	-	28.57	-	5.87	0.54	-		6.41	22.16
Total (B)	**-**	**28.57**	**-**	**-**		**28.57**	**-**	**5.87**	**0.54**	**-**	**-**	**6.41**	**22.16**
Total (C) = (A) + (B)	**5,470.62**	**561.39**	**467.24**	**34.91**		**6,464.34**	**2,831.98**	**143.37**	**310.57**	**32.14**	**-**	**3,253.78**	**3,210.56**
Share in Joint Ventures (D)	1,056.73	-	143.07	1.65	106.69	1,091.46	296.01	-	55.10	1.06	30.57	319.48	771.98
Transferred to "Incidental expenditure pending allocation/ capitalisation (E)									0.18				
Grand Total (F) = (C) + (D) - (E)	**6,527.35**	**561.39**	**610.31**	**36.56**	**106.69**	**7,555.80**	**3,127.99**	**143.37**	**365.49**	**33.20**		**3,573.26**	**3,982.54**
(G) Capital Work in Progress (including share in Joint Ventures Rs.107.93 crore)** :-													397.49
Total (F) + (G)													4,380.03

* Represents balance as on April 1, 2006 of the Parent Company and the balance of the Subsidiary Companies as on the date of acquisition

** Includes Rs.0.76 Crore borrowing cost Capitalised. *** Consists of GIS Software

Schedules Annexed to and Forming Part of the Consolidated Accounts

	As at 31-03-2007 Rs. Crore
Schedule 6 - Incidental Expenditure Pending Allocation / Capitalisation	
Advertisement costs	0.81
Bank Guarantee Charges and Bank Charges	3.57
Electricity expenses	0.03
Office repairs and maintenance	0.13
Printing and stationery	0.04
Professional fees	1.67
Rates and taxes	0.05
Rent expenses	0.49
Salaries and other costs	1.53
Fringe benefit tax	0.03
Travelling and conveyance	0.27
Share Issue Expenses	1.06
Depreciation	0.18
Miscellaneous expenses	0.38
	10.24
Add : Share in Joint Venture	1.58
	11.82

	No. of Units	Face Value per unit Rs.	As at 31-03-2007 Rs. Crore	As at 31-03-2007 Rs. Crore
Schedule 7 - Investments				
(Non-trade)				
A) Long Term Investments				
(a) Contingencies Reserve Investments				
QUOTED				
6.75% Tax Free US -64 Bonds [Market value Rs. 38.37 Crore]	3,852,000	100	38.52	
11.50% Central Government of India, 2011A*	532,000	100	5.81	
5.87% Central Government of India, 2010*	500,000	100	5.01	
7.46% Central Government of India, 2017*	500,000	100	5.49	
7.40% Central Government of India, 2012*	1,694,600	100	18.41	
*[Aggregate market value Rs. 32.56 crore]				
				73.24
0% Convertible Preference Shares				
Larimar Holding Ltd *[USD 1]	20,045,000	1	*	88.64
(b) Others in Unquoted Equity Shares (Fully Paid-up, unless otherwise stated)				
i) **Associate Companies** (refer note 1(b)(IV))				
DS Toll Road Ltd. [728,500 Equity Shares allotted / acquired during the year]	738,000	10	0.74	
NK Toll Road Ltd. [535,500 Equity Shares allotted / acquired during the year]	545,000	10	0.55	
Carried forward			1.29	161.88

Schedules Annexed to and Forming Part of the Consolidated Accounts

	No. of Units	Face Value per unit Rs.	As at 31-03-2007 Rs. Crore	Rs. Crore
Brought forward			1.29	161.88
Reliance Energy Generation Ltd. [37,000 Equity Shares acquired during the year, 499,975,000 (Rs. 2 paid up) Equity Shares allotted during year, 25,000 Equity Shares sold during the year]	500,000,000	10	100.08	
Reliance Infrastructure Engineers Pvt Ltd.	5,000	10	0.32	
Reliance Infrastructure Ltd.	10,291,700	10	15.01	
Reliance Last Mile Communications Pvt Ltd.	4,900	10	0.01	
Vidarbha Industries Power Ltd.	16,659	10	0.01	116.72
ii) **Other Companies**				
Western Electricity Supply Company of Orissa Ltd. (WESCO)[5,351,500 Equity Shares sold during year] @ Cost Rs. 2,000	200	10	@	
North Eastern Electricity Supply Company of Orissa Ltd. (NESCO) [7,250,100 Equity Shares sold during year] @ Cost Rs. 2,000	200	10	@	
Southern Electricity Supply Company of Orissa Ltd. (SOUTHCO) [4,142,600 Equity Shares sold during year] @ Cost Rs. 2,000	200	10	@	
Reliance Energy Trading Ltd. [1,817,000 Equity Shares acquired during the year]	5,721,500	10	5.72	
Sonata Investments Ltd.	409,795	10	0.41	
Jayamkondam Power Ltd. [6 Equity Shares acquired and sold during the year]	9,995	10	0.01	
Hirma Power Ltd. [6 Equity Shares sold during the year] @ Cost Rs. 8,460	84,605	10	@	
Reliance Thermal Energy Ltd. [6 Equity Shares acquired and sold during the year]	9,995	10	0.01	
Western Alliance Power Ltd. [Formerly known as Reliance Power Ltd.]	9,995	10	0.01	
Reliance Coverage Communications Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@	
Reliance Broadband Network Pvt Ltd. @ Cost Rs.19,000	1,900	10	@	
Reliance Energia Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@	
Reliance Energy Services Pvt Ltd. @ Cost Rs. 19,000	1,900	10	@	
Sonata Capital Pvt Ltd.	389,500	10	0.39	
Powersurfer Interactive (India) Pvt Ltd. [457,500 Equity Shares acquired during the year, Rs. 4 paid up]	457,500	10	0.18	
Reliance Global Pte. Ltd. *[SGD 1] @ Cost Rs. 12,817	430	*	@	
Larimar Holdings *[USD 1] @ Cost Rs. 4,909	111	*	@	6.73
Carried forward				285.33

Schedules Annexed to and Forming Part of the Consolidated Accounts

	No. of Units	Face Value per unit	As at 31-03-2007	
		Rs.	Rs. Crore	Rs. Crore
Brought forward				285.33
(c) **2% Redeemable Cumulative Preference Shares**				
Powersurfer Interactive (India) Pvt Ltd.	735,000	10	7.35	
Reliance Energy Global Pvt Ltd.	735,000	10	7.35	
Reliance Energy Management Services Pvt Ltd.	735,000	10	7.35	
Sonata Investments Ltd.	2,300,000	10	23.00	
				45.05
(d) **In Mutual Fund Units**				
Quoted				
Birla Fixed Term Plan - Series D - Growth	15,000,000	10	15.00	
HDFC - FMP- 13M March 06 (1) - Inst- Growth	25,000,000	10	25.00	
HDFC - FMP- 13M Sept 06 (1) - Inst- Growth	25,000,000	10	25.00	
HSBC - Fixed Term - Series 15 - Inst - Growth	50,000,000	10	50.00	
Kotak FMP - 15M Series 1 - Growth	30,000,000	10	30.00	
Reliance Fixed Horizon Fund I Annual Plan Series II	75,000,000	10	75.00	
Reliance Fixed Horizon Fund I Annual Plan Series III	250,000,000	10	250.00	
Reliance Fixed Horizon Fund I Annual Plan Series IV	2,800,405,732	10	2,800.43	
Reliance Fixed Horizon Fund II Annual Plan Series II	100,000,000	10	100.00	
Reliance Fixed Horizon Fund II Annual Plan Series I-Div	800,000,000	10	801.24	
[Market value Rs. 4,276.12 Crore]				4,171.67
(B) **Current Investments**				
(Fully paid up, unless otherwise stated)				
(a) **In Mutual Fund Units**				
Quoted				
Reliance Liquid Fund- Cash Plan - Daily Dividend Reinvestment Option [Market value Rs. 225.66 Crore]	202,544,239	10		225.66
(b) **In Bonds**				
Quoted				
6.60% Tax Free ARS Bonds [Market Value Rs. 1.97 crore (Rs. 2.06 crore)]	204,416	100	1.97	
6.75% Tax Free US 64 Bonds [Market value Rs. 8.73 crore (Rs. 8.92 crore)]	876,756	100	8.73	10.70
(c) **In Yield Management / Enhancement Certificates**	930,000	*		521.63
Unquoted [Foreign Currency]				
* [900,000 units of USD 100 each, 30,000 units of USD 1,000 each]				
				5,260.04
Less: Diminution in the value of Long Term Investments				45.28
				5,214.76
Share in Joint Ventures				7.43
				5,222.19
			Market Value	**Book Value**
Aggregate value of Quoted Investments			4,590.41	4,488.48
Aggregate value of Unquoted Investments				733.71
				5,222.19

Schedules Annexed to and Forming Part of the Consolidated Accounts

	Rs. Crore	Rs. Crore	As at 31-03-2007 Rs. Crore
Schedule 8 - Current Assets, Loans and Advances			
(A) Current Assets			
(a) Inventories (as certified by management)			
Coal and Fuel		137.14	
Stores, Spares and Loose Tools		173.32	
Semi-Finished Goods (Elastimold)		0.88	
		311.34	
Share in Joint Ventures		71.84	383.18
(b) Sundry Debtors -			
(i) Debts outstanding for a period exceeding six months			
Unsecured -			
(1) Considered good	471.64		
(2) Considered doubtful	29.22		
Less: Provision for doubtful debts	(29.22)		
Share in Joint Ventures	44.42	516.06	
(ii) Other Debts-			
Unsecured - considered good	606.92		
Share in Joint Ventures	88.43	695.35	1,211.41
(c) Cash and Bank Balances-			
Cash on hand		3.08	
Cheques in hand		0.79	
Bank Balances-			
(i) with Scheduled Banks-			
- Current Accounts	55.60		
- Deposit Accounts	1,058.62		
	1,114.22		
(ii) with Other Banks	1,070.50	2,184.72	
Share in Joint Ventures		37.74	2,226.33
(d) Other Current Assets			
Interest accrued on Investments, Deposits and Loans	38.45		
Income-tax Refund Receivable	0.02		
Fixed Assets given on lease	0.15		
Contracts in progress valued at cost plus recognised profit less progress billing	50.54		
Retentions on contract	270.91	360.07	
Share in Joint Ventures		2.36	362.43
(B) Loans and Advances			
(Unsecured, considered good, unless otherwise stated)			
(a) Advances recoverable in cash or in kind or for value to be received -			
Considered good	621.64		
Considered doubtful	12.55	634.19	
(b) Loans to Employees (Secured : Rs. 20.45 crore)		20.65	
(c) Advance Tax and Tax deducted at source		485.74	
(d) Deposits -			
(i) Inter-Corporate Deposits (Considered good)		4,690.78	
(ii) Other Deposits			
Considered good	62.31		
Considered doubtful	0.12	62.43	
		5,893.79	
Less: Provision for doubtful advances/deposits		12.67	
		5,881.12	
Share in Joint Ventures		34.88	5,916.00
			10,099.35

	Rs. Crore	Rs. Crore	As at 31-03-2007 Rs. Crore
Schedule 9 - Current Liabilities And Provisions			
(A) Current Liabilities :			
Quoted			
Consumers' Benefit Account		0.27	
Sundry Creditors (Refer Note 15)			
Amounts due to Small Scale Industries	0.23		
Amounts due to Others	1,161.34	1,161.57	
Security Deposits from Consumers - energy bills	79.99		
- recoverable jobs	10.84	90.83	
Deposits and Advances from Consumers - contracts	272.26		
- energy bills	27.87	300.13	
Unclaimed Dividend	2.12		
Unclaimed Matured deposits	0.01	2.13	
Contracts in progress valued at progress billing less cost plus recognised profit		250.55	
Other Liabilities		317.66	
Interest accrued but not due on Loans/Debentures		128.33	
		2,251.47	
Share in Joint Ventures		281.89	2,533.36
(B) Provisions:			
Provision for Taxation	367.22		
Provision for Wealth Tax	0.18		
Proposed Final Dividend	121.12		
Corporate Tax on Final Dividends	20.58		
Provision for Disputed matters (Refer Note 12)	162.00		
Provision for Leave encashment	60.28	731.38	
Share in Joint Ventures		8.14	739.52
			3,272.88

	Rs. Crore	Rs. Crore	As at 31-03-2007 Rs. Crore
Schedule 10- Income of EPC, Contracts and Elastimold Divisions			
Value of Contracts billed and service charges		2,127.79	
Work-in-progress at close	50.82		
Less: Work-in-Progress at commencement	101.28		
Increase/(Decrease) in Work-in-Progress		(50.46)	
Net Income from EPC and Contracts		2,077.33	
Sale of Elastimold	0.23		
Less: Excise Duty	0.03	0.20	
Lease rental		0.16	
Interest on Deposits/Others		0.11	
Insurance Claim received		0.90	
Profit on sale of Assets		0.07	
Gain on Foreign Exchange Fluctuation		4.41	
Provision / Liabilities written back		1.15	
Miscellaneous Income (Tax deducted at Source Rs. 0.03 crore)		10.04	
		2,094.37	
Share in Joint Ventures		35.49	
			2,129.86

Schedules Annexed to and Forming Part of the Consolidated Accounts

		2006-07	
	Rs. Crore	Rs. Crore	Rs. Crore
Schedule 11 - Other Income			
Provisions / Liabilities written back		66.45	
Provision for Diminution in value of investments written back		25.24	
Insurance Claim received		3.60	
Profit on sale of Assets		5.15	
Miscellaneous Income (Tax Deducted at Source Rs. 1.82 crore)		67.89	
Swap Income		31.30	
Profit on Foreign Exchange Fluctuation		48.85	
Income from Investments			
- Dividends - Current	26.69		
- Profit on sale of investments (net)	1.34		
		28.03	
Other Income			
Interest - On Deposits	513.16		
- Others	83.99		
(Tax deducted at Source Rs. 116.62 crore)		597.15	
		873.66	
Share in Joint Ventures		52.01	
			925.67

		2006-07	
	Rs. Crore	Rs. Crore	Rs. Crore
Schedule 12 - Generation, Distribution, Administration and Other Expenses			
Consumption of Stores and Spares	49.53		
Less: Allocated to Repairs and other Relevant Revenue Accounts	30.29		
		19.24	
Wind Mill Project Expenses		0.81	
Rent		5.97	
Repairs and Maintenance:			
- Buildings	4.94		
- Plant and Machinery and Distribution Systems	154.44		
- Other Assets	6.37		
		165.75	
Salaries, Wages and Bonus etc.	225.40		
Contribution to Provident Fund and other Funds	16.71		
	242.11		
Less: Allocated to Repairs and other Relevant Revenue Accounts	23.18		
		218.93	
Contribution to Gratuity Fund		20.23	
Workmen and Staff Welfare Expenses		21.67	
Insurance		14.24	
Rates and Taxes		4.94	
Community Development and Environment Monitoring Expenses		5.64	
Legal Charges		5.88	
Bad Debts		7.29	
Directors' Fees		0.12	
Miscellaneous Expenses		140.84	
Loss on Sale / Disposal of Unserviceable Assets (net)		0.11	
Loss on sale of Investments (net)		13.55	
Diminution in value of investments		2.56	
Provision for Doubtful Debts / Advances / Deposits		20.98	
Preliminary Expenses written off		0.06	
		668.81	
Share in Joint Ventures		166.72	
			835.53

Schedules Annexed to and Forming Part of the Consolidated Accounts

	2006-07	
	Rs. Crore	Rs. Crore
Schedule 13 - Expenditure of EPC, Contracts and Elastimold Divisions (Other than Common Expenditure)		
Cost of Materials and Sub Contract Charges	1,840 64	
Cost of Elastimold	0.09	
Rent	4.29	
Repairs and Maintenance:		
- Buildings	0.71	
- Plant and Machinery	2.53	
- Other Assets	0.88	
Salaries, Wages and Bonus	23.35	
Contribution to Provident Fund and Other Funds	1.62	
Contribution to Gratuity Fund	1.72	
Workmen and Staff Welfare Expenses	4.29	
Insurance	4.40	
Rates and Taxes	16.27	
Miscellaneous Expenses	59.85	
Legal and Professional Charges	1.64	
Loss on sale of assets	0.24	
Bad Debts	3.42	
Provision for Doubtful Debts	3.25	
	1,969.19	
Share in Joint Ventures	32.98	
		2,002.17
Schedule 14 - Interest and Finance Charges		
Interest and Financing Charges on:		
Debentures	42.96	
External Commercial Borrowing and Commercial Paper	143.41	
Working capital and other borrowings	17.19	
Security Deposits from Consumers	10.67	
Term Loan	0.27	
Other finance charges	37.40	
	251.90	
Share in Joint Ventures	61.12	
		313.02
Schedule 15 - Statutory Reserves and Other Appropriations		
Contingencies Reserve		11.41
		11.41
Schedule 16 - Earnings Per Equity Share		
I Profit for Basic and Diluted Earnings per Share		834.48
Net Profit (for Basic) (a)		
Adjustment		
Add: Redemption premium on Foreign Currency Convertible Bonds (FCCB) (net of tax)		13.81
Net Profit (for Diluted) (b)		**848.29**
II Weighted average number of Equity Shares		
For Basic Earnings per share (c)		21,54,19,932
Add: Adjustment for Conversion / Issue of Shares / Warrants		93,29,745
For Diluted Earnings per share (d)		**22,47,49,677**
		Rs.
III Earnings per share (Weighted Average)		
Basic (a/c)		38.74
Diluted (b/d)		37.74

Schedule 17 - Notes Forming Part of the Consolidated Accounts

1. **Significant Accounting Policies:**

(a) Basis of preparation of financial statements :

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of Companies Act, 1956 and comply with the Accounting Standards issued by the Institute of Chartered Accountants of India. Assets and Liabilities created under applicable electricity laws continue to be depicted under appropriate heads. In case of BSES Rajdhani Power Limited (BRPL) and BSES Yamuna Power Limited (BYPL) provisions of the Delhi Electricity Reform (Transfer Scheme) Rules, 2001 and other relevant documents/ agreements have also been taken into account while preparing the financial statements.

(b) Basis of Consolidation

The consolidated financial statements relate to Reliance Energy Limited (the Parent Company), its subsidiary companies, joint ventures and associates.

(I) Principles of Consolidation

The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) - "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India. The consolidated financial statements have been prepared on the following basis:

i. The financial statements of the Parent and its subsidiaries companies have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and unrealised profits or losses on intra-group transactions.

ii. The consolidated financial statements include the interest of the Parent Company in joint ventures, which has been accounted for using the proportionate consolidation method of accounting and reports the Parent Company's share of assets, liabilities, income and expenses of a jointly controlled entity as a separate item after fully eliminating unrealised profits or losses on intra- group transactions.

iii. The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented, to the extent possible, in the same manner as the Parent Company's separate financial statements.

iv. Investments in Associates have been accounted for under Accounting Standard - 23 'Investments in Associates' using equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquisition change in the Group's share of net assets.

v. The excess of cost to the Parent Company of its investment in the subsidiary / joint venture over the Parent Company's portion of equity of the subsidiary is recognised in the financial statements as Goodwill. This Goodwill is tested for impairment at the end of the financial year. The excess of Parent Company's portion of equity over the cost of investment as at the date of its investment is treated as Capital Reserve.

vi. The financial statements of the subsidiaries / joint ventures / associates used in the consolidation are drawn upto the same reporting date as that of the Parent Company i.e. year ended March 31, 2007.

(II) The subsidiary and joint venture companies considered in the consolidated financial statements are :

Name of Company	Country of Incorporation	Proportion (%) of shareholding as on 31.03.2007
Subsidiary Companies :		
BSES Kerala Power Limited (BKPL) w.e.f. November 20, 2006	India	100.00
Reliance Energy Transmission Limited (RETL) w.e.f. October 6, 2006	India	51.00
Mumbai Metro One Pvt. Ltd.(MMOPL) w.e.f. February 28, 2007	India	69.00
Noida Global SEZ Private Limited (NGSPL) w.e.f. January 6, 2007	India	51.00
Reliance Global Fund and Investments Limited (RGFIL) w.e.f. October 26, 2006	India	100.00
Reliance Projects Finance Private Limited (RPFPL) w.e.f. October 26, 2006	India	100.00
Reliance Fund and Leasing Private Limited (RFLPL) w.e.f. October 26, 2006	India	100.00

Name of Company	Country of Incorporation	Proportion (%) of shareholding as on 31.03.2007
Joint Venture Companies :		
BSES Rajdhani Power Limited (BRPL)	Ind a	26.02
BSES Yamuna Power Limited (BYPL)	Ind a	26.09
Tamil Nadu Industries Captive Power Company Limited (TICAPCO)	India	33.70
Utility Powertech Limited (UPL)	India	19.80
BSES Kerala Power Limited (BKPL) upto November 19, 2006	India	19.00

(III) Investment in Associates :

Name of Company	Country of Incorporation	Proportion (%) of shareholding as on 31.03.2007
DS Toll Road Limited (DSTL) w.e.f. August 8, 2006	India	48.87
NK Toll Road Limited (NKTL) w.e.f. August 8, 2006	India	48.66
Reliance Energy Generation Limited (REGL)	India	50.00
Reliance Infrastructure Engineers Private Limited (RIEPL)	India	50.00
Reliance Infrastructure Limited (RINFL)	India	41.00
Reliance Last Mile Communications Private Limited (RLMCPL)	India	49.00
Vidarbha Industries Power Limited (VIPL) w.e.f. June 9, 2006	India	33.32

(IV) The break-up of Investment in Associates is as under:

Rs. crore

Sr No.	Particulars	DSTL	NKTL	REGL	RIEPL	RINFL	RLMCPL	VIPL
i.	Number of Equity Shares (Nos.)	7,38,000	5,45,000	50,00,00,000	5,000	1,02,91,700	4,900	16,659
ii.	Percentage holding	48.87%	48.66%	50.00%	50.00%	41.00%	49.00%	33.32%
iii.	Cost of Investment (Equity Shares)	0.74	0.55	100.02	0.01	10.29	0.01	0.02
iv.	Including Goodwill / (Capital Reserve)	--	--	0.04	(0.01)	(1.18)	@	@@
v.	Share in accumulated profits/(losses) net of dividends received upto 31st March, 2006.	--	--	--	--	6.58	--	--
vi.	Share of (losses)/ profits for the year	--	--	0.06	0.32	(1.86)	@@@	(0.01)
vii.	Carrying Cost	0.74	0.55	100.08	0.32	15.01	0.01	0.01

[@ = Rs.26,791/-, @@ = Rs. 11,603/- and @@@ = Rs. (8,159/-)]

(c) Revenue Recognition Policy:

(1) Sale of Electricity:

Revenue from Power Supply is accounted for on the basis of billing to consumers and is inclusive of Fuel Adjustment Charges. Generally all consumers are billed on the basis of recording of consumption of Energy by installed meters. Where meters have stopped or are faulty, the billing is done based on past consumption for such period.

In case of BKPL revenue from sale of power is also accounted for on the basis of billing to bulk customer on the basis of "deemed generation" (whenever applicable) as provided in the Power Purchase Agreement (PPA) with the customer.

(2) EPC and Contracts Activity :

In respect of construction contracts, revenue is recognised on the percentage of completion method based on the stage of completion of a contract upto reporting date.

The stage of completion of a contract is determined on the basis of the proportion that progress billings raised upto the reporting date bear to the total contract value.

Profit is recognised when the outcome of the contract can be estimated reliably. Profit proportionate to value of work done is arrived at by deducting cost of work done plus cost estimated by the Management to complete the work from the agreed contract value, after deduction of contingency.

Contract in progress is valued at cost plus proportionate profit less anticipated loss.

In respect of Operation and Maintenance Contracts, profit proportionate to value of work done or the period elapsed as the case may be, is recognised.

(3) Other Transactions :

Sales of Elastimold are recognised upon despatch to the customer. Dividend income on investments is accounted when right to receive payment is established. Insurance and other claims are recognised as revenue on certainty of receipt on prudent basis.

(4) Lease Transactions:

(i) For all assets leased upto March 31, 2001, lease rental income is recognised on the basis of the implicit rate of return in accordance with the Guidance Note issued by the Institute of Chartered Accountants of India. Income from Lease rentals includes lease equalization adjustment being difference between capital recovery included in the lease rentals and the depreciation provided in the books.

(ii) Lease transactions in respect of all assets leased after April 1, 2001, are classified as either Finance lease or Operating lease, as the case may be in accordance with Accounting Standard 19 issued by the Institute of Chartered Accountants of India and accounting treatment and disclosure given/made as prescribed therein.

(d) Foreign Currency Transactions:

(1) Foreign currency transactions are accounted at the exchange rates prevailing on the date of the transactions. Gains and losses, if any, at the year-end in respect of monetary assets and monetary liabilities not covered by the forward contracts are recognised in the Profit and Loss Account. Exchange differences arising on repayment of liabilities incurred for the purpose of acquiring fixed assets are adjusted with the carrying amount of the respective fixed assets. Premium in respect of forward contracts is accounted over the period of the contract.

(2) In respect of Integral Foreign Operations of the Company, its Fixed Assets are translated at the rate on the date of acquisition. Monetary Assets and Liabilities are translated at the rate on the date of the Balance Sheet and Income and Expenditure are translated at the average of month-end rates during the year.

(3) Non-Monetary items denominated in foreign currency are stated at the rate prevailing on the date of the transaction.

(4) In respect of Foreign exchange Swap/Interest transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, gains / losses are recognised on the settlement day or the reporting day whichever is earlier at the rate prevailing on the respective day. In case of principal portion, only loss on revaluation as at the reporting date is recognised in the Profit and Loss Accounts and the gain is recognised only on settlement of the transaction.

(e) Fixed Assets:

(1) The gross block of Fixed Assets is stated at cost of acquisition or construction (except revalued assets), including any cost attributable to bringing the assets to their working condition for their intended use.

(2) All pre-operative expenditure and trial run expenditure are (net of income) accumulated as capital work-in-progress and is allocated to the relevant fixed assets on a pro-rata basis depending on the prime cost of the assets.

(3) Amount received as APDRP Grant from Central Government is credited to Reserves and an amount equal to the depreciation on the Assets purchased is transferred from Reserve to Profit and Loss Account in compliance with Accounting Standard -12, Accounting for Government Grants.

(f) Depreciation / Amortisation:

(1) Own Assets:

(i) All Business Activities except mentioned under item no. (ii) below

Fixed assets are depreciated under the 'Straight Line Method' as per the rates and in the manner prescribed under Schedule XIV of the Companies Act, 1956 relating to license business and other electricity business. The depreciation for the year has been shown after reducing the proportion of the amount of depreciation provided on assets created against the service line contribution.

(ii) Fixed assets of EPC, Contracts and Business of Reliance Infrastructure Limited:

Fixed assets have been depreciated under "Reducing Balance Method" at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

(iii) Intangible assets:

Intangible assets are amortised over a period of three years.

(2) Leased Assets:

Depreciation on all assets given on lease upto March 31, 2001 is provided on Straight Line method at the higher of the rates determined with reference to the primary period of the lease and the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956 [inserted by the Companies (Amendment) Act, 1988 and notification. GSR No.756E dated 16th December, 1993].

(g) Investments:

Long-term investments are stated at cost. In case of long term investments, provision/ write down is made for permanent diminution in value. Current investments are valued at lower of cost or fair value.

(h) Inventories:

Inventories are stated at lower of cost or net realisable value. In case of fuel, stores and spares "cost" means weighted average cost. Unserviceable/damaged stores and spares are identified and written down based on technical evaluation.

(i) Allocation of Indirect Expenses:

(i) Electricity Business:

The allocation to Capital and Revenue is done consistently on the basis of a technical evaluation.

(ii) EPC and Contracts Activities:

Overheads are absorbed by various jobs in proportion to the Prime Cost of each job.

(j) Retirement Benefits:

Group's contribution to provident fund and superannuation fund are charged to the Profit and Loss Account. Gratuity and leave encashment are charged to the Profit and Loss Account on the basis of actuarial valuation. Except in case of employees of erstwhile Delhi Vidyut Board (presently employees of BRPL and BYPL), the charge to Profit and Loss account is based on the contribution specified to be payable to the "Delhi Vidyut Board Employees' Terminal Benefit Fund 2002" as per stipulation made by the Government of National Capital Territory (NCT) of Delhi in its notification dated January 16, 2001.

(k) Borrowing Costs:

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

(l) Accounting for Taxes on Income:

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961. Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realized in future. However, in respect of unabsorbed depreciation or carry forward loss, the deferred tax asset is recognised and carried forward only to the extent that there is a virtual certainty that the assets will be realized in future.

(m) Provisions:

Provisions are recognised when the Company has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.

(n) Impairment of Assets:

If the carrying amount of fixed assets exceeds the recoverable amount on the reporting date, the carrying amount is reduced to the recoverable amount. The recoverable amount is measured as the higher of the net selling price and the value in use determined by the present value of estimated future cash flows.

2. **(a) Contingent Liabilities :**

(i) Counter Guarantees given to Banks against guarantees and letter of credits issued by the Banks on behalf of the Group aggregate to Rs. 1,816.37 crore (including share in joint ventures and associates Rs. 5.94 Crore).

(ii) Corporate Guarantees issued in favour of Banks and other parties aggregating Rs. 1,557.25 crore in respect of financing facilities granted to other bodies corporate (including share in joint venture Rs. Nil).

(iii) Uncalled liability on partly paid shares Rs. 411.61 crore (including share in joint ventures and associates Rs. 0.66 crore).

(iv) Claims against the Group not acknowledged as debts and under litigation aggregate Rs. 231.25 crore (including share in joint venture Rs. 28.64 Crore and Rs. 0.10 crore in associate). These include mainly claims from Supplier aggregating Rs. 151.00 crore disputed by the Parent Company; Income tax claims Rs. 36.36 crore disputed by the Parent Company and BKPL and claims from consumers in case of BRPL and BYPL Rs. 25.84 crore.

(v) BRPL and BYPL

(a) In December-2003, BRPL and BYPL had announced a Special Voluntary Retirement Scheme (SVRS). The Companies have taken a stand that terminal benefit to SVRS retirees is the responsibility of Delhi Vidyut Board (DVB) Employees Terminal Benefits Fund - 2002 Trust (DVB ETBF - 2002) and the amount is not payable by the companies. The DVB ETBF - 2002 has contended that terminal benefits to the SVRS retirees does not fall in its purview as the employees had not attained superannuation. Both the Companies have filed a writ petition in 2004-05 in the High Court of Delhi on the subject and the same is pending for final disposal. The amount however is unascertainable. In the meanwhile, at the request of Government of NCT of Delhi, both the companies have agreed to pay pension to the SVRS retirees pursuant to an Memorandum of Understanding signed with them, according to which the expenses incurred by the companies on this account are to be allowed by the Delhi Electricity Regulatory Commission (DERC) as a pass through in their Annual Revenue Requirement (ARR) - the same has so far not been allowed by the DERC in ARR as the matter is sub-judice.

(b) Delhi Transco Limited (DTL) had raised a demand of Rs. 31.67 Crore on BRPL and Rs. 31.67 Crore on BYPL in the year 2003-04 against the value of capital and certain other stores transferred to the Companies in terms of Transfer Scheme. Both the Companies have accounted for a substantial portion of such items based on discussion with DTL. Both the Companies are in the process of continuous reconciliation of remaining stores, which will be accounted for thereafter. The impact of the above on the financial results of the companies is not likely to be material.

(b) Capital Commitments :

Estimated amount of contracts remaining unexecuted on Capital Account and not provided for Rs. 369.73 crore (including share of joint ventures and associates Rs. 131.31 crore).

(c) BRPL and BYPL, as per their policy, have conducted physical verification of its major fixed assets. Necessary adjustments for retirement would be carried out after obtaining the approval of DERC.

(d) Transfer Schemes, in case of BRPL and BYPL :

(i) The amount of Consumer Security Deposit (CSD) transferred to the Companies by virtue of Part II of Schedule E of the Transfer Scheme was Rs. 11 Crore in case of BRPL and Rs. 8 crore in case of BYPL. The Transfer Scheme as well as erstwhile DVB did not furnish the consumer wise details of the amount transferred to it as CSD. The Company compiled from the consumer records the amount of security deposit as on June 30, 2002 which works out to Rs. 90.43 crore in case of BRPL and Rs. 35.38 crore in case of BYPL. Both the Companies are of the opinion that its liability towards CSD is limited to Rs. 11 crore in case of BRPL and Rs. 8 crore in case of BYPL as per the Transfer Scheme. Both the Companies have also filed a petition during the year 2004-05 with the DERC to deal with the actual amount of CSD as on the date of transfer and the consumer wise details of the same - the decision of DERC is awaited.

(ii) The liabilities arising out of litigation, suits, claims, etc. pending on the date of transfer and / or arising due to events prior to the date of transfer shall be borne by the companies subject to a maximum of Rs. one crore (Rupees One Crore) per annum for each of the companies. Any amount above this shall be to the account of Delhi Power Company Limited in the event of Delhi Electricity Regulatory Commission not allowing the amount to be included in the Annual Revenue Requirement (ARR) of both the companies.

(e) In case of BRPL and BYPL, debit or credit balances of Delhi Power Company Limited, suppliers and customers appearing in the accounts are subject to confirmation / reconciliation from the concerned parties. Both the companies are in the process of reconciling the balance of Sundry Debtors as per the Control Account in the General Ledger with the corresponding record of consumers along with DVB arrears maintained by the Billing Department. However, the impact, if any, of the above on the consolidated financial results is not likely to be material.

(f) Secured Term Loans, in case of, BRPL and BYPL, are secured against the following:

i) Term loans availed from IDBI Limited by BRPL and BYPL respectively as a refinance of Delhi Power Company Limited's (DPCL) loan, have been sanctioned against a first pari passu charge on the Fixed Assets (present and future) and a residual charge on the receivables of the respective company. The mortgage for first charge on the Fixed Assets and a residual charge on the receivables has been created during the year.

ii) Term loans availed from Punjab National Bank and from Centurion Bank of Punjab Ltd., by BRPL and BYPL respectively have been sanctioned against a first pari passu charge on the Fixed Assets (present and future) and a residual charge on the receivables of the respective company. The mortgage for first charge on the Fixed Assets and a residual charge on the receivables has been created during the year.

iii) Term loans availed from Bank of Baroda by BRPL and BYPL respectively has been sanctioned against a first pari passu charge on the Fixed Assets (present and future) in case of BRPL and third pari passu charge on the Fixed Assets (present and future) in case of BYPL, of the respective company. The mortgage for first charge and third charge on the Fixed Assets for BRPL and BYPL respectively and a residual charge on the receivables has been created during the year for both the companies.

iv) Term loans availed from The Federal Bank Limited by BRPL and availed from State Bank of Patiala by BYPL have been sanctioned against a first pari passu charge on the Fixed Assets (present and future) and a residual charge on the receivables of the respective company. The mortgage for first charge on the Fixed Assets and a residual charge on the receivables has been created during the year for both the companies.

v) According to Section 26 of the Delhi Electricity Reform Act 2000, each company has to obtain permission of the Delhi Electricity Regulatory Commission (DERC) for creating charges on assets for loans and other credit facilities availed by it. Both the companies have applied for and obtained necessary permissions to create these charges from the DERC, except for the loan Rs. 60 crore availed (sanctioned Rs. 150 crore) from Bank of Baroda for BRPL, and loan Rs. 35 crore availed (sanctioned Rs. 100 crore) from Bank of Baroda for BYPL, which is awaited.

(g) Secured Term Loans, in case of, BKPL, are secured against the following:

i) Rupee and Foreign Currency Loans from Lenders are secured by First Mortgage and charge of all immovable and movable properties save and except stocks and receivables, both present and future and a floating charge on all the company's receivables and other rights arising from and relating to its project.

ii) Working Capital Facilities from Banks are secured by Hypothecation of Stocks and by First Charge on Book Debt.

(h) Wage agreements with Parent Company's unionised employees expired on June 30, 2006 and a new agreement has been executed after the end of the financial year. Pending detailed computation of additional costs arising out of the new wage agreement with unionised employees and also pending final decision in respect of revision in officers remuneration with effect from April 1, 2006, a provision on an estimated basis has been made in the accounts for the current year.

(i) During the current period, the Parent Company has ventured into the domestic oil and gas business as a consortium partner. Pursuant to the Memorandum of Understandings with the consortium partners, the Parent Company has charged its share of the bidding expenses of Rs. 14.95 crore to the Profit and Loss Account.

3. Managerial remuneration (excluding contribution to gratuity fund and provision for leave encashment on retirement) paid/ payable to directors of the Parent Company:

		2006-07 Rs. crore
	Managing / Whole time directors	
(i)	Salary	1.51
(ii)	Perquisites	0.21
(iii)	Contribution to Provident and Superannuation Fund	0.19
(iv)	Commission payable @ 0.35% of Net profit for the year computed below	3.10
		5.01
	Directors other than Managing / Whole time directors	
	Sitting fees and commission payable	0.32
	Total	5.33

4. Related Party Disclosure

As per Accounting Standard-18 issued by the Institute of Chartered Accountants of India, the Group's related parties and transactions are disclosed below:

(a) Parties where control exists: Nil

(b) Other related parties with whom transactions have taken place during the year :

(i) Associates
- (a) DS Toll Road Ltd. (DSTL) w.e.f. August 8, 2006
- (b) NK Toll Road Ltd. (NKTL) w.e.f. August 8, 2006
- (c) Reliance Energy Generation Ltd (REGL)
- (d) Reliance Infrastructure Engineers Pvt. Ltd. (RIEPL)
- (e) Reliance Infrastructure Ltd (RINL)
- (f) Reliance Last Mile Communications Pvt. Ltd. (RLMCPL)
- (g) Vidarbha Industries Power Ltd.(VIPL) w.e.f. June 9, 2006

(ii) Joint Ventures
- (a) BSES Rajdhani Power Ltd (BRPL)
- (b) BSES Yamuna Power Ltd (BYPL)
- (c) Tamil Nadu Industries Captive Power Company Ltd (TICAPCO)
- (d) Utility Powertech Ltd. (UPL)
- (e) BSES Kerala Power Ltd. (BKPL) upto November 19, 2006

(iii) Enterprises over which key management personnel have control
- (a) Reliance Natural Resources Ltd. (RNRL)
- (b) Reliance Communications Ltd. (RCL)
- (c) Reliance Energy Trading Ltd. (RETrL)
- (d) Reliance Communications Infrastructure Ltd. (RCIL)
- (e) Reliance Capital Ltd (RCapL)

(iv) Key Management Personnel
- (a) Shri Anil D. Ambani
- (b) Shri Satish Seth
- (c) Shri S.C.Gupta
- (d) Shri J.P.Chalasani

(c) Details of transactions and closing balance during the year:

Rs. crore

	For the Year 2006-07			
	Major Share Holders	Associates / Joint Ventures	Enterprises over which Key management personnel have control	key Management Personnel
Profit and Loss Account Heads:				
a) Income:				
(i) Gross Revenue of EPC, Contracts and Elastimold / (Sales reversal)	-	(52.21)	-	-
(ii) Dividend Received	-	0.99	-	-
(iii) Rent / Lease Rent earned	-	0.12	-	-
(iv) Interest earned	-	3.17	-	-
(v) Other Income	-	4.81	1.05	-

b) Expenses:				
(i) Purchase of other items on revenue account	-	41.15	145.43	-
(ii) Purchase of other items on Capital account	-	0.30	-	-
(iii) Receiving of Services	-	11.72	16.80	-
(iv) Rent paid	-	0.37	-	-
(v) Salaries, Commission and Other benefits	-	-	-	4.81
Balance Sheet Heads				
(i) Sundry Creditors/other liabilities for rendering services	-	7.34	40.02	-
(ii) Investment in Equity	-	261.98	-	-
(iii) Loans / ICDs Placed (Including accrued interest)	-	35.85	-	-
(iv) Subordinate Debts	-	11.59	-	-
(v) Advance against Share Application Money	-	57.05	-	-
(vi) Recoverable Expenses	-	3.20	1.73	-
(vii) Sundry debtors	-	167.63	-	-
Contingent Liabilities (closing balances)				
Guarantees and Collaterals	-	251.45	70.00	-
Transactions During the Year :				
(i) Guarantees and Collaterals provided	-	249.00	70.00	-
(ii) Deposits Given to	-	2.50	-	-
(iii) Deposits Returned by	-	1.75	-	-
(iv) Recoverable Expenses:-				
(i) incurred for related parties	-	3.99	2 02	-
(ii) incurred by related parties on our behalf	-	2.05	14 95	-
(v) Investment in Equity Shares	-	101.29	-	-
(vi) Advance against Shares Application Money	-	57.05	-	-

(d) Details of Material Transactions with Related Party

(i) Guarantees and Collaterals provided to REGL Rs. 249.00 crore, RETrL Rs 70.00 crore Deposit Returned by RINL Rs. 1.75 crore, Deposit Given to RINL Rs. 2.50 crore, Recoverable Expenses Incurred for RNRL Rs. 1.85 crore, BRPL Rs 0.86 crore, Recoverable Expenses incurred by BYPL Rs. 1.84 crore, RNRL Rs. 14.95 Crore. Investment in Equity Shares of REGL Rs. 100.07 Crore. Advance against Share Application Money paid to RIEPL Rs. 49.99 crore, VIPL Rs. 7.05 crore.

(ii) Gross Revenue of EPC, Contracts and Elastimold / Sales reversal from BRPL Rs. (51.80) crore. Dividend Received from UPL Rs. 0.99 crore. Rent / Lease Rent earned from UPL Rs 0.12 crore. Interest earned from RINL Rs. 2.05 crore. Other Income RETrL Rs. 1.05 crore, DSTL Rs. 1.50 crore, NKTL Rs. 1.50 crore, REGL Rs. 1.31 crore.

(iii) Purchase of items on revenue account UPL Rs. 26.96 crore, RNRL Rs. 145.43 crore. Purchase of other items on Capital account from UPL Rs. 0.30 crore. Receiving of Services from UPL Rs. 11.30 crore, RNRL Rs. 5.43 crore and Rent paid to RINL Rs. 0.37 crore.

(iv) Salaries, Commission and other Benefits paid / payable to Shri Anil D. Ambani Rs. 2.62 crore, Shri Satish Seth Rs. 1.27 crore, Shri S.C.Gupta Rs. 0.51 crore and Shri J.P.Chalasani Rs. 0.41 crore.

5. Segment wise Revenue, Results and Capital Employed

Basis of Preparation: The Group operates in two Business Segments: Electrical Energy and EPC and Contracts. Business segments have been identified as reportable Primary Segments in accordance with Accounting Standard-17, issued by the Institute of Chartered Accountants of India, taking into account the organization and internal reporting structure as well as evaluation of risks and returns from these segments. The inter segment pricing is effected at cost. Segment Accounting Policies are in line with the accounting policies of the Group.

Schedules Annexed to and Forming Part of the Consolidated Accounts

The electrical energy segment is engaged in generation, transmission and distribution of electrical power at various locations. The Parent company operates 500 MW Thermal Power Station at Dahanu, a 220 MW combined cycle power plant at Samalkot, a 48 MW combined cycle power plant at Mormugao, a 7.59 MW wind-farm at Chitradurga and also purchases power from a third party and supplies the power through the Parent Company's own distribution grid in suburbs of Mumbai. BRPL and BYPL distributes the power in the city of Delhi. BKPL operates a 165 MW combined cycle power plant at Kochi.

EPC and Contracts segment (of Parent company and UPL) render comprehensive value-added services in construction, erection and commissioning.

Geographical Segments: The Group Companies operations are mainly confined within India. The group Companies do not have material earnings outside India. As such there are no reportable geographical segments.

Information about Business Segments - Primary

Rs. crore

PARTICULARS	Electrical Energy	EPC and Contracts	Other Operations	Year ended 31st March, 2007
Revenue				
External Sales	4,889.82	2,125.31	0.27	7,015.40
Inter-segment sales		0.30		0.30
Total Revenue	4,889.82	2,125.01	0.27	7,015.10
Result				
Segment Result	355.44	120.34	-	475.78
Unallocated Income net of unallocable expenses				92.04
Interest Income (net of interest expenses)				291.95
Profit before taxation				859.77
Taxes				23.79
Profit after tax				835.98
Share in Profit / (Loss) of Associates				(1.49)
Minority Interest				(0.01)
Profit after tax after minority interest & share in profit / (loss) of Associates				**834.48**
Other Information				
Segment Assets	5,631.25	1,414.31	19.65	7,065.21
Unallocated Corporate Assets				12,648.18
Total Assets				**19,713.39**
Segment Liabilities	1,514.07	989.68	3.68	2,507.43
Unallocated Corporate Liabilities				7,671.57
Total Liabilities				**10,179.00**
Capital Expenditure	765.26	4.00	1.72	770.98
Depreciation				303.21

6. **Deferred Taxation:**

Computation of Deferred Tax Asset / Liability:

		As at 31-03-2007
		Rs. crore
1.	Deferred Tax Liability on account of:	
	(i) Depreciation Difference	313.54
	(ii) Others	0.07
	Total:	**313.61**
2.	Deferred Tax Asset on account of:	
	(i) Unabsorbed Capital Losses	(24.06)
	(ii) Provision	(33.88)
	(iii) Disallowance u/s 40(a)	(4.56)
	Total:	**(62.50)**
	Net Deferred Tax Liability	**251.11**
	Add: Share in Joint Venture	**(0.04)**
	Net Deferred Tax Liability Including Joint Venture	**251.07**

The above calculations are based on assessment orders passed and where no assessment order is passed on the basis of return of Income filed.

In view of carry forward losses / depreciation and tax holiday available u/s 80IA of the Income Tax Act, 1961, BRPL and BYPL has reversed the opening deferred tax liability aggregating Rs. 56.23 crore in the current year.

7. **Standby Charges (Parent Company):**

a) In the matter of standby charges, Maharashtra Electricity Regulatory Commission had passed an order dated May 31, 2004 as under:

i) The total liability for the financial years 1998-99 to 2003-04 was determined at Rs. 515.60 crore which had been debited to the Profit and Loss Account up to March 31, 2005.

ii) The Tata Power Company Ltd. (TPC) to refund an amount of Rs. 321.13 Crore (net of interest of Rs. 1.17 crore) to the Parent Company for the said period plus interest at 10 per cent per annum commencing from April 1, 2004 till the date of payment.

b) The Parent Company and TPC filed appeals before the Hon'ble High Court of Bombay. As an interim order, the Hon'ble High Court of Bombay granted stay of payment by TPC, but directed TPC to provide a Bank Guarantee of Rs. 313.93 crore in favour of the Hon'ble High Court of Bombay. Disposing both the petitions, the Hon'ble High Court of Bombay held that the issues should be adjudicated within four months of the order of the Hon'ble Bombay High Court by the Appellate Tribunal for Electricity (ATE). In the interregnum, the parties to continue to pay in terms of the interim order, subject to adjustments on adjudication.

c) Both TPC and the Parent Company filed Special Leave Petitions in the Supreme Court against the Order of Hon'ble High Court of Bombay. While disposing of these petitions, the Hon'ble Supreme Court directed the TPC to file an appeal before the ATE. TPC thereafter filed an appeal before the ATE.

d) While disposing of the appeal, ATE has passed an order dated December 20, 2006 as under:

i) The total liability of standby charges for the financial years 1998-99 to 2003-04 was determined at Rs. 500 crore.

ii) TPC to refund Rs. 354 crore (inclusive of interest of Rs. 15 crore upto March 31, 2004) to the Parent Company plus interest at 10% p.a. commencing from April 1, 2004 till the date of payment.

e) TPC filed an appeal in the Hon'ble Supreme Court being Appeal No. 415 of 2007. The Hon'ble Supreme Court passed an interim order dated February 7, 2007 granting stay of the impugned order of the ATE subject to the condition that, TPC furnish a bank guarantee in the sum of Rs. 227 crore and, in addition, deposit a sum of Rs. 227 Crore with the Registrar General of the Court which may be withdrawn by the Parent Company subject to the Parent Company giving an undertaking that in the event of the appeal being decided against the Parent Company, wholly or in part, the amount as may be found refundable by the Parent Company shall be refunded to TPC without demur together with interest as may be determined by the Court. The Parent Company accordingly withdrew the amount of Rs. 227 Crore after complying with the conditions specified and has accounted the said amount as other liabilities pending final adjustment. Moreover, pending final order of the Hon'ble Supreme Court, the Parent Company has not accounted for the reduction in standby charges liability of Rs. 15.60 Crore as well as interest amount determined by ATE as payable by TPC to the Parent Company.

8. The Parent Company has, based on a valuation made by approved valuers, revalued as at April 1, 2003 the plant and machinery located at Dahanu. The revaluation of the same has been based on the technological obsolescence, the year of purchase, the maintenance levels and the currency and customs duty variations as applicable. The resultant appreciation aggregating to Rs. 752.17 crore has been added to the Gross Block of the Fixed Assets and credited to Revaluation Reserve. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 54.24 crore and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the year.

9. **Assets given on lease (Parent Company) after 1st April, 2001:**

(A)

Rs. crore

Particulars	Total	Not later than one year	Later than one year but not later than five year	Later than five year
Gross Investment	0.28	-	-	-
Less: Unrealised finance income	0.13	-	-	-
Present value of minimum lease rentals	0.15	0.14	0.01	-

(B) General description of lease terms:

(i) Lease rentals are charged on the basis of agreed rate of interest.

(ii) Assets are given on lease for seven / ten years.

(iii) Miscellaneous Income includes income from leases of Rs. 0.16 crore.

10. The Parent Company has allotted during the year 1,54,00,000 (face value Rs. 15.40 crores) Equity Shares on conversion of Warrants issued during financial year 2005-06. Accordingly, the paid - up Equity Share Capital of the Parent Company stands increased by Rs. 15.40 crore and the Share Premium account by Rs. 867.02 crore.

11. **Scheme of Amalgamation of Reliance Energy Ventures Limited (REVL) with the Parent Company:**

(a) Pursuant to the Board's approval dated January 3, 2006 and the sanction of the Hon'ble High Court of Bombay to the Scheme of amalgamation, the assets and liabilities of the erstwhile Reliance Energy Ventures Limited (REVL) whose principal business was generation of electricity, were transferred to and vested with effect from the appointed date viz., July 17, 2006 in accordance with the Scheme so sanctioned. The Scheme has accordingly, been given effect to in the Accounts.

(b) The amalgamation has been accounted for under the "Pooling of Interest method" as prescribed by Accounting Standard 14 (AS-14) issued by the Institute of Chartered Accountants of India. Accordingly the assets, liabilities and other reserves of the erstwhile REVL as at July 17, 2006 have been taken over at their book values. As a result, reserves of the erstwhile REVL aggregating Rs. 7.34 crore have been credited to the General Reserves of the Parent Company. There were no differences in the accounting policies of REVL and the Parent Company.

(c) In terms of the Scheme, each shareholder of erstwhile REVL was entitled to receive 7.50 shares of Rs. 10 each fully paid up of the Parent Company for every 100 equity shares held by them in erstwhile REVL as on the record date determined for the purpose. Accordingly, 9,17,34,781 shares of Rs. 10 each fully paid up of the Parent Company have been allotted to the shareholders of erstwhile REVL and 9,09,24,724 shares of the Parent Company held by REVL as Investments have been cancelled. These equity shares rank pari-passu with the existing equity of the Parent Company.

12. **Provision for Disputed matters (for Parent Company and with the Share of Joint Ventures) :**

Rs. crore

	Rebate / Tariff matters (Refer note (a) below)	Direct Taxes (Refer note (b) below)	Provision for Legal Claims (Share of JVs) Refer note (c) below)	Total
As at April 1, 2006	198.00	22.00	3.77	223.77
Add: Provision made	-	-	-	-
Less: Provision reversed	58.00	-	2.85	60.85
As at March 31, 2007	140.00	22.00	0.92	162.92

(a) disputes relating to the rebates and / or tariff matters in respect of electricity business. No further information is given as the matters are sub-judice and may jeopardize the interest of the Parent Company, and

(b) the disputed income tax liability of Rs. 22 crore which may arise on outcome of the appeals preferred by the tax authorities, the quantum whereof will be determined as and when appeals are disposed of.

(c) consumer claims logged against BRPL and BYPL.

13. The Parent Company has been legally advised that the Parent Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A of the Companies Act, 1956 is not applicable to the Parent Company.

14. The opening balance of Profit and Loss Account of BKPL, in the consolidated financial statements has been adjusted by Rs. 78.24 Crore towards impact on account of different depreciation rates considered by BKPL and the Group.

15. Based on the information and records available with the Group, there are no companies which fall under the categories defined under Micro, Small and Medium Enterprises Development Act, 2006. This has been relied upon by the auditors.

16. In view of the merger of REVL with the Parent Company, and pursuant to the approval of the shareholders of REVL for waiver of the final dividend receivable from the Parent Company for the year 2005-06 on 9,09,24,724 shares, the dividend payable (including tax on dividend) has been written back during the year to the Appropriation account.

17. Particulars of Derivative Instruments

Sr. No.	Particulars of Derivative instruments acquired for hedging	No. of instruments	Value	
			US $ million	Rs. in crore
1.	Currency Swap	17	137	625
2.	LIBOR Based Callable Range Accrual	4	275	1,195
3.	Structured Options	1	50	217
4.	Cross Currency Swap	1	40	185
5.	Over night Interest Swap	1	-	25

a. No derivative instruments are acquired for speculation purposes

b. Foreign Currency exposures that are not hedged by derivative instruments or otherwise are (Rs. 2,498.93 crore) $ 574.86 million

18. Pursuant to the exemption granted by the Department of Company affairs, Government of India, the Parent Company is publishing the consolidated and standalone financial statements of Reliance Energy Limited and its subsidiaries. The financial statements and auditors' report of the individual subsidiaries are available for inspection by the shareholders at the registered office. However, the information in aggregate on capital, reserves, total assets, total liabilities, details of investments,

Schedules Annexed to and Forming Part of the Consolidated Accounts

turnover, profit before taxation, provision for taxation, profit after taxation, profit after taxation and proposed dividend for each subsidiary follows:

Rs. Crore

Sr. No.	Name of Subsidiary	BSES Kerala Power Limited	Reliance Global Fund and Invest-ments Limited	Reliance Projects Finance Private Limited	Reliance Fund and Leasing Private Limited	Reliance Energy Trans-mission Limited	Noida Global SEZ Private Limited	Mumbai Metro One Private Limited
1	Share Capital (including share application money	127.76	2.10	2.11	2.11	0.05	0.01	7.51
2	Reserves and Surplus	133.18	4.92	4.90	4.90	(0.01)	(0.01)	-
3	Total Assets (Fixed Assets + Incidental Expenditure pending capitalisation + Current Assets + Deferred Tax Asset + Miscellaneous Expenditure)	444.27	4.90	4.87	4.87	0.27	5.75	12.47
4	Total Liabilities (Debts + Current Liabilities + Deferred Tax Liability)	185.32	1,028.65	1,066.95	898.30	0.24	5.75	4.96
5	Investment	2.00	1,030.77	1,069.09	900.45	-	-	-
6	Turnover	100.72	5.10	5.08	5.08	1.00	-	-
7	Profit before Taxation	12.84	5.08	5.05	5.05	0.01	(0.01)	-
8	Provision for Taxation	3.02	0.15	0.15	0.15	0.02	-	-
9	Profit after Taxation	9.82	4.93	4.90	4.90	(0.01)	(0.01)	-
10	Proposed Dividend	-	-	-	-	-	-	-

19. Comparative figures for the previous year have not been given, since there were no subsidiaries in the previous year and accordingly consolidated account were not prepared. Current Year's figures. '@'- represents figures less than Rs. 50,000 which have been shown at actuals in brackets with @.

For and on behalf of the Board

Anil D Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

J P Chalasani
Director (Business Development)

Gen V P Malik
Director

S L Rao
Director

Dr Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: April 25, 2007

Consolidated Cash Flow Statement for the Year Ended March 31, 2007

			Rs. Crore
A.	**Cash Flow from Operating Activities:**		
	Profit before Taxation		859.77
	Adjustments for:		
	Depreciation (net of transfer from Reserves)	303.21	
	Interest and finance charges	313.02	
	(Profit) / Loss on sale/disposal of fixed assets (Net)	(4.42)	
	Provision / (write back) of diminution in value of investments	(22.68)	
	Provision for doubtful debts / Advances / Deposits	60.16	
	Provision for leave encashment	20.29	
	Investment income	(631.64)	
	Exchange fluctuation in respect of financing activities (Net)	(48.85)	
	Swap Income / Exchange fluctuation in respect of trade activities	(35.71)	
	(Profit) / Loss on sale of investments	12.21	(34.41)
	Operating Profit before Working Capital Changes		825.36
	Adjustments for:		
	Trade and other receivables	20.79	
	Inventories	39.48	
	Trade payables	465.21	525.48
			1,350.84
	Income Taxes paid (net of refund)		155.99
	Net Cash from Operating Activities		1,194.85
B.	**Cash Flow from Investing Activities:**		
	Purchase/acquisition of fixed assets	(618.72)	
	Sale of fixed assets	6.72	
	Purchase of investments	(18,023.34)	
	Advance against share application	(26.22)	
	Sale/redemption of investments	13,652.78	
	Loans and deposits (non-trade) (net)	(2,729.03)	
	Investment income	730.35	
	Net Cash from/ (used in) Investing Activities		(7,006.96)
	Cash Flow from Financing Activities:		
	Proceeds of Share Capital including share premium	794.18	
	Repayment of Debenture	(60.00)	
	Proceeds from borrowings [secured]	(325.81)	
	Proceeds from borrowings [unsecured]	2,120.47	
	Swap Income	31.30	
	Deposits and contributions from consumers	71.34	
	Interest and finance charges paid including FCCB Issue Expenses	(246.54)	
	Dividends paid on equity shares including tax	(54.30)	
	Net Cash from Financing Activities		2,331.14
	Net (Decrease) / Increase in cash and cash equivalents (A+B+C)		**(3,480.97)**
	Cash and cash equivalents as at the commencement of the year	5,652.90	
	Add: Share in Joint ventures	24.86	
	Add: Cash taken over from Subsidiaries	36.44	5,714.20
	Cash and cash equivalents as at the end of the year	2,188.59	
	Add: Share in Joint ventures	37.74	
		2,226.33	
	Add: Adjustment consequent to BKPL becoming subsidiary w.e.f. 20.11.2006	6.90	2,233.23
	Net (Decrease) / Increase as disclosed above		(3,480.97)

For and on behalf of the Board

Anil D Ambani
Chairman and Managing Director

Satish Seth
Executive Vice Chairman

S C Gupta
Director (Operations)

Place: Mumbai

Date: April 25, 2007

J P Chalasani
Director (Business Development)

Gen V P Malik
Director

S L Rao
Director

Dr Leena Srivastava
Director

V R Galkar
Director

Ramesh Shenoy
Company Secretary

Reliance Energy Limited

Shareholder Satisfaction Survey 2007

We have been constantly endeavouring to extend the best possible services to our shareowners and we seek your feedback on the same. Kindly, therefore, return this response form duly filled in to our R & T agents, Karvy Computershare Private Limited.

It is indeed our privilege to have you as our shareowner and to continue to receive your trust and confidence.

To,
Karvy Computershare Private Limited
Unit : Reliance Energy Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Reg : **Shareholder Satisfaction Survey-2007-Response Form**

Name of Sole/First holder : ______________________

Folio No. ☐☐☐☐☐☐ STD Code ☐☐☐☐☐☐

DP ID ☐☐☐☐☐☐☐☐ Telephone No. ☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ e-mail ______________________

Kindly rate our services in following areas

		Excellent	Good	Needs Improvement
1.	Responses to queries/complaints	☐	☐	☐
2.	Your overall rating of our investor service	☐	☐	☐
3.	Presentation of information on Company's website www.rel.co.in	☐	☐	☐
4.	Quality and contents of Annual Report 2006-07	☐	☐	☐

5. Do you have any grievance which has not been addressed so far :☐ Yes ☐ No
   If yes, please furnish details in brief

   ____

   ____

6. Your suggestions and comments for improvement in our services

   ____

   ____

Date **Signature of member**

center fold

cut here

Business Reply Inland Letter Card

Postage will be paid by the Addressee

BRP No. HDC/B-446
Cyberabad Post Office
Hyderabad 500 081

No postage stamp necessary if posted in INDIA

To,

Karvy Computershare Private Limited
Unit: Reliance Energy Limited
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500 081

Fold

ATTENDENCE SLIP

Reliance Energy Limited

Registered Office : Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055.

PLEASE FILL ATTENDANCE AND HAND IT OVER AT THE ENTRANCE OF THE MEETING VENUE.
Joint Shareholders may obtain additional Attendence Slip on request.

DP. Id*	
Client Id*	

Regd. Folio No.	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) held:

I hereby record my presence at the 78th **ANNUAL GENERAL MEETING** of the Company held on Tuesday, July 10, 2007 at 11.00 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Signature of the Shareholder or proxy

*Applicable for investors holding shares in electronic form.

——————————— TEAR HERE ———————————

PROXY FORM

Reliance Energy Limited

Registered Office : Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055.

DP. Id*	
Client Id*	

Regd. Folio No.	

I/We .... of

.... being a member/members of Reliance Energy Limited

hereby appoint ....

of .... or falling him

.... of ....

as my/our proxy to vote for me/us and on my/our behalf at the 78th **ANNUAL GENERAL MEETING** to be held on Tuesday, July 10, 2007 at 11.00 a.m. or at any adjournment thereof.

Signed this .... day of .... 2007.

Affix a 1 Rupee Revenue Stamp

* Applicable for investors holding shares in electronic form.

Note : The Proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

NOTES

NOTES

Book-Post

To,

If undelivered please return to:
Karvy Computershare Private Limited
(Unit Reliance Energy Limited)
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad 500081
India

Printed at **Colorama** Hyd Ph: 040-23731784.

END